418


05007288

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great West Life

*CURRENT ADDRESS

PROCESSED
APR 25 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 34728 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 4/18/05



GREAT-WEST LIFECO INC.

Great-West Lifeco Inc. (TSX: GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses. □ The Company has operations in Canada, the United States, and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, and Great-West Life & Annuity Insurance Company. ⊞ Lifeco and its companies have more than $164 billion in assets under administration. Lifeco is a member of the Power Financial Corporation group of companies.

The following chart summarizes our corporate structure.



Great-West Lifeco Inc.
100%
GWL&A Financial Inc.
100%
100%
The Great-West Life Assurance Company
Great-West Life & Annuity Insurance Company
100%
100%
100%
100%
Canada Life Financial Corporation
The Canada Life Assurance Company
Laketon Investment Management Ltd.
Canada Life Capital Corporation Inc.
The Canada Life Group (U.K.) Limited
Canada Life Irish Holding Company Limited
Canada Life International Re Limited
London Life Insurance Company
London Life Investment Management Ltd.
Quadrus Investment Services Ltd.
London Reinsurance Group Inc.
GWL Realty Advisors Inc.
GWL Investment Management Ltd.
Advised Assets Group, LLC
Financial Administrative Services Corporation (FASCorp)
First Great-West Life & Annuity Insurance Company
Great-West Healthcare Holdings, Inc.
Canada Life Insurance Company of New York
Canada Life Insurance Company of America

For a description of forward-looking information and non-GAAP financial measures, see page 8.

Table of Contents

	Major brands	Products & services
Canada	**Great-West Life** **London Life** **Canada Life** **Freedom 55 Financial** **Group Retirement Services** **Quadrus**	○ Comprehensive benefit solutions for large and small employer groups, including life, dental, critical illness, disability management, medical referral services, expatriate coverage, extended health care and online plan member and plan administration services ● Creditor insurance, including life, disability, job loss and critical illness coverage ○ Life, health, accident and critical illness insurance for members of affinity groups ○ Retirement savings and income plans for individuals and groups, including segregated funds, as well as proprietary and third-party mutual funds through Quadrus Investment Services Ltd. ○ Administration services for employee stock purchase, stock option and incentive plans through GRS Securities Inc. ○ Life, disability and critical illness insurance for individuals and families ○ Banking products and services through an arrangement with National Bank of Canada ○ Fund management, investment and advisory services through GWL Realty Advisors Inc., GWL Investment Management Ltd., London Life Investment Management Ltd. and Laketon Investment Management Ltd.
Europe	**Canada Life** **London Reinsurance Group**	Protection and wealth management products and related services in the United Kingdom, Isle of Man, Republic of Ireland and Germany. ○ Individual life and critical illness insurance ○ Group income protection, disability and critical illness insurance ○ Pensions, savings and payout annuities Reinsurance and retrocession business primarily in the United States and European niche markets: ○ Life insurance – yearly renewable term and co-insurance ○ Property & casualty – catastrophe ○ Annuity – investment funds guarantee
United States	**Great-West Healthcare** **Great-West Retirement Services** **Great-West Life & Annuity** **Canada Life** **FASCorp**	Employer-sponsored life and health benefits ○ Self-funded group health plans, medical stop-loss, consumer-driven health models, pharmacy, flexible spending accounts, life and disability insurance, and dental and vision coverage Retirement savings products and services ○ Employer-sponsored defined contribution plans, enrollment services, communication materials, investment options, and education services ○ Administrative and recordkeeping services for financial institutions and employer-sponsored defined contribution plans Life insurance ○ Customized individual term and whole life insurance and annuity products ○ Business-owned life insurance products

Distribution channels	Market position

- Great-West group account managers, employee benefit managers and specialists and sales staff in offices across Canada
- Great-West financial security advisors
- Freedom 55 Financial security advisors
- Investors Group consultants
- Independent advisors associated with managing general agents and national accounts
- Independent brokers and benefit consultants

- Serves the financial security needs of 12 million Canadians
- 24% market share for employee/employer plans
- 25% market share of individual life insurance inforce premiums
- 31% market share of individual living benefits inforce premium
- 31% market share in individual segregated funds
- 34% market share in group segregated funds

U.K. and Isle of Man
- Independent financial advisors and brokers

Ireland
- Independent brokers and direct sales force

Germany
- Independent brokers

Reinsurance
- Independent reinsurance brokers
- Direct placements

U.K. and Isle of Man
- Among top 30 life insurance companies
- 31% share of group life market
- 18% share of group income protection market
- 16% share of offshore single premium investment product
- 7% market share of offshore unit linked business
- 8% market share of payout annuities

Ireland
- Among top seven insurers by new business market share

Germany
- Among top five insurers in broker unit linked market

Reinsurance
- Among top ten life reinsurers in the U.S. by assumed business
- Niche positions in property and casualty and annuity businesses

- Healthcare products and services distributed through regional sales staff and consultants and through agreements with selected third party administrators
- Retirement services products distributed directly to plan sponsors and through pension consultants and representatives
- FASCorp recordkeeping and administrative services distributed through institutional partners
- Individual life insurance and annuity products distributed through financial institutions
- Business-owned life insurance products distributed through Clark Consulting

- 2 million medical members
- 5,200 corporate life, health and disability insurance clients
- Significant market share in state and local government deferred compensation plans
- One of the ten largest defined contribution recordkeepers, with 2.5 million participants

The successful integration of Canada Life's North American and international operations, combined with strong organic growth within our operating companies, led to a banner year in 2004 for Great-West Lifeco Inc.

Earnings attributable to common shareholders, excluding restructuring costs related to the acquisition of Canada Life, exceeded $1.6 billion in 2004, an increase of 34% over 2003. On a per common share basis, earnings increased 22% over 2003, to $1.827 per share.

Earnings growth was solid across the breadth of our operations, particularly in Canada and Europe, where earnings growth was enhanced by the contribution from Canada Life. In the United States, positive trends were reported in certain key metrics in all business units this year.

Total assets under administration grew to $164.9 billion, generated by growth in segregated funds assets. Premiums and deposits were up by 21% compared with 2003, a result of both the Canada Life acquisition and continuing growth in our operating subsidiaries – The Great-West Life Assurance Company in Canada and Europe, and Great-West Life & Annuity Insurance Company in the United States.

Integration of Canada Life's North American and European operations has proceeded as expected. In our United States business, integration is complete and we anticipate completing integration within our Canadian and European operations on schedule in 2005. By year end, we had exceeded our synergy targets, and expect to continue to realize synergies into 2005 and beyond.

In 2004, we continued to sharpen our focus on our core businesses in light of the new opportunities presented to us as a result of the Canada Life acquisition. We completed a strategic review of our new European operations, and we sold the U.S. group life and disability business that we acquired from Canada Life. As well, we completed the sale of certain smaller international operations, including the Bahamas and Cayman Islands branches, and the group insurance business in Bermuda. Also during the year, we reached agreements to sell our operation in Brazil, and the balance of our Bermuda business.

Assets under administration ($ billions)


200
150
100
50
0
00
01
02
03
04

Premiums and deposits ($ billions)*


40
30
20
10
0
00
01
02
03
04

Earnings per common share ($)†


2.0
1.5
1.0
0.5
0
00
01
02
03
04

† 2001 adjusted for Alta Health & Life Insurance Company special charges plus operating losses, and September 11, 2001
2003 & 2004 adjusted for restructuring costs related to the CLFC acquisition
*2003 adjusted for bulk reinsurance


Robert Gratton


Raymond L. McFeetors


William T. McCallum

A YEAR OF CHANGE

The ability of Lifeco's companies to generate solid organic growth during a year dominated by integration activities is an indication of the quality of the companies' management, underlying businesses, distribution channels, and ability to control expenses.

An important factor behind the growth in our ongoing operations is the diversification of our business, which is a tremendous strength to the companies and distribution channels. Traditional insurance products continue to be an important part of our offerings; however fee-based products and services form a growing part of our business. These include long-term savings products such as segregated funds; and plans where we provide administrative services on employee benefits for larger employers. In 2004, nearly 60% of our premiums and deposits were derived from fee-based products and services.

A mix of traditional insurance businesses and more innovative financial products and services allows Lifeco's companies to effectively meet the diverse demands of their respective marketplaces.

A measure of the underlying quality of our business is the trust our clients place in our products and services, as demonstrated by the persistency of their business with us. Our powerful distribution channels play a significant role in the very strong persistency of our business, by providing knowledgeable, professional advice and service to clients. This expertise and relationship with clients is key to the level of client confidence in our products and services.

Lifeco's companies continue to form new alliances that expand both the services we offer clients and the reach of our distribution channels, making it easier than ever for clients and advisors alike to do business with us.

Return on common shareholder equity (%)†


25
20
15
10
5
0
00
01
02
03
04

Dividends per common share ($)


0.8
0.6
0.4
0.2
0
00
01
02
03
04

Book value per common share ($)


10
7.5
5.0
2.5
0
00
01
02
03
04

† 2001 adjusted for Alta Health & Life Insurance Company special charges plus operating losses, and September 11, 2001
2003 & 2004 adjusted for restructuring costs related to the CLFC acquisition



CREATING VALUE

Great-West Lifeco has an excellent long-term track record of creating shareholder value.

For many years now, we've had one of the leading returns on equity in our industry. Our ROE, at 20.8% before restructuring costs, continues to rank among the highest returns for financial services companies in North America.

The market value of our common shares has appreciated at a compound annual growth rate of more than 25% over the past 10 years, during which time we've split the stock on a two-for-one basis three times. As well, we paid dividends of $0.685 per common share in 2004, an increase of 22% over 2003, and more than 20% per year over the past ten years, further enhancing the attractiveness of Lifeco shares for investors.

LOOKING AHEAD

The acquisition of Canada Life in 2003 was a highly strategic transaction, and a significant one for our organization. It positions our companies very well in the now consolidated Canadian financial services sector, serves as an important vehicle for enhanced earnings in the United States, and gives us a strong platform for growth in Europe.

The Canadian financial services sector has undergone a significant level of consolidation in the past few years, with the emergence of several strong, competitive Canadian-controlled companies that are now evolving as exporters with a major international presence.

As one of the organizations that has benefited from consolidation, Lifeco and its companies will continue to focus on initiatives to enhance organic business growth and look for opportunities to grow through acquisition. We see the strongest prospects for external growth in the United States and Europe, where consolidation of the financial services sector is not as advanced as in Canada.

While Power Financial Corporation has been active in Europe for many years, this market now represents new opportunities for Lifeco. In particular, we see strong prospects in the niche markets in Germany and the United Kingdom in which we are positioned. Canada Life's operations provide the scale and market share, and our extensive experience in the North American group insurance and wealth management markets provides the expertise to support long-term growth.





In the United States, we will continue to look for opportunities to further grow our health care and financial services businesses. Our U.S. operations have built on the acquisitions of the pension recordkeeping business of Federated Insurance, and EMJAY Corporation, both in late 2003, enhancing the scope of our retirement business. In our health care business, we will continue to respond to the changing marketplace in the United States. We have introduced flexible consumer-driven products and programs that will benefit plan members and deliver savings to employers. We are encouraged by the membership growth we experienced in 2004 and will look to build on that trend in 2005.

Our focus in Canada will continue to be on leveraging our multi-channel distribution model. The acquisition of Canada Life gave us access to new complementary distribution channels, such as the managing general agent channel in Canada, which is a significant gain for us. Expanding and diversifying our distribution channels remains a key growth strategy for our organization.

BOARD OF DIRECTORS

At our annual meeting in 2004, the Honourable Paul Desmarais, P.C., C.C., retired from the Board of Directors of Lifeco and its subsidiary companies. Mr. Desmarais has been a guiding force behind Great-West since the company first became a member of the Power Corporation family of companies, in 1969. In recognition of his significant contribution to the Company over the years, Mr. Desmarais was appointed Director Emeritus.

Ultimately, the strength of Lifeco's companies lies in our people. We are fortunate to be able to draw on the talents of a diverse group of people across Canada, the United States, and now, Europe. On behalf of the Board of Directors, we thank them for their professionalism, innovation and dedication to serving our clients; and we thank our clients and shareholders for their continuing support.

Robert Gratton
Chairman of the Board

Raymond L. McFeetors
Co-President and Chief Executive Officer

William T. McCallum
Co-President and Chief Executive Officer

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) in 2004 compared with 2003. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, Europe and United States.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Years ended December 31	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
2004	$ 1.20	$ 1.30	$ 1.5832
2003	$ 1.29	$ 1.40	$ 1.5873
British pound			
2004	$ 2.31	$ 2.38	$ 2.3238
2003	$ 2.31	$ 2.29	$ 2.2900
Euro			
2004	$ 1.63	$ 1.62	$ 1.6200
2003	$ 1.63	$ 1.58	$ 1.5800

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility – see note 18(c) of the Company's 2004 Consolidated Financial Statements.

CANADA LIFE FINANCIAL CORPORATION ACQUISITION

The financial condition, results of operations and cash flows include the acquisition of Canada Life Financial Corporation (CLFC), from the July 10, 2003 date of acquisition.

Lifeco acquired all outstanding common shares of CLFC that it did not already beneficially own, for an aggregate transaction value of $7.2 billion. Lifeco immediately transferred the common shares of CLFC to its Canadian subsidiary, The Great-West Life Assurance Company (Great-West). CLFC, and its wholly owned operating subsidiary, The Canada Life Assurance Company (Canada Life), are now subsidiaries of Great-West.

At the outset of the acquisition, the Company set synergy targets of $210 million for Canadian operations, and $80 million for U.S. operations. In the fourth quarter of 2003, the Company identified another $40 million in potential synergies for the European operations for total annualized synergies of $330 million. At December 31, 2004, the Company achieved annualized synergies of $236 million in Canada, $77 million in the U.S. and $51 million in its European operations or 110% of the total target.

Following the acquisition of CLFC the Company developed a plan to restructure and exit selected operations of CLFC. These restructuring activities and associated costs are described more fully in note 3 to the Lifeco Financial Statements.

BUSINESSES OF LIFECO

Lifeco has operations in Canada and internationally through Great-West, London Life Insurance Company (London Life) and Canada Life, and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group (LIG) and CLFC respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States and Europe. Reinsurance products are provided through Canada Life, London Reinsurance Group (LRG) and their subsidiaries.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

TRANSACTIONS WITH RELATED PARTIES

Refer to note 16 of the Company's 2004 Consolidated Financial Statements.

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information *(in $ millions except per share amounts)*

	2004	2003	% Change
For the years ended December 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 14,202	$ 12,441	14%
Self-funded premium equivalents (ASO contracts)	7,981	8,218	-3%
Segregated funds deposits:			
Individual products	5,501	3,034	81%
Group products	6,406	4,510	42%
Total premiums and deposits	34,090	28,203	21%
Bulk reinsurance – initial ceded premiums [1]	–	(5,372)	–
Net premiums and deposits	34,090	22,831	49%
Fee and other income	2,273	1,831	24%
Paid or credited to policyholders [1]	15,490	8,346	86%
Net income attributable to:			
Preferred shareholders	60	41	46%
Common shareholders before restructuring costs [2]	1,630	1,215	34%
Restructuring costs after tax [2]	30	20	50%
Common shareholders	1,600	1,195	34%
Per common share [3]			
Basic earnings before restructuring costs [2]	$ 1.827	$ 1.499	22%
Restructuring costs after tax [2]	0.033	0.024	38%
Basic earnings after restructuring costs	1.794	1.475	22%
Dividends paid	0.685	0.5625	22%
Book value per common share	9.13	8.36	9%
Return on common shareholders' equity			
Net income before restructuring costs [2]	20.8%	20.7%	
Net income	20.5%	20.4%	
At December 31			
Total assets	$ 95,851	$ 97,451	-2%
Segregated funds assets	69,033	61,699	12%
Total assets under administration	$ 164,884	$ 159,150	4%
Capital stock and surplus	$ 9,425	$ 8,590	10%

(1) *During 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) with third parties. Premiums related to the initial cession of in force policy liabilities were $5,372.*

(2) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 3 in the Company's financial statements). The costs include $350 that was recognized as part of the purchase equation of CLFC, and $98 to be charged to income as it is incurred. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period.

(3) Per common share computations have been adjusted to reflect the two-for-one subdivision of the Company's common shares effective October 6, 2004 (see note 12 in the Company's financial statements).

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information (in $ millions except per share amounts)

		Total revenue	Net income – common shareholders			Adjusted net income – common shareholders [2]		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2004	Fourth quarter	$ 5,708	$ 409	$ 0.459	$ 0.455	$ 423	$ 0.475	$ 0.471
	Third quarter	4,914	414	0.466	0.462	417	0.468	0.464
	Second quarter	5,852	401	0.448	0.444	407	0.456	0.452
	First quarter	5,267	376	0.421	0.417	383	0.428	0.424
2003	Fourth quarter	$ 5,622	$ 357	$ 0.403	$ 0.400	$ 365	$ 0.411	$ 0.408
	Bulk reinsurance	57 [1]						
	Net	5,679						
	Third quarter	4,878	324	0.370	0.366	336	0.386	0.382
	Bulk reinsurance	(5,429) [1]						
	Net	(551)						
	Second quarter	3,971	261	0.357	0.354	N/A	N/A	
	First quarter	4,330	253	0.345	0.341	N/A	N/A	

(1) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed by Great-West and GWL&A with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429 million. This amount has been reduced by $57 million to $5,372 million to reflect the change in foreign currency translation rate in the fourth quarter.

(2) Adjusted Net Income is presented as a measure of earnings performance before restructuring costs related to the acquisition of CLFC, and incurred during the period. Refer to Non-GAAP Financial Measures on page 8.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC.

		Net income – common shareholders		
		Total	Basic per share	Diluted per share
2004	Fourth quarter	$ 14	$ 0.016	$ 0.016
	Third quarter	3	0.002	0.002
	Second quarter	6	0.008	0.008
	First quarter	7	0.007	0.007

		Net income – common shareholders		
		Total	Basic per share	Diluted per share
2003	Fourth quarter	$ 8	$ 0.008	$ 0.008
	Third quarter	12	0.016	0.016

Summary of Quarterly Results

Lifeco's net income attributable to common shareholders, before restructuring costs related to the acquisition of CLFC, was $423 million for the fourth quarter of 2004, compared to $365 million reported a year ago, an increase of 16%. On a per share basis, this represents $0.475 per common share ($0.471 diluted) for the fourth quarter of 2004 compared to $0.411 per common share ($0.408 diluted) a year ago.

Net income, after restructuring costs, attributable to common shareholders for the quarter was $409 million or $0.459 per common share ($0.455 diluted), compared to $357 million or $0.403 per common share ($0.400 diluted) in 2003. The improvement is attributable to the Canadian and European operating segments.

Canada – For the fourth quarter, net income attributable to common shareholders increased to $150 million compared to $110 million in 2003.

Europe – For the fourth quarter, net income attributable to common shareholders increased to $111 million compared to $90 million in 2003.

United States – For the fourth quarter, net income attributable to common shareholders was $166 million, which is essentially unchanged from 2003.

Lifeco Corporate – For the fourth quarter, Lifeco Corporate net earnings attributable to common shareholders were a charge of $18 million, compared to a charge of $9 million in 2003. These charges consist primarily of restructuring costs related to the CLFC acquisition.

Total revenue for the fourth quarter of 2004 was $5,708 million and was composed of premium income of $3,764 million, net investment income of $1,345 million and fee and other income of $599 million. Total revenue for the fourth quarter of 2003 was $5,622 million, excluding the effect of bulk reinsurance contracts entered into in 2003 by Great-West and GWL&A in connection with the acquisition of CLFC. It was composed of premium income of $3,759 million, net investment income of $1,362 million and fee and other income of $501 million.

Selected annual information (in $ millions except per share amounts)

Years ended December 31	2004	2003	2002
Total revenue	$ 21,741	$ 18,801	$ 16,632
Bulk reinsurance	–	(5,372)	–
Net	21,741	13,429	16,632
Net income – common shareholder			
Basic adjusted	$ 1.827	$ 1.499	$ 1.265
Basic	1.794	1.475	1.265
Diluted	1.778	1.461	1.250
Total assets			
General fund assets	$ 95,851	$ 97,451	$ 60,071
Segregated funds assets	69,033	61,699	36,048
Total assets under administration	164,884	159,150	96,119
Total liabilities	$ 83,753	$ 86,443	$ 53,312
Dividends paid per share			
Series B First Preferred	$ –	$ –	$ 1.8625
Series C First Preferred	–	1.453125	1.9375
Series D First Preferred	1.1750	1.1750	1.1750
Series E First Preferred	1.2000	0.56959	–
Series F First Preferred	1.4750	0.70012	–
Series G First Preferred	0.38466	–	–
Class A Series 1	1.0417	1.250	1.250
Common	0.685	0.5625	0.4725

CONSOLIDATED OPERATING RESULTS

Net Income

Consolidated net income of Lifeco includes the net income of Great-West and its operating subsidiaries London Life and Canada Life, and GWL&A, together with Lifeco's corporate results.

For the twelve months ended December 31, 2004, net income attributable to common shareholders, before restructuring costs, was $1,630 million, an increase of 34% compared to $1,215 million for 2003, or $1.827 per common share, an increase of 22% compared to $1.499 per common share for 2003. Net income attributable to common shareholders after restructuring costs was $1,600 million or $1.794 per common share for the twelve months of 2004.

Net Income – common shareholders (in $ millions)

	2004	2003	% Change
Canada			
Total business units	$ 753	$ 545	38%
Allocation of Lifeco Corporate	(107)	(64)	67%
Total Canada	646	481	34%
Europe	356	148	141%
United States	636	593	7%
Lifeco Corporate			
Total holding company	(8)	(7)	
Restructuring costs	(30)	(20)	
Total Lifeco Corporate	(38)	(27)	
Total Lifeco	$ 1,600	$ 1,195	34%

Canada – Consolidated net earnings of the Canadian segment for 2004 increased 34% to $646 million from $481 million in 2003. The increase was due to strong operating earnings from the Company's Canadian operating subsidiaries.

Europe – Consolidated net earnings of the European segment for 2004 increased 141% to $356 million from $148 million in 2003. The increase was due to the inclusion of CLFC's European businesses with LRG results.

United States – Consolidated net earnings of the United States segment for 2004 increased 7% to $636 million from $593 million in 2003. The increase was related primarily to favourable results in the Financial Services business unit of GWL&A, as well as the inclusion of the United States operations for CLFC in 2004 and 2003.

Lifeco Corporate – Lifeco Corporate net earnings were a charge of $38 million, compared to a charge of $27 million in 2003.

Premiums and Deposits

Total premiums and deposits increased by $5,887 million compared to 2003.

Premiums and deposits were $34,090 million in total: $14,202 million of risk-based product premiums, $7,981 million of self-funded premium equivalents, and $11,907 million of segregated funds deposits.

For 2004, 58% of premium income is from fee-based products (56% in 2003), with the remainder derived from traditional risk-based contracts.

For the Canadian segment, premium income and deposits were $14,534 million, fee-based products account for 56% of premium income: 43% segregated funds and 13% ASO business.

For the European segment, premium income and deposits were $9,198 million, fee-based segregated fund products account for 33% of premium income.

For the United States segment, premium income and deposits were $10,358 million, fee-based products account for 84% of premium income: 25% segregated funds and 59% ASO business.

Fee and Other Income

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the Company earns investment management fees, and administrative services only (ASO) contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis. Fee income, at $2,273 million, was up $442 million from 2003.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $15.5 billion was paid or credited to policyholders for the year ended December 31, 2004. This compares with $13.7 billion paid or credited in 2003 before the reduction of $5.4 billion related to the bulk reinsurance transactions undertaken in 2003.

CONSOLIDATED FINANCIAL POSITION

Consolidated total assets December 31 (in $ millions)

	2004			
	Canada	Europe	United States	Total
Assets				
Invested assets	$ 40,902	$ 16,494	$ 26,140	$ 83,536
Goodwill and intangible assets	5,003	1,778	55	6,836
Other assets	1,359	2,842	1,278	5,479
Total assets	$ 47,264	$ 21,114	$ 27,473	$ 95,851

	2003			
	Canada	Europe	United States	Total
Assets				
Invested assets	$ 39,353	$ 15,368	$ 28,395	$ 83,116
Goodwill and intangible assets	6,294	210	159	6,663
Other assets	1,284	4,696	1,692	7,672
Total assets	$ 46,931	$ 20,274	$ 30,246	$ 97,451

Assets

Assets under administration December 31 (in $ millions)

	2004	2003
Invested assets	$ 83,536	$ 83,116
Goodwill and intangible assets	6,836	6,663
Other general fund assets	5,479	7,672
Total assets	95,851	97,451
Segregated funds assets	69,033	61,699
Total assets under administration	$164,884	$159,150

Total assets under administration

Total assets under administration at December 31, 2004 were $164.9 billion, an increase of $5.7 billion from December 31, 2003. General fund assets decreased by $1.6 billion and segregated funds assets increased by $7.3 billion compared with December 31, 2003. The increase in goodwill and intangible assets reflects adjustments made by the Company to the allocation of the purchase price for CLFC. Refer to note 6 of the Company's Financial Statements.

Invested assets

The Company manages its general fund assets to support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. The Company follows prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Investment Division implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Invested assets at December 31, 2004 were $83.5 billion, an increase of $420 million from December 31, 2003. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

Asset distribution December 31 (in $ millions)

	2004		2003	
Government bonds	$ 21,094	25%	$ 21,434	26%
Corporate bonds	33,866	41	32,774	39
Mortgages	14,554	17	15,088	18
Stocks	3,405	4	3,199	4
Real estate	1,646	2	1,594	2
Sub-total portfolio investments	74,565		74,089	
Cash & certificates of deposit	2,472	3	2,461	3
Policy loans	6,499	8	6,566	8
Total invested assets	$ 83,536	100%	$ 83,116	100%

Bond portfolio

The total bond portfolio increased to $55.0 billion or 66% of invested assets at December 31, 2004, from $54.2 billion or 65% at December 31, 2003. Federal, provincial and other government securities represented 38% of the bond portfolio, compared to 40% in 2003. The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 84% rated A or higher. The excess of fair value over carrying value at December 31, 2004 was $2,052 million ($1,487 million at December 31, 2003).

Bond portfolio quality December 31 (in $ millions)

(excludes $2,435 million short-term investments, $2,462 million in 2003)

	2004		2003	
Estimated rating				
AAA	$ 24,136	46%	$ 23,127	45%
AA	7,393	14	6,999	14
A	12,737	24	12,573	24
BBB	7,502	14	7,879	15
BB or lower	757	2	1,168	2
Total	$ 52,525	100%	$ 51,746	100%

Mortgage portfolio

The total mortgage portfolio decreased slightly to $14.6 billion or 17% of invested assets at December 31, 2004, compared to $15.1 billion or 18% of invested assets at December 31, 2003. The mortgage portfolio consisted of 52% commercial loans, 37% multi-family residential loans and 11% single family residential loans. Total insured loans were $4.5 billion or 31% of the mortgage portfolio. The excess of fair value over carrying value at December 31, 2004 was $596 million ($567 million at December 31, 2003).

It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across each geographic region.

Equity portfolio

The total equity portfolio remained relatively unchanged at $5.1 billion or 6% of invested assets at December 31, 2004. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major economic centers. The excess of fair value over carrying value at December 31, 2004 was $638 million ($421 million at December 31, 2003).

Asset quality – general fund assets

Non-investment grade bonds were $757 million or 1.4% of the bond portfolio at December 31, 2004, compared with $1,168 million or 2.3% of the bond portfolio at December 31, 2003. The decrease is due to disposition and upgrades in the ratings of issuers that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $172 million or 0.23% of portfolio investments at December 31, 2004, compared with $234 million and 0.3% at December 31, 2003. Total allowances for credit losses at December 31, 2004 were $190 million, unchanged from December 31, 2003. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $959 million at December 31, 2004 ($904 million at December 31, 2003).

The combination of the allowance for credit losses of $190 million, together with the $959 million provision for future credit losses in actuarial liabilities represents 1.6% of bond, mortgage and real estate assets at December 31, 2004 (1.5% at December 31, 2003).

Non-performing loans December 31 (in $ millions)

	2004				2003			
Asset Class	Bonds	Mortgages	Foreclosed real estate	Total	Bonds	Mortgages	Foreclosed real estate	Total
Non-performing loans	$ 150	$ 20	$ 2	$ 172	$ 223	$ 10	$ 1	$ 234

Allowances for credit losses December 31 (in $ millions)

	2004			2003		
	Specific provisions	General provisions	Total	Specific provisions	General provisions	Total
Bonds and mortgage loans	$ 97	$ 93	$ 190	$ 67	$ 123	$ 190

Fair value

The fair value of invested assets exceeded their carrying value by $3.3 billion as at December 31, 2004, compared to $2.5 billion at December 31, 2003. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the net deferred realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

Other general fund assets December 31 (in $ millions)

	2004	2003
Funds held by ceding insurers	$ 2,337	$ 4,142
Other assets	3,142	3,530
Total other general fund assets	$ 5,479	$ 7,672

Other general fund assets

Funds held by ceding insurers decreased $1.8 billion. During the third quarter of 2004, LRG commuted certain reinsurance contracts. The impact of this transaction was to reduce funds held by ceding insurers and policy liabilities by approximately $1.5 billion on the consolidated balance sheet. In the Summary of Consolidated Operations, policyholder benefits was increased and actuarial liabilities was decreased by the same amount.

Other assets, at $3.1 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

Segregated funds

Segregated funds assets under management, which are measured at market values, increased by $7.3 billion to $69.0 billion at December 31, 2004. During 2004, $1.5 billion of Canada Life Securities Inc. trusteed assets were converted to segregated funds administered under insured contracts. The remaining growth resulted from net deposits of $2.3 billion, and market value gains of $3.5 billion.

Segregated funds assets December 31 (in $ millions)

	2004	2003	2002
Stocks	$ 45,398	$ 40,970	$ 19,978
Bonds	15,710	14,502	12,398
Mortgages	1,613	1,466	1,349
Real estate	3,423	3,119	2,022
Cash and other	2,889	1,642	301
Total	$ 69,033	$ 61,699	$ 36,048
Year-over-year growth	12%	71%	–

Outlook – investment

The Company's investment portfolio is broadly diversified and encompasses strategies to generate appropriate asset mixes and returns relative to the terms and characteristics of the Company's liabilities. The majority of the investment program for the general fund will continue to be in medium to long-term fixed income instruments, primarily bonds and mortgages. Investments in equity markets and other asset classes will continue to be reviewed as risk-adjusted market opportunities arise.

In addition to managing the general fund of the Company, the Investment Division and its investment subsidiaries remain closely aligned with the Company's segregated funds and third-party asset management lines of business, and will continue to develop its infrastructure to deliver superior service to clients.

Liabilities

Total liabilities

Total liabilities at December 31, 2004 were $83.8 billion, a decrease of 3% from December 31, 2003.

Total liabilities December 31 (in $ millions)

	2004	2003
Policy liabilities	$ 70,095	$ 71,498
Net deferred gains on portfolio investments sold	2,164	2,237
Other general fund liabilities	11,494	12,708
Total liabilities	$ 83,753	$ 86,443

Policy liabilities

Policy liabilities, at $70.1 billion, represent 84% of total liabilities at December 31, 2004, compared with approximately 83% at December 31, 2003. Refer to note 8 of the Lifeco Financial Statements for more detail.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has helped shield the Company's financial position from past significant interest rate volatility.

Other general fund liabilities

Total other general fund liabilities at December 31, 2004 were $11.5 billion, a decrease of $1.2 billion from December 31, 2003. Other liabilities, at $4.6 billion, decreased from December 31, 2003 levels, and include trade payables, accruals, provisions for post-retirement benefits and temporary transaction liabilities.

Other general fund liabilities December 31 (in $ millions)

	2004	2003
Debentures and other borrowings	$ 2,088	$ 2,576
Funds held under reinsurance contracts	4,108	4,655
Repurchase agreements	676	503
Other liabilities	4,622	4,974
Total other general fund liabilities	$ 11,494	$ 12,708

Debentures and other borrowings include $1,734 million of long-term debt associated with the Canada segment on both a direct basis and through its subsidiary CLFC, and $210 million of capital securities issued in the United States through its subsidiary Great-West Life & Annuity Capital LP.

Included in debentures and other borrowings is a term debt facility that formed part of the financing for the CLFC acquisition. In 2004, the Company repaid $447 million of the facility, reducing the outstanding amount from $596 million to $149 million.

Non-Controlling Interests

Refer to note 11 of the Lifeco Financial Statements.

In addition to participating policyholder undistributed surplus and preferred shareholders of subsidiaries, the Company has a total of $800 million of capital securities/trust units issued in Canada by Great-West Life Capital Trust and Canada Life Capital Trust. At December 31, 2004, subsidiaries of the Company held $186 million of these securities as temporary investments. The carrying value of units held by external parties at December 31, 2004 was $651 million.

Capital Stock and Surplus

Capital stock outstanding at December 31, 2004 was $5,947 million, which was comprised of $1,296 million preferred shares and $4,651 million common shares.

Details regarding outstanding share data are provided in note 12 of the Lifeco Financial Statements.

In establishing the appropriate mix of capital required to support the operations of the Company and its subsidiaries, management utilizes a variety of debt, equity and other hybrid instruments giving consideration to both the short and long-term capital needs of the Company.

At December 31, 2004, the Company had four series of preferred shares outstanding with an aggregate stated value of $1,296 million.

The terms and conditions of the $200 million, 4.70% Non-Cumulative First Preferred Shares, Series D and the $597 million, 4.80% Non-Cumulative First Preferred Shares, Series E allow the holder to convert to common shares of the Company after a specified period of time. The Company, at its option, may redeem these shares before the holders are entitled to convert them to common shares of the Company. Preferred shares of this type are commonly referred to as soft-retractable and represent a form of financing with a term that is effectively fixed.

The terms and conditions of the $199 million, 5.90% Non-Cumulative First Preferred Shares, Series F and the $300 million, 5.20% Non-Cumulative First Preferred Shares, Series G do not allow the holder to convert to common shares of the Company or otherwise cause the Company to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing that does not have a fixed term. The Company, at its option, may redeem the Series F shares on or after September 30, 2008, and the Series G shares on or after December 31, 2009. The Company regards the Series F shares and the Series G shares as comprising part of its core of permanent capital. As such, the Company only intends to redeem the Series F shares or the Series G shares with proceeds raised from new capital instruments issued during the life of the Series F shares or the Series G shares, where the new capital instruments represent equal or greater equity benefit.

2004 activity

During 2004, the Company paid dividends of $0.685 per common share for a total of $611 million and preferred share dividends of $60 million.

On September 14, the Company closed its offering of 12,000,000 5.20% Non-Cumulative First Preferred Shares Series G with an aggregate stated value of $300 million.

On September 24, the common shareholders and the first preferred shareholders of the Company approved a subdivision of the Company's common shares on a two-for-one basis, effective October 6.

On October 31, the Company redeemed all 5,192,242 of its outstanding Non-Cumulative Class A Preferred Shares Series 1 for a cash redemption price of $25.00 per share. The aggregate redemption price was $129.8 million.

The Company utilizes its normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the Company's Stock Option Plan. In November, the Company announced a further normal course issuer bid commencing December 1, 2004 and terminating November 30, 2005. During the course of this bid, the Company may purchase up to but not more than 6,000,000 shares for cancellation. In 2004, through the normal course issuer bid process, 5,217,700 common shares were purchased for cancellation at a cost of $129 million or $24.82 per share.

In total, capital stock and surplus increased by $835 million, to $9.4 billion at December 31, 2004, from December 31, 2003. The strengthening of the Canadian dollar against the United States dollar of $0.09 in 2004 resulted in decreases to the currency translation account of $240 million from December 31, 2003.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity

The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. The Company's operations have liquidity requirements that vary among its principal product lines. Life insurance and pension plan reserves are primarily long-term liabilities. Group reserves in Canada and Europe and accident and health reserves in the United States, including long-term disability, consist of both short-term and long-term liabilities. Life insurance and pension plan reserve requirements are usually stable and predictable, and are supported primarily by long-term, fixed income investments. Group costs and accident and health claim demands are stable and predictable but generally shorter term, requiring greater liquidity.

Generally, the Company meets its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and utilizing positive cash flows from operations. Liquidity for the Company has remained strong, as evidenced by significant amounts of short-term investments, cash and highly marketable securities (including investment grade bonds) that totaled $48.9 billion and $48.2 billion as of December 31, 2004 and 2003, respectively. As of both December 31, 2004 and 2003, 98% of the bond portfolio carried an investment grade rating, thereby providing significant liquidity to the Company's overall investment portfolio.

Funds provided by premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payment of claims, benefits, and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demands for funds exceed those on hand. Also, a demand for funds may arise as a result of the Company taking advantage of current investment opportunities. The sources of the funds that may be required in such situations include the issuance of commercial paper and debentures and equity securities.

Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

Liquid assets December 31 (in $ millions)

	2004		2003	
	Balance sheet value	Market value	Balance sheet value	Market value
Cash & certificates of deposit	$ 2,445	$ 2,445	$ 2,396	$ 2,396
Highly marketable securities				
Government bonds	19,658	20,541	19,664	20,116
Corporate bonds	23,327	24,124	22,397	23,336
Common/Preferred shares	2,657	3,093	2,863	3,113
Residential mortgages (insured)	792	809	905	916
Total	$ 48,879	$ 51,012	$ 48,225	$ 49,877

Cashable liability characteristics December 31 (in $ millions)

	2004	2003
Surrenderable insurance and annuity liabilities		
At market value	$ 11,628	$ 11,976
At book value	26,952	26,259
Total	$ 38,580	$ 38,235

The market value of the Company's liquid assets is approximately $51 billion or 132% of the total surrenderable insurance and annuity liabilities. The Company believes that it holds a sufficient amount of liquid assets to meet unanticipated cash flow requirements prior to their maturity.

Cash flows

Cash flows *December 31 (in $ millions)*

	2004	2003
Cash flows relating to the following activities:		
Operations	$ 2,999	$ 2,098
Financing	(1,096)	1,390
Investment	(1,892)	(1,939)
Increase in cash & certificates of deposit	11	1,549
Cash & certificates of deposit, beginning of year	2,461	912
Cash & certificates of deposit, end of year	$ 2,472	$ 2,461

Cash & certificates of deposit were $2,472 million at December 31, 2004 essentially unchanged from the prior year. In the year, cash flow provided by operations increased $901 million to $2,999 million. These operating cash flows were used by the Company to acquire investment assets supporting the Company's policy liabilities. As well, the Company utilized $1,096 million of operating cash flow for financing activities, including the repayment of financing obtained in connection with the Canada Life acquisition. Refer to the Consolidated Statement of Cash Flows in the Company's Financial Statements.

Commitments/contractual obligations December 31, 2004 (in $ millions)

	Payments due by period				
	Total	within 1 year	1–3 years	4–5 years	over 5 years
1) Long-term debt	$ 1,919	$ 1	$ 2	$ 151	$ 1,765
2) Operating leases					
– office	492	101	189	101	101
– equipment	16	12	4	–	–
3) Credit-related arrangements					
(a) Contractual commitments	309	288	21	–	–
(b) Letters of credit	SEE NOTE 3b BELOW				
4) Purchase obligations	48	28	20	–	–
Total contractual obligations	$ 2,784	$ 430	$ 236	$ 252	$ 1,866

(1) Long term debt – refer to note 9 of the Company's Financial Statements.

(2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.

(3) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

(b) Letters of credit are written commitments provided by a bank. The European operation is from time to time an applicant for and they are provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. Please refer to note 22 of the Company's 2004 Financial Statements and the "Liquidity Risk (Letters of Credit)" section of the Company's 2004 MD&A.

(4) Purchase obligations are commitments to acquire goods and services, essentially related to information services.

Capital management and adequacy

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's MCCSR ratio at the end of 2004 was 199% (190% at the end of 2003). London Life's MCCSR ratio at the end of 2004 was 235% (252% at the end of 2003). Canada Life's MCCSR ratio at the end of 2004 was 218% (204% at the end of 2003).

The MCCSR position of Great-West is affected significantly by the existence of goodwill and intangible assets, which, subject to a prescribed inclusion for a portion of intangible assets, are deducted in the calculation of available regulatory capital.

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A has estimated the risk-based capital ratio to be 499% at December 31, 2004 (402% at the end of 2003).

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Company has also established policies and procedures designed to identify, measure and report all material risks. The capital plan is designed to ensure that the Company maintains adequate capital taking into account the Company's strategy and business plans. The Board of Directors reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan.

Ratings

The Company and its major operating subsidiaries continue to hold very strong ratings.

At the time of the CLFC acquisition in July, 2003, the ratings of the Company and its major subsidiaries were downgraded a single rating notch, and were assigned a negative outlook by Standard & Poor's Rating Services (S&P) and Moody's Investors Service (Moody's).

The ratings identified in the table were all reaffirmed in 2004, with the negative outlooks assigned by S&P and Moody's remaining.

During 2004, the Company has continued its discussions with Moody's and S&P regarding the status of their negative outlooks. They continue to monitor the progress of the Company and its major subsidiaries towards restoring their pre-acquisition capital and financial leverage positions.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Rating Services*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

*Ratings are on negative outlook.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

(i) Refer to note 4 "Portfolio Investments", note 9 "Debentures and Other Borrowings", and note 18 "Off Balance Sheet Financial Instruments" of Lifeco's Financial Statements for a description of financial instruments held by the Company at December 31, 2004.

(ii) Refer to note 1 of Lifeco's Financial Statements for a description of fair value determination.

(iii) Refer to note 8 of Lifeco's Financial Statements for a description of the relationship of assets and actuarial liabilities.

(iv) Refer to the "Risk Management and Control Practices" section of this report for a description of the risks and the management of risks associated with financial instruments associated with actuarial liabilities.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, may be broadly grouped into four categories:

1. Insurance risks
2. Investment or market risks
3. Operational risks
4. Other risks

The risk categories above have been ranked in accordance with the extent to which they would be expected to impact the business on an ongoing basis and, accordingly, would require more active management. It must be noted, however, that items included in the third or fourth categories, such as legal, regulatory or reputational risks, may still represent serious risks notwithstanding the expectation that they may be less likely to be realized.

Insurance Risks – General

By their nature, insurance products involve commitments by the insurer to provide financial obligations and insurance coverage for extended periods of time. In order to provide insurance protection profitably, the insurer must design and price products to ensure that the premiums received, and the investment income earned on those premiums, will be sufficient to pay future claims and expenses associated with the product. This requires the insurer, in pricing products and establishing policy liabilities, to make assumptions regarding expected levels of income and expense. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires regular updating of assumptions to reflect emerging experience. Ultimate profitability will depend upon how closely actual experience tracks to expected, particularly in regards to the following,

Claims (mortality and morbidity) – Many products provide benefits in the event of death or disabling conditions or provide for medical or dental costs. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the insurance and reinsurance markets where the Company is active. Effective underwriting policies control the selection of risks insured for consistency with claims expectations. Underwriting limits control the amount of risk exposure insured in the property and casualty reinsurance operations.

Lapsation – Products are priced and valued to reflect the expected duration of contracts. Lapsation is an important assumption for expense recovery to the extent that higher costs are incurred in early contract years, and for certain long-term level premium products where costs increase by age and pricing assumes that some policyholders will discontinue their coverage. Annual research studies support pricing and valuation assumptions for this risk.

Investment yield – Products are priced and valued based on the investment returns available on the assets that support the policy liabilities. Effective and ongoing communication between pricing, valuation and investment management is required to control this risk. Investments are made in accordance with investment policies that have been approved by the Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with long term cash flows and pricing guarantees carry more risk. Both pricing and valuation manage this risk by requiring higher margins where there is less yield certainty. The pricing and valuation of death benefit, maturity value and income guarantees associated with variable contracts employs stochastic modeling of future investment returns.

Reinsurance – Products with mortality and morbidity risks have specific limits on Company retention approved by the Boards of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. Risk underwritten in excess of these approved levels is ceded, or reinsured, by the Company to third-party reinsurers. Companies providing reinsurance to the Company are reviewed for financial soundness as part of the ongoing monitoring process.

Insurance Risks – Specific Businesses

Insurance risks are specific to the particular businesses carried on by the Company and the types of products offered through those businesses.

Canada

Group Insurance – The most significant insurance risk relates to the Company's ability to predict claims experience for the following year. Most risks facing the group insurance business are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.

For health care products, inflation and utilization will influence the level of claim costs. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential to substantially escalate benefit plan costs. The Company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.

For disability products, a number of factors, including aging and industry characteristics, play a role in future claim patterns. The risks emerging from these factors are managed through pricing and plan designs that emphasize prevention, early intervention and return to work programs.

Individual Life – The most significant insurance risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The Company manages this risk primarily through effective underwriting practices developed to support the long-term sustainability of the business. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred.

A current industry risk involves the pricing of the level cost of insurance option within universal life products. The pricing of this option, guaranteed for the life of the policy, requires a guaranteed interest rate and lapse assumption extending over a long period. A small adverse change in actual long-term lapses or investment returns can lead to significant insufficiency in premiums. Management continues to prudently manage this pricing risk.

Living Benefits – The most significant insurance risk for this line of business is morbidity, which is the incidence and duration of disability insurance claims and the incidence of critical conditions for critical illness insurance. Disability experience is highly cyclical. The Company manages the disability risk through its underwriting practices, experience and trend analysis, in addition to its reserve and pricing reviews.

Retirement & Investment Services – The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Accordingly, fee income derived in connection with the management of investment funds is sensitive to prevailing market conditions. Movements in market levels will produce variability in the level of fee income derived from this type of business. As well, a significant decline in market values could increase the cost to the Company associated with segregated fund death benefit and maturity value guarantees.

Through its wide range of funds, the Company limits its risk exposure to any particular market. As well, the Company encourages its clients to follow a long-term asset allocation approach, which will reduce the variability of returns and the frequency of fund switching. As a result of this approach, a significant proportion of individual segregated fund assets are in holdings of either a diversified group of funds or "fund of funds" investment profiles, which are designed to improve the likelihood of achieving optimal returns within a given level of risk.

With the significant increase in the group retirement business resulting from the acquisition of Canada Life, the Company has expanded its presence in this relatively stable business. With a significant proportion of premiums being received through employer-sponsored, payroll deduction plans, contributions and withdrawals from this business are less affected by volatile market conditions.

Europe

Group Insurance – The most significant insurance risk relates to the Company's ability to predict claims experience for the following year. The risk of inaccurately predicting mortality and morbidity claims is mitigated through biannual repricing, claims experience monitoring, underwriting and controls over open disability claims.

Individual Insurance – The most significant insurance risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The Company manages this risk primarily through effective underwriting practices developed to support the long-term sustainability of the business. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred.

Wealth Management – The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. The Company earns fees based upon premium levels and asset levels. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, the Company limits its risk exposure to any particular market. As well, the Company encourages its clients to follow a long-term asset allocation approach.

Reinsurance – The reinsurance business encompasses a wide variety of risks. The most significant insurance risks include natural catastrophic events that result in property damage, mortality risk relating to the Company's individual life reinsurance business, and the level of interest rates and investment fund performance in connection with the Company's annuity guarantee business. The Company monitors cedant companies' claims experience on an ongoing basis. Diversification of products by underlying insurance type and geography continues to be a major risk mitigation tool.

United States

Healthcare – Health care insurance risks include medical cost inflation, which may exceed annual pricing adjustments to policyholders. In addition, changes in utilization may impact health care costs. These utilization trends can be attributable to adjustments in health care delivery systems, such as the development of new practice standards or breakthrough treatments. Furthermore, changes to product design may also impact utilization trends. These changes include amendments that modify covered benefits or funding changes that result in a sharing of the financial burden between the employer and the employee.

The Company manages some of these risks through medical cost management, product design, and underwriting management. The Company manages medical costs through dedicated provider contracting. In addition, the Company continues to invest in enhanced care management programs. Product designs that promote a sharing of health care costs by members typically help control utilization. Medical underwriting by case risk has also been expanded. Through the combination of medical cost management, product design, and underwriting management, the Company strives to ensure continued profitability.

Retirement Services – Fixed margins are protected through the use of specific guaranteed certificates and proper matching of assets and liabilities. Variables are subject to the volatility of the U.S. equities market and the economy. The Company protects itself from risks associated with early surrenders through contract fees and termination charges. Emphasis is placed on retention of major cases and the corresponding maturity of certificates of these cases. Expense management programs are constantly monitored to control unit costs in the third-party administration business segment.

Individual Life – The traditional lines of life insurance are no longer actively marketed. Various programs have been introduced emphasizing retention of the business. In the large case business-owned life insurance (BOLI) business, the risk associated with surrenders in the General Account product line is protected by the income tax consequences of surrendering the policy and through contract provisions which restrict the availability of funds for withdrawal. Ongoing sales in the BOLI market focus on the delivery of segregated fund (stable value and variable fund) products. These lines include whole life policies with guaranteed cash values and universal life policies with guaranteed minimum interest credited rates. The Company actively monitors the impact of these "interest rate floors" through cash flow testing and has established additional reserve liabilities as appropriate.

Investment or Market Risks

The Company acquires and manages asset portfolios to produce risk-adjusted returns in support of policyholder obligations and corporate profitability. The Boards of Directors or the Executive Committees and the Investment Committees of the Boards of Directors annually approve Investment and Lending Policies, as well as Investment Procedures and Guidelines. A comprehensive report on compliance with these policies and guidelines is presented to the Boards of Directors or Investment Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies, procedures and guidelines on a periodic basis.

The significant investment or market risks associated with the business are outlined below.

Interest rate risk – Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change.

The Company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment. Interest rate risk is managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities. For products with uncertain timing of benefit payments, investments are made in fixed income assets with cash flows of shorter duration than the anticipated timing of the benefit payments. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Equity market risk – The Company's investment policy guidelines provide for prudent investment in equity markets within clearly defined limits. Given the volatility in equity market values, income in any year may be adversely affected by decreases in market values, notwithstanding the Company's long term expectation of investment returns appropriate for this asset class.

Sensitivity of earnings – The following table shows the sensitivity of the Company's earnings to changes in the interest rate environment and equity markets based on the existing business mix. These amounts are estimated assuming limited management actions to mitigate the impact of the changes.

Increase (decrease) in after-tax shareholder earnings (in $ millions)

Interest rate sensitivity (1)	
1% Increase	$ (19)
1% Decrease	(221)
Equity market sensitivity (2)	
10% Increase	75
10% Decrease	(110)

(1) represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve.
(2) represents the percentage change in equity markets.

Credit risk – It is Company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class. Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors. Off-balance sheet credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.

Liquidity risk (asset/liability) – The Company closely manages operating liquidity through cash flow matching of assets and liabilities and at December 31, 2004 has approximately $49 billion in highly marketable securities.

Liquidity Risk (letters of credit) – In the normal course of its Reinsurance business, the Company provides letters of credit (LOC) to other parties, or beneficiaries. A beneficiary will typically hold an LOC as collateral in order to secure statutory credit for reserves ceded to or amounts due from the Company. An LOC may be drawn upon demand. If an amount is drawn on an LOC by a beneficiary, the bank issuing the LOC will make a payment to the beneficiary for the amount drawn, and the Company will become obligated to repay this amount to the bank.

The Company, through certain of its operating subsidiaries, has provided LOCs as follows:

To external parties

In order for the non-U.S. licensed operating subsidiaries within LRG to conduct reinsurance business in the U.S., they must provide collateral to the U.S. insurance and reinsurance companies to whom reinsurance is provided in order for these companies to receive statutory credit for reserves ceded to LRG. To satisfy this collateral requirement, LRG, as applicant, has provided LOCs issued by a syndicate of financial institutions. The aggregate amount of this LOC facility is US $970 million, and the amount issued at December 31, 2004 was US $748 million, including US $73 million between LRG subsidiaries as described below.

To internal parties

Canada Life as applicant has provided LOCs relating to business activities conducted within the Canada Life group of companies in respect of the following:

- to its U.S. branch as beneficiary, to allow Canada Life to receive statutory capital credit for life reinsurance liabilities ceded to Canada Life Ireland Re (US $417 million)
- to Canada Life Ireland Holdings Limited (CLIHL) as beneficiary, to allow CLIHL to receive statutory capital credit in the United Kingdom for a loan made to The Canada Life Group (UK) Limited. (£117 million)
- to a U.S. regulator as beneficiary on behalf of its U.S. branch, to receive statutory capital credit for certain reinsurance liabilities ceded to third party non-U.S. licensed reinsurers (US $112 million).

As well, certain LRG subsidiaries as applicants have provided LOCs to other LRG subsidiaries, as beneficiaries to allow them to receive statutory capital credit for reserves ceded to the other subsidiaries (US $73 million).

Management monitors its use of LOCs on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.

Liquidity risk (holding company structure) – As a holding company, the Company's ability to pay interest, dividends and operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries. The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West, London Life, CLFC, Canada Life and GWL&A.

Foreign exchange risk (earnings) – The Company's consolidated operations provide a broad business platform that is well diversified in terms of both the nature of the various businesses and the geographic locations in which these businesses are conducted. The degree of geographic diversification in the business operations creates exposure to fluctuations in foreign currency. Management has implemented a program that utilizes forward foreign currency contracts to mitigate the volatility arising from the movement of rates as they impact the translation of operating results denominated in foreign currency.

For the twelve months ended December 31, 2004, of C$34.1 billion of total premiums and deposits approximately C$19.6 billion or 57% were denominated in currencies other than Canadian dollars. Similarly, C$992 million or 60% of the C$1,660 million total net income was denominated in foreign currencies. At December 31, 2004 approximately C$47 billion or 49% of C$95.8 billion of total general fund assets were denominated in foreign currencies.

In 2004, the rate at which the U.S. dollar operating results of GWL&A were translated into Canadian dollars was $1.5832, which reflected the beneficial impact of forward foreign exchange contracts that had been put in place to hedge against volatility in foreign exchange translation. These contracts expired at the end of 2004. To the extent that U.S. dollar to Canadian dollar translation rates remain at current levels, the Canadian dollar equivalent of the operating results of GWL&A for the current financial year will be correspondingly lower reflecting the strengthened Canadian dollar relative to 2004.

At December 31, 2004, approximately 25% of GWL&A's estimated U.S. dollar net income exposure for 2005 has been hedged at $1.5526. In January 2005, additional forward foreign currency contracts were put in place to hedge certain British pound and euro exposures. As a result of these transactions, approximately 40% and 50% of the Company's estimated British pound and euro net income exposures for 2005 have been hedged at $2.3087 and $1.6055.

Foreign exchange risk (assets) – Investments are normally made in the same currency as the liabilities supported by those investments. Foreign currency assets acquired to back liabilities are generally converted using foreign exchange contracts.

Derivative instruments – Derivative instruments are used only to hedge imbalances in asset and liability positions or as substitutes for cash instruments; they are not used for speculative purposes. Derivative products are traded with counterparties approved by the Boards of Directors or the Investment Committees of the Boards of Directors. They may include interest rate, foreign exchange and equity swaps, options, futures and forward contracts. The Company's risk management process governing the use of derivative instruments requires that the Company acts only as an end-user of derivative products, not as a market maker. As well, the Company has strict operating policies which prohibit the use of derivative products for speculative purposes, permit transactions only with approved counterparties, specify limits on concentration of risk, and documents approval and issuer limits, as well as required reporting and monitoring systems.

Operational Risks

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Company manages and mitigates internal operational risks through integrated and complementary policies, procedures, processes and practices. Human resources hiring, performance evaluation, promotion and compensation practices are designed to attract, retain and develop the skilled personnel required. A comprehensive job evaluation process is in place and training and development programs are supported. Each business area provides training designed for their specific needs and has developed appropriate internal controls. Processes and controls are monitored and refined by the business areas and periodically reviewed by the Company's internal audit staff. Financial reporting processes and controls are further examined by external auditors. The Company applies a robust project management discipline to all significant initiatives.

Appropriate security measures protect premises and information. The Company has emergency procedures in place for short term incidents or outages and is committed to maintaining business continuity and disaster recovery plans in every major location which include offsite data storage and facilities.

Other Risks

Other risks not specifically identified elsewhere, include:

Legal and regulatory risk – The Company monitors compliance with the legal and regulatory requirements in all jurisdictions where it conducts business and assesses trends in legal and regulatory change to keep business areas current and responsive.

Reputational risk – In the course of its business activities, the Company may be exposed to the risk that some actions may lead to damage to the Company's reputation and hence damage to its future business prospects.

These actions may include unauthorized activities of employees or other people associated with the Company, inadvertent actions of the Company that become publicized and damage the Company's reputation, regular business activities of the Company that become the subject of regulator or media scrutiny and, due to a change of public perception, cause damage to the Company, or any other action or activity that gives rise to damage to the Company's general reputation.

To manage or mitigate this risk the Company has ongoing controls to limit the unauthorized activities of people associated with the Company. It also reacts to address situations that may escalate to a level that might give rise to damage to the Company's reputation.

Through its subsidiaries, the Company is both a user and a provider of reinsurance, including both traditional reinsurance, which is undertaken primarily to mitigate against assumed insurance risks, and financial or finite reinsurance, under which the amount of insurance risk passed to the reinsurer may be more limited. The Company accounts for all reinsurance transactions according to Canadian GAAP. In some cases Canadian GAAP may differ from the accounting treatment utilized by the Company's reinsurers or its reinsureds based upon the rules applicable to them in their reporting jurisdictions. The Company believes that transactions of this type that it has entered into are appropriate and properly accounted for. Notwithstanding, the Company may, in connection with this type of reinsurance, be exposed to reputational or other risks depending on future events.

CHANGES IN ACCOUNTING POLICIES

Generally accepted accounting principles – Effective January 1, 2004, the Company was required to comply with CICA Handbook Section 1100 Generally Accepted Accounting Principles, which establishes the hierarchy of the sources of Canadian GAAP.

Stock-based compensation – Effective January 1, 2004, CICA Handbook Section 3870 Stock-Based Compensation, was amended to require expense treatment of all stock-based compensation and payments at grant date. This change in accounting policy has been applied retroactively without restatement of prior years' financial statements and, results in a charge of $4 million to shareholders' surplus, a charge of $1 million to non-controlling interests and an increase in contributed surplus of $5 million.

Hedging relationships – Accounting Guideline 13 Hedging Relationships, effective for January 1, 2004, establishes criteria that must be met in order to apply hedge accounting for derivatives. Changes in fair value of derivatives that do not qualify for hedge accounting will be recorded in the Consolidated Statements of Net Income.

Employee future benefits – Effective for December 31, 2004, CICA Handbook Section 3461 Employee Future Benefits was amended to provide enhanced disclosure of the Company's pension plans and other post-retirement benefits. Other than enhancements of previous disclosures, none of the changes had a material impact on the financial statements or position of the Company.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. The major accounting policies and related critical accounting estimates underlying Lifeco's financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and other financial services industries; others are specific to the Company's businesses and operations. The Company's general policies are described in detail in note 1 of the Consolidated Financial Statements.

Actuarial liabilities – Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with the Company. The Appointed Actuaries of the Company's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the Company's obligations to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgement. Additional details regarding these adjustments and estimations can be found in note 8 of the Consolidated Financial Statements.

Income taxes – As multinational life insurance companies, the Company's primary Canadian operating subsidiaries are subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the companies' income that will be subject to tax in Canada. Accordingly, the determination of the companies' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise.

Management recognizes that interpretations it may make in connection with its tax filings may ultimately differ from those made by the tax authorities and accounts for these potential differences in its financial statements. Upon resolution of any such differences, amounts provided by management may be recognized in earnings to reflect actual experience.

The Company has substantial future income tax assets. The recognition of future tax assets depends on management's assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the asset recorded is based on management's best estimate of the timing of the reversal of the asset.

Employee future benefits – Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for accrued benefit obligations. These estimates are discussed in note 14 of the Consolidated Financial Statements.

FUTURE ACCOUNTING POLICIES

Variable interest entities – Effective January 1, 2005, the Company will be required to comply with the provisions of Accounting Guideline 15, Consolidation of Variable Interest Entities. As a result of the new guideline the Company will no longer consolidate The Great-West Life Capital Trust and Canada Life Capital Trust, that were used to issue Innovative Tier 1 capital. For regulatory capital purposes, the $800 million of capital issued by the trusts has been grandfathered as Tier 1 capital by OSFI. The capital trust units issued by the trusts will move from non-controlling interests to debentures and other borrowings on the Consolidated Balance Sheet.

Liabilities and equity – During 2004, CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, was amended to require financial instruments that can be converted into a variable number of the Company's common shares at the holders option be presented as a liability, effective for January 1, 2005. As a result capital trust units and preferred shares that have conversion features as described above, currently presented as non-controlling interests will be reclassified to debentures and other borrowings on the Consolidated Balance Sheet. Also, the Series D and E preferred shares currently presented as equity will be reclassified to debentures and other borrowings on the Consolidated Balance Sheet. Dividends paid on these preferred shares will be classified as interest expense on the Summary of Consolidated Operations.

Earnings per share – CICA Handbook Section 3500 Earnings per Share is expected to be amended in 2005 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share, regardless of the Company's intention to settle the securities in cash or common shares. As a result the Company will include the dilutive effects of its convertible preferred shares in the calculation of diluted earnings per share. This change is not expected to have a material impact on the financial statements of the Company.

Financial instruments – During 2005, the CICA plans to issue Sections 1530 Comprehensive Income, 3855 Financial Instruments – Recognition and Measurement, and 3865 Hedges, which are proposed to be effective for January 1, 2007. These sections will address the recognition and measurement of financial instruments and the application of hedge accounting. The Company is reviewing the potential impact that these new accounting requirements will have on the financial statements of the Company.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West, London Life, Canada Life and GWL&A. The Canada Life operating results have been included from the July 10, 2003 date of acquisition.

For reporting purposes, the consolidated operating results are grouped into four reportable segments – Canada, Europe, United States, and Lifeco Corporate – reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the Company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the Company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Selected consolidated financial information – Canada (in $ millions)

	2004	2003	% Change
For the years ended December 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 6,413	$ 5,079	26%
Self-funded premium equivalents (ASO contracts)	1,863	1,675	11%
Segregated funds deposits:			
Individual products	2,196	1,493	47%
Group products	4,062	1,807	125%
Total premiums and deposits	14,534	10,054	45%
Bulk reinsurance – initial ceded premiums [1]	–	(2,716)	–
Net premiums and deposits	14,534	7,338	98%
Fee and other income	682	529	29%
Paid or credited to policyholders [1]	6,656	2,723	144%
Net income attributable to:			
Preferred shareholders	60	41	46%
Common shareholders	646	481	34%
At December 31			
Total assets	$ 47,264	$ 46,931	1%
Segregated funds assets	34,458	29,340	17%
Total assets under administration	$ 81,722	$ 76,271	7%

(1) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities were $2,716 million.

Net Income

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the fourth quarter of 2004 increased 36% to $150 million from $110 million a year ago. For the twelve months ended December 31, 2004, earnings were up 34% to $646 million, compared to $481 million at December 31, 2003.

Net income attributable to common shareholders

Years ended December 31 (in $ millions)

	2004	2003	% Change
Group Insurance	$ 253	$ 194	30%
Individual Insurance & Investment Products	462	308	50%
Corporate	(69)	(21)	–
	$ 646	$ 481	34%

The major contributors to the increases were as follows:

Group Insurance – The increase reflects favourable mortality in all product lines and improved health care costs, mitigated somewhat by unfavourable long-term disability experience.

Individual Insurance & Investment Products – The increase is essentially attributable to favourable mortality and morbidity, together with effective expense management.

Corporate – The change reflects financing costs associated with the acquisition of CLFC and the non-recurring $17 million after-tax gain on sale of Lifestyle Retirement Communities realized in 2003.

Financial Information – Canada

Consolidated operations (in $ millions)

For the years ended December 31	2004	2003
Income:		
Premium income	$ 6,413	$ 5,079
Bulk reinsurance – initial ceded premiums [1]	–	(2,716)
	6,413	2,363
Net investment income	2,552	2,205
Fee and other income	682	529
Total income	9,647	5,097
Benefits and expenses:		
Paid or credited to policyholders [1]	6,656	2,723
Other	1,917	1,443
Amortization of finite life intangible assets	13	7
Distribution on Capital Trust Securities	31	28
Net operating income before income taxes	1,030	896
Income taxes	202	260
Net income before non-controlling interests	828	636
Non-controlling interests	122	114
Net income	706	522
Preferred shareholder dividends	60	41
Net income – common shareholders	$ 646	$ 481

(1) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities in Canada operations were $2,716 million.

Premiums and deposits and sales Years ended December 31 (in $ millions)

	Premiums and deposits			Sales [1]		
	2004	2003	% Change	2004	2003	% Change
Business/Product						
Group insurance	$ 4,395	$ 4,103	7%	$ 374	$ 323	16%
Individual insurance						
Life insurance – participating	1,751	1,597	10%	75	80	-6%
– non-participating	454	345	32%	76	60	28%
Living benefits	212	153	39%	47	34	38%
Retirement & investment services						
Individual products	2,485	1,777	40%	3,330	2,393	39%
Group products	5,237	2,079	152%	979	825	19%
Total premiums and deposits	$ 14,534	$ 10,054	45%	$ 4,881	$ 3,715	31%
Bulk reinsurance – initial ceded premiums	–	(2,716)	–			
Net premiums and deposits	$ 14,534	$ 7,338	98%			
Summary by Type						
Risk-based products	$ 6,413	$ 5,079	26%			
ASO contracts	1,863	1,675	11%			
Segregated funds deposits: – individual products	2,196	1,493	47%			
– group products	4,062	1,807	125%			
Total premiums and deposits	$ 14,534	$ 10,054	45%			
Bulk reinsurance – initial ceded premiums	–	(2,716)	–			
Net premiums and deposits	$ 14,534	$ 7,338	98%			

(1) Excludes Quadrus mutual funds sales.

Premiums and Deposits and Sales

Total premiums and deposits for 2004 increased $4,480 million, compared to 2003. The 2004 results include twelve full months of premiums and deposits on the Canada Life business, which affects all of the Company's main lines.

Premiums and deposits were $14,534 million in total: $6,413 million of risk-based product premiums, $1,863 million of self-funded premium equivalents, and $6,258 million of segregated funds deposits.

Total sales for 2004 were up 31% overall from 2003 levels. Sales in 2004 were $4,881 million in total: $198 million Individual Insurance, $374 million Group Insurance, and $4,309 million Retirement & Investment Services.

Bulk Reinsurance

The Group Insurance and Individual Insurance & Investment Products business units of Great-West and London Life entered into a bulk reinsurance agreement during the third quarter of 2003 with a third-party reinsurer to cede a portion of direct written individual life and group life and health business. This agreement was effective July 1, 2003 and the following initial cession transactions were recorded in the 2003 third quarter Summary of Consolidated Operations as a result of the transaction.

Bulk reinsurance – 2003 (in $ millions)

	Group insurance	Individual insurance	Total
Premium income	$ (2,716)	$ –	$ (2,716)
Paid or credited to policyholders	(2,716)	–	(2,716)
Net income	$ –	$ –	$ –

Net Investment Income

Net investment income Years ended December 31 (in $ millions)

	2004	2003	% Change
Investment income	$ 2,282	$ 2,022	13%
Amortization of gains and losses	295	218	35%
Provision for credit losses	4	4	–
Gross investment income	2,581	2,244	15%
Less: investment expenses	29	39	-26%
Net investment income	$ 2,552	$ 2,205	16%

Net investment income for 2004 increased by $347 million or 16%, compared to last year. This primarily reflects a $445 million increase from the inclusion of CLFC for an additional two quarters, which was offset by lower investment income resulting from the sale in 2003 of invested assets used to fund the CLFC acquisition and a non-recurring gain from the sale of Lifestyle Retirement Communities in 2003.

Fee Income

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

Fee income Years ended December 31 (in $ millions)

	2004	2003	% Change
Segregated funds	$ 515	$ 378	36%
ASO contracts	114	98	16%
Other	53	53	–
	$ 682	$ 529	29%

Fee income on segregated fund products increased from $378 million in 2003 to $515 million in 2004, reflecting the inclusion of Canada Life, as well as strong growth in fees from new and existing business reflecting improved equity market conditions. Fee income on ASO increased from $98 million in 2003 to $114 million in 2004, reflecting the inclusion of Canada Life, as well as growth in the block of business.

Other fee income comprises investment and property management fees of $53 million for 2004 and 2003.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $6.7 billion was paid or credited to policyholders in 2004, including benefits paid or credited to policyholders of Canada Life. This compares with $2.7 billion in 2003 after a reduction of $2.7 billion associated with the bulk reinsurance transaction that resulted in a reduction of premium income and a corresponding reduction of paid or credited to policyholders.

Other

Included in other benefits and expenses are operating expenses and commissions, as well as premium taxes.

Other Years ended December 31 (in $ millions)

	2004	2003	% Change
Total expenses	$ 990	$ 840	18%
Less: investment expenses	29	39	-26%
Operating expenses	961	801	20%
Commissions	780	540	44%
Premium taxes	176	102	73%
Total	$ 1,917	$ 1,443	33%

Operating expenses for 2004 increased $160 million compared to 2003. The inclusion of CLFC expenses in 2004 was $264 million for operating expenses compared with $181 million in 2003, commission payments of $162 million ($91 million in 2003), and premium taxes of $59 million ($25 million in 2003).

Income Taxes

Income taxes for 2004 were $202 million compared to $260 million for 2003.

The decrease in income taxes includes the recognition of favorable tax experience during the period. Tax planning may allow the Company to record lower income taxes in the current period and, as well, income taxes recorded in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions. Management monitors the status of its income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

Business Units – Canada

GROUP INSURANCE

Business Profile

In Canada, the Company offers effective benefit solutions for large and small employee groups. The acquisition of Canada Life in 2003 strengthened the Company's position in the marketplace as one of the leading providers of employee life and health benefit plans in Canada. As well, through its Canada Life subsidiary, the Company is a recognized leader in the creditor insurance business with over $1 billion in annual premium.

Market Overview

Products and services

The Company provides a full array of life, health and creditor insurance products that are distributed primarily through Group sales offices across the country.

Group Insurance

Market position

- Employee benefits for more than 34,000 plan sponsors
- 24% market share for employee/employer plans

Products and services

Life and Health

- Life
- Disability
- Critical illness
- Accidental death & dismemberment
- Dental plans
- Expatriate coverage
- Extended health care plans

Creditor

- Creditor life
- Creditor disability
- Creditor job loss
- Creditor critical illness

Distribution

- 112 account managers and sales staff located in 15 Group Offices
- 103 regional employee benefits managers and Selectpac specialists located in Resource Centres

Competitive conditions

There are three large group insurance carriers in Canada with significant market positions, led by the Company with a 24% market share. There are a number of other smaller companies operating nationally and several regional and niche companies including the Blue Cross organizations. The group insurance market is highly competitive. A strong market share position is essential to compete successfully in the Canadian group insurance market.

Within the small and mid-sized case markets, there are significant pricing pressures as employers seek to find ways to counter the inflationary costs of health care. Companies with low cost operations, extensive distribution networks, strong service capability and cost-containment product offerings have competitive advantage in these markets.

In the larger case market, while low cost is a factor, service excellence and cost-containment product innovations are most important. In this market, companies that can effectively develop and implement innovative products and efficient administrative processes through the use of new technologies to meet emerging client requirements will differentiate themselves and achieve competitive advantage.

2004 Highlights

- Net income to shareholders grew 30% to $253 million.
- Strong sales growth was achieved in the large case insured and ASO markets.
- Very positive death and waiver claims experience emerged in the group life line of business.
- Migration of CLFC group business to Great-West systems continued throughout 2004 and is on schedule for completion in February, 2005.
- Quality and timely client service was maintained throughout the business migration process.
- The creditor insurance business operations introduced new systems technologies that have enhanced the Company's administrative processes and service capacity with the creditor clients.

Operating Results

Net income

Fourth quarter

Net income attributable to common shareholders was $64 million, which represents an increase of 42% compared to the fourth quarter of 2003.

The results reflect improved group life mortality experience from death and waiver claims across the small, mid-sized and large case markets.

In the quarter, there was a small deterioration in group health morbidity experience. While the medical, drug and dental sub-lines improved, particularly in the small and mid-sized case markets, the long-term disability sub-line did deteriorate on a quarter-over-quarter basis. The deterioration was particularly evident in the small and mid-sized case markets where incidence rates were higher than expected.

Interest gains were relatively flat on a quarter-over-quarter comparative basis and expense gains deteriorated somewhat as growth in expenses exceeded growth in expense recoveries in the quarter.

Twelve months

Net income attributable to common shareholders was $253 million, which represents an increase of 30% compared to $194 million in 2003.

The 2004 results included a full year of earnings on the CLFC business compared to earnings only from the July 10, 2003 date of acquisition in 2003, thereby contributing to the year-over-year improvement. Excluding the contribution from CLFC of $53 million in 2004 (compared to $28 million in 2003), net income increased 20%.

A significant driver of the improved results was the improvement in the group life mortality results, particularly death and waiver claim experience. The medical, drug and dental sub-lines within the group health business also contributed to the improved results, particularly in the small and mid-sized case markets. Within the long-term disability sub-line the results, although profitable, deteriorated somewhat from the 2003 results. While results in the small and mid-sized case markets showed strong improvement due to improved incidence rates, these gains were offset by poor disability experience emerging from a number of larger clients.

Interest gains improved marginally as a result of asset growth and moderate interest margin improvement. The expense gain component of earnings was relatively flat on a comparative year-over-year basis.

Premiums and deposits and sales

Fourth quarter

Total net premiums and deposits were $1,120 million, which is 3% lower than the fourth quarter of 2003. Excluding the impact of $218 million of premiums ceded under a bulk reinsurance agreement ($139 million in 2003), premiums and deposits increased 3% over the comparative period in 2003.

While overall sales results in the quarter were relatively flat compared to 2003, the persistency results within the CLFC block deteriorated somewhat, reflecting the impact of corrective rate renewal action taken to achieve overall required margins.

Twelve months

Total net premiums and deposits were $4,395 million, which was $292 million, or 7% greater than 2003.

The 2004 result is net of $857 million ($351 million in 2003) of premiums ceded under a bulk reinsurance agreement. As well, total net premiums and deposits includes $1,183 million ($612 million in 2003) of net premium income from the CLFC business. Excluding the impact of the CLFC acquisition and the impact of the bulk reinsurance agreement, premiums and deposits increased 6% over 2003. This growth was driven by improved persistency within the Great-West block, improved sales results and rate adjustments to account for health care inflation. The growth was offset somewhat by deteriorating persistency in the small and mid-sized case CLFC block, reflecting the impact of the acquisition and the corrective rate renewal action required to achieve required margins on this block of business.

Sales results improved 16% in 2004. While sales in the small and mid-sized case markets were lower in 2004, reflecting a very competitive rate environment, sales in the large case insured and ASO markets improved substantially. These improved sales results reflect the improved value proposition that Great-West had to offer in 2004 in this market segment.

Integration of Canada Life

The acquisition of CLFC's group insurance business represented a unique opportunity for the Company to gain significant share in the target small and medium-sized case group markets.

As well, through the acquisition of CLFC's group creditor business, the Company has gained a leading market position in this market segment. For the newly acquired creditor business, the Company's strategy will be to maintain the Canada Life brand and product offerings. In 2004, the creditor business operations introduced new systems technologies that have enhanced the Company's administrative processes and service capacity with the creditor clients.

The integration strategy for the non-creditor business has focused on migrating the CLFC customer base to a common Great-West branded set of products, administered on a single suite of enhanced Great-West systems. These system enhancements have allowed Great-West to deliver expanded customer services and lower unit costs. By leveraging the combined expertise and experience of the Great-West and CLFC organizations, the integration of the two group operations has been completed and migration of CLFC group business to Great-West systems is on schedule for completion in February of 2005. Importantly, quality and timely client service has been maintained throughout the conversion process.

Group Insurance – divisional summary Years ended December 31 (in $ millions)

	Premiums and deposits			Sales		
	2004	2003	% Change	2004	2003	% Change
Business/Product						
Small/mid-sized case	$ 1,930	$ 1,580	22%	$ 174	$ 200	-13%
Large case – insured	1,459	1,199	22%	153	52	194%
– ASO	1,863	1,675	11%	47	71	-34%
Sub-total	5,252	4,454	18%	$ 374	$ 323	16%
Premiums reinsured						
Small/mid-sized case	(472)	(185)				
Large case – insured	(385)	(166)				
Net premiums	$ 4,395	$ 4,103	7%			

Outlook - Group Insurance

The Company is strongly positioned within the Canadian group insurance marketplace and, accordingly, the outlook is very positive.

Demutualization and consolidation has resulted in price rationalization that has facilitated a greater opportunity for profitable growth in all market segments. New technologies have created new opportunities for the Company to lower costs while improving its product and service offerings to plan sponsors and plan members.

Great-West, with its extensive distribution capability and its low cost position, is in an excellent position to capitalize on these new opportunities. Through the effective application of new technologies, the Company expects to achieve significant reductions in administration and claims adjudication costs, thereby enhancing its competitive advantage as a low cost producer.

As well, these new technologies will allow the Company to enhance services to its plan sponsors, plan members and producers by offering them the ability to transact business and obtain benefit plan and health related information through the Internet.

Finally, as group disability plans continue to gain the attention of plan sponsors, Great-West has developed an array of expanded disability services that will support clients in the management of their plans. Early intervention programs and online disability management information services are available to meet these emerging client needs.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of two distinct business lines, Individual Insurance and Retirement & Investment Services. Products are distributed through Freedom 55 Financial and Great-West financial security advisors, Canada Life distribution partners including managing general agents, independent brokers and intercorporate agreements with other financial institutions.

Business Profile

Individual insurance - Through its Individual Insurance business line, the Company provides life, disability and critical illness products to individual clients.

Retirement & Investment Services - The Retirement & Investment Services business line provides accumulation and pay-out annuity products to both individual and group clients.

Market Overview

Products and services

The Company provides a full array of protection and savings products that are distributed through multiple sales channels. Products are marketed under the Great-West, London Life and Canada Life brands.

Individual Insurance & Investment Products

Market position

- 25% market share of individual life insurance in force premium
- 31% market share of individual living benefits in force premium
- 31% market share in individual segregated funds
- 34% market share in group segregated funds

Products and services

Individual Insurance

Individual Life

- Term life
- Universal life
- Participating life

Living Benefits

- Disability
- Critical illness

Retirement & Investment Services

- Segregated funds
- Retirement savings plans
- Non-registered savings programs
- Deferred profit sharing plans
- Defined contribution pension plans
- Payout annuities
- Deferred annuities
- Investment management services only plans
- Retirement income funds
- Life income funds

Administrative Services

- Employee stock purchase and options plans
- Incentive plans

Distribution

- 1,202 Great-West financial security advisors
- 2,965 Freedom 55 Financial financial security advisors
- 2,564 Investors Group consultants
- 7,083 independent advisors associated with 67 managing general agents
- 2,340 independent advisors associated with 17 national accounts
- 2,378 independent brokers and benefit consultants

The Company offers 54 Freedom Funds™ to individual Freedom 55 Financial clients, 54 Generations™ Funds to individual Canada Life clients and 54 segregated funds to individual Great-West clients.

Quadrus Investment Services Ltd. (Quadrus) offers 37 mutual funds under the Quadrus Group of Funds™ (QGOF) brand and over 2,400 third party mutual funds. Mackenzie Financial Corporation, a member of the Power Financial Corporation group of companies, manages QGOF's administrative platform.

Competitive conditions

The individual insurance, savings, and investments marketplace is highly competitive. The Company's competitors include mutual fund companies, insurance companies, banks, investment advisors, as well as other service and professional organizations. Competition focuses on service, technology, cost, and variety of investment options, investment performance, product features, price, and financial strength as indicated by ratings issued by nationally recognized agencies.

2004 Highlights

- IIIP earnings have doubled over the past two years largely as a result of the Canada Life acquisition and resultant synergies realized.
- Implementation of an alliance with Solium Capital will allow the Company to offer a full range of group capital accumulation products. This coupled with its unique position of strength in all size markets, positions the Company very well for future success.
- Significant growth was experienced by Quadrus with over 80% growth in mutual fund sales and an extremely successful focus on asset accumulation throughout the year.

Operating Results

Net income

Fourth quarter

Net income attributable to common shareholders for the three months ended December 31, 2004 was $116 million, which was $18 million more than the fourth quarter of 2003. The primary drivers of growth were higher fee income, and favourable mortality and tax experience.

Net income attributable to participating policyholder was $78 million, $38 million more than the fourth quarter of 2003.

Twelve months

Net income attributable to common shareholders increased 50% to $462 million over the 2003 result. The 2003 result includes income from the Canada Life business only for the period after the July 10, 2003 date of acquisition.

The increase in net income for 2004 also reflects the realization of a substantial portion of expected expense synergies coming from the Canada Life acquisition as well as increased investment income and favourable mortality and morbidity experience.

Net income attributable to participating policyholder is largely unchanged year-over-year.

Premiums and deposits and sales

Individual Insurance – divisional summary Years ended (in $ millions)

	Individual life			
	Participating	Non-participating	Living benefits	Total
December 31, 2004				
Sales premium	$ 75	$ 76	$ 47	$ 198
Revenue premium income	1,751	454	212	2,417
December 31, 2003				
Sales premium	$ 80	$ 60	$ 34	$ 174
Revenue premium income	1,597	345	153	2,095

Individual Life

Fourth quarter

Sales of individual life insurance products for the fourth quarter of $44 million were similar to 2003. The Company has experienced growing acceptance of its uniquely branded universal life product as it continues to enhance the offering for all distribution channels. Term sales were affected by the rate-sensitive brokerage market in 2004. Sales of participating products have decreased in the market overall, as lower yields have been reflected in lower dividend scales. The weaker term and participating results were mitigated by growing acceptance of the Company's uniquely branded universal life product offering for all distribution channels.

Premiums and deposits on individual life insurance products increased $6 million from 2003 to $576 million in 2004 as the Company continued to benefit from strong persistency results.

Twelve months

Sales of individual life insurance products have increased $11 million from 2003 to $151 million in 2004, reflecting the inclusion of Canada Life sales for twelve months in 2004. The 2003 results include Canada Life sales from the July 10, 2003 date of acquisition. Universal life sales increased 6% over the prior year as the Company's products received growing acceptance in its various distribution channels. Aggressive competitor rate positioning in the term market affected the Company's sales volume in the brokerage channels. Participating sales were influenced by dividend scale reductions in early 2004 and a market shift back towards universal life products.

Premiums and deposits on individual life insurance products increased to $2,205 million from $1,942 million in 2003 mainly due to the impact of a full year of Canada Life results; however, continued strong persistency results on the in-force block of business contributed as well.

The 2004 results are net of $89 million of premiums ceded by the Company under bulk reinsurance contracts entered into with third parties in 2003. In 2003, the premium ceded under these arrangements was $48 million.

Living Benefits

Fourth quarter

Total living benefits sales were $14 million, 17% higher than 2003. The strong growth versus the same quarter in the previous year was due entirely to the significant increase in critical illness sales.

Twelve months

Sales of Great-West critical illness products increased 15% to $6 million in 2004. Sales of Great-West disability insurance products were $20 million in 2004, equal to 2003. Total Great-West sales at $26 million were 3% higher than 2003.

Sales of Canada Life critical illness products increased by 65% to $15 million in 2004. Sales of Canada Life disability insurance products were $6 million in 2004, 12% less than 2003. Total Canada Life sales increased by 31% to $21 million in 2004.

Consolidated sales of critical illness products were $21 million, 45% higher than 2003. Consolidated sales of disability insurance products were $26 million in 2004, 3% less than 2003. Total living benefits sales increased by 38% to $47 million.

Critical illness insurance experienced increased sales in 2004 for both Great-West and Canada Life due in part to reinsurance-related changes in the Canadian critical illness insurance market. Canada's leading critical illness reinsurer announced a rate increase effective in the fourth quarter of 2004 affecting most critical illness insurance carriers.

Although both Great-West and Canada Life increased rates and introduced enhanced critical illness products in the fourth quarter, clients were still able to purchase insurance products until the end of the year under the existing rate structure. The availability of these products, combined with the announcement in the fourth quarter of the discontinuation of one of Canada Life's critical illness insurance products, led to a marked increase in critical illness insurance sales for 2004 as clients sought to obtain coverage prior to rate increases.

As other carriers increase their rates, the Company anticipates critical illness sales will return to a more standard growth rate in 2005.

Canada Life's decline in disability insurance sales in 2004 follows a strong growth year in 2003. The Company expects Great-West's and Canada Life's disability insurance sales to experience small growth rates in 2005.

Retirement & Investment Services

Fourth quarter

Strong sales, cash flow and market gains were achieved in the fourth quarter for all Retirement & Investment Services product lines. Sales of individual annuity products increased 34% over 2003 and sales of group annuity products increased 168%. Total investment fund assets, including other administered group plans, increased by 5% in quarter to $39 billion at December 31, 2004. In quarter the Company's segregated funds growth was in line with the growth rate for the Canadian mutual fund industry.

Twelve months

Retirement & Investment Services achieved strong sales, cash flow and market gains in 2004, increasing total segregated fund assets to $34.5 billion, an increase of 17% over 2003. The Company has over 30% market share in both individual and group segregated funds.

Individual savings plan sales were up 40% over 2003, reflecting increases in all companies as well as the inclusion of a full year of Canada Life results in 2004.

Quadrus Investment Services Years ended December 31 (in $ millions)

	2004	2003
Mutual fund sales	$ 448	$ 248
Mutual fund assets	2,174	1,614

Mutual fund assets distributed by Quadrus licensed investment representatives increased by 35% over 2003. Sales of mutual funds through Quadrus increased 81%. Assets in the Quadrus Group of Funds grew to over $2 billion at year end.

Retirement & Investment Services – divisional summary [1] Years ended (in $ millions)

	Individual savings plans	Group savings plans	Group investment management	Payout annuities	Total
December 31, 2004					
Sales premium					
Risk-based products	$ 581	$ 88	$ –	$ 251	$ 920
Segregated funds	2,598	338	453	–	3,389
Revenue premium income					
Risk-based products	148	1,071	3	242	1,464
Segregated funds	2,196	3,613	449	–	6,258
Assets under administration					
Risk-based products	2,130	3,322	38	6,464	11,954
Segregated funds	15,759	13,369	5,330	–	34,458
Total	$ 17,889	$ 16,691	$ 5,368	$ 6,464	$ 46,412
December 31, 2003					
Sales premium					
Risk-based products	$ 415	$ 66	$ 9	$ 128	$ 618
Segregated funds	1,829	418	353	–	2,600
Revenue premium income					
Risk-based products	171	272	–	113	556
Segregated funds	1,492	1,430	378	–	3,300
Assets under administration					
Risk-based products	2,322	2,750	45	6,555	11,672
Segregated funds	14,131	10,194	5,015	–	29,340
Total	$ 16,453	$ 12,944	$ 5,060	$ 6,555	$ 41,012

(1) Excludes Quadrus mutual funds sales and assets and other administered group plans.

Other administered group plans Years ended December 31 (in $ millions)

	2004	2003
Stock incentive and other administered assets	$ 4,624	$ 6,382

In 2004, the Company converted $3.2 billion of Canada Life group retirement business to its London Life platform (including conversion of $2.2 billion of other administered assets, $1.5 billion into segregated funds and $0.7 billion to guaranteed funds). In addition, the stock incentive plan business acquired in the Canada Life acquisition and now administered by GRS Securities Inc. was converted to Solium Capital's administrative system. Throughout the conversion, cash flow from existing clients remained strong. Overall, group client assets including guaranteed and segregated fund savings, stock incentive plans, investment-only plans, payout annuities and other administered assets grew to $28 billion at December 31, 2004. The strategic alliance with Solium Capital allows the Company to offer a full range of group capital accumulation products. This coupled with its unique position of strength in all markets, positions the Company very well for future success.

Integration of Canada Life

The integration of all Canada Life administrative processes is essentially complete, with the last two information systems initiatives scheduled to be completed by the second quarter of 2005.

The efficiencies and knowledge gained through this consolidation have allowed the Company to leverage and enhance the service it provides to all distribution channels.

In 2004, Canada Life was chosen as the provider of individual life insurance products for Investors Group consultants, realigning the product support from Great-West to Canada Life's National Account organization to meet Investors Group's diverse needs. Great-West remains a provider of choice for living benefits and small case group insurance for Investor Group consultants.

The Company also enhanced product support available to Canada Life's distribution channels through the regional marketing centres. The addition of more and experienced product consultants will position Canada Life to benefit from the successful service model already in place for Great-West and Freedom 55 Financial.

Outlook – Individual Insurance & Investment Products

With the addition of Canada Life's distribution channels, and the enhanced focus and ability to meet each of their unique needs, the IIIP business unit has an unequalled distribution platform and leading market shares in all individual product lines.

The individual lines of business access the various distribution channels through three distinct product brands – Great-West, London Life and Canada Life. Unique products and services meet the needs of each distribution channel and allow the Company to maximize opportunities while minimizing channel conflict.

While the majority of 2005 business strategies are designed to be unique for each distribution channel, there are competitive and market needs common to all.

The Company will respond to fewer but stronger competitors by ensuring its portfolio is competitive and complete. Product development and enhancements include improved universal life products for all three product brands. In addition, the Company will continue to enable its investment representatives registered with Quadrus to confidently build their investment fund practice.

The Company will continue to make it easier for financial security advisors to do business with it. Tools delivered through the Company's secure advisor internet sites will provide advisors with improved access to product information. Services and specialists available through the Company's network of regional offices are another way for financial security advisors to obtain ongoing support. In addition, a focus for 2005 continues to be practice management tools and facilitation services that enhance value and enable financial security advisors to grow their own businesses.

The IIIP business unit is well positioned to meet the needs of its distribution partners and their clients with innovative solutions.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States and Europe.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

Translation of Foreign Currency

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

The Company mitigates the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts, when utilized, has been reflected in the Net Effective Rate. The rates used to translate foreign currency denominated items are:

Years ended December 31	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
2004	$ 1.20	$ 1.30	$ 1.3648
2003	$ 1.29	$ 1.40	$ 1.5580
British pound			
2004	$ 2.31	$ 2.38	$ 2.3238
2003	$ 2.31	$ 2.29	$ 2.2900
Euro			
2004	$ 1.63	$ 1.62	$ 1.6200
2003	$ 1.63	$ 1.58	$ 1.5800

Business Profile

Insurance & Annuities

The international operations of Canada Life and its subsidiaries are located primarily in Europe, and offer a focused portfolio of protection and wealth management products and related services mainly in the United Kingdom, Isle of Man, Republic of Ireland and Germany.

The core products offered in the United Kingdom are payout annuities and group insurance. These products are distributed through independent financial advisors and employee benefit consultants. The Isle of Man operation provides investment and protection products that are sold through independent financial advisors in the United Kingdom as well as through brokers in other selected territories.

The core products offered in the Ireland market are individual insurance and savings and pension products. These products are distributed through independent brokers and a direct sales force. The German operation focuses on pension products that are distributed through independent brokers.

Canada Life has continued to increase its presence in its defined market segments by focusing on the introduction of new products and services, enhancement of distribution capabilities and intermediary relationships.

Reinsurance

The Company's reinsurance business is conducted through Canada Life and LRG, primarily in the United States and Europe. The Company's business includes both reinsurance and retrocession business transacted directly with clients or through reinsurance brokers. The product portfolio offered by the Company includes life, annuity and property and casualty reinsurance, provided on both a proportional and non-proportional basis.

In addition to providing reinsurance products to third parties, the Company also utilizes reinsurance transactions between affiliated companies to facilitate risk management and capital management for its regulated subsidiaries. For purposes of reporting segmented operating results, the financial impact of most of these transactions is attributed back to the originating business line.

Market Overview

Products and services

The Company provides protection and wealth management products that are distributed primarily through independent sales channels.

Insurance & Annuities

Market position

U.K. and Isle of Man
- Among the top 30 of life insurance companies operating in U.K.
- A market leader, with 31% share of the group life market
- Second in the group income protection market with 18% share
- A top provider of offshore single premium investment product into the U.K., with 16% market share
- A provider of offshore unit linked business, with 7% market share
- Among the top four insurers in payout annuities, with 8% market share

Ireland
- Among the top seven insurers by new business market share

Germany
- Among the top five in broker unit linked market

Products and services

Individual Insurance
- Life insurance
- Living benefits

Group Insurance
- Income protection
- Living benefits

Wealth Management
- Pensions
- Savings
- Payout annuities

Distribution

U.K. and Isle of Man
- Independent financial advisors and brokers

Ireland
- Independent brokers and direct sales force

Germany
- Independent brokers

Reinsurance

Market position
- Among the top ten life reinsurers in the U.S. by assumed business
- Niche positions in property and casualty and annuity business

Products and services
Life insurance
- Yearly renewable term
- Co-insurance

Property & Casualty
- Catastrophe

Annuity
- Investment funds guarantee

Distribution
- Independent reinsurance brokers
- Direct placements

Competitive conditions

United Kingdom and Isle of Man

In the United Kingdom, the Company holds strong positions in several niche markets with particular strength in the payout annuity, offshore investment, group life and income protection markets. Insurance and wealth management products are sold primarily through independent financial advisors and brokers. In order to compete with other products carried by these independent advisors, the Company must maintain competitive product design and pricing, distribution compensation and service levels.

Republic of Ireland

The life insurance market in Ireland is very mature with one of the highest penetration rates in the world. The larger companies hold a significant share of the market. The Company operates in all segments of the market, and focuses on higher margin products including segregated funds protection, pensions and single premium savings and investment business. Canada Life is the seventh largest life insurance operation in Ireland as measured by new business market share.

Germany

In Germany, the Company has established itself as a provider of innovative fund-based products, mainly in the areas of pensions and living benefits. The Company's unitised with profits pension offering, together with its living benefit products have provided the platform for continued growth. The Company is now among the top five companies in the broker unit-linked market. As a result, the Company was well positioned to benefit from the surge in pensions business in the last quarter of 2004 brought about by changes to the taxation of these products.

Reinsurance

The Company has continued its growth in reinsurance. The Company has benefited from the continued consolidation in the U.S. life reinsurance market as ceding companies are seeking to diversify their reinsurance risks with financially strong reinsurers. Margins remained steady throughout 2004, reflecting stronger than expected pricing trends in the property and casualty market in the context of various natural disasters.

2004 Highlights

- Shareholder net income increased $208 million, up 141% over 2003.
- Premiums and deposits increased by $3,382 million from 2003 levels, to $9,198 million.
- Sales increased by $2,242 million, up 43% over 2003.
- A Business Efficiency Program was launched in late 2002 to focus on service enhancement and cost reduction opportunities through process improvements. The program has been very successful, resulting in significant process improvements in the administration of key business areas.
- The Company continues to rationalize its presence in certain international locations. In 2004, the sale of the Bahamas and Cayman Islands branch was completed and the group business in Bermuda was sold. Agreements were reached in 2004 to sell operations in Brazil and the balance of the Bermuda business. Regulatory approvals are pending for these transactions.

Operating Results

Selected consolidated financial information – Europe (in $ millions)

	2004	2003	% Change
For the years ended December 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 6,122	$ 4,676	31%
Segregated funds deposits:			
Individual products	3,074	1,139	170%
Group products	2	1	100%
Net premiums and deposits	9,198	5,816	58%
Fee and other income	400	125	220%
Paid or credited to policyholders	6,524	5,143	27%
Net income attributable to:			
Preferred shareholders	–	–	–
Common shareholders	356	148	141%
At December 31			
Total assets	$ 21,114	$ 20,274	4%
Segregated funds assets	17,755	15,534	14%
Total assets under administration	$ 38,869	$ 35,808	9%

Financial Information – Europe

Consolidated operations (in $ millions)

For the years ended December 31	2004	2003
Income:		
Premium income	$ 6,122	$ 4,676
Net investment income	1,022	800
Fee and other income	400	125
Total income	7,544	5,601
Benefits and expenses:		
Paid or credited to policyholders	6,524	5,143
Other	593	299
Amortization of finite life intangible assets	5	–
Net operating income before income taxes	422	159
Income taxes	63	9
Net income before non-controlling interests	359	150
Non-controlling interests	3	2
Net income	356	148
Preferred shareholder dividends	–	–
Net income – common shareholders	$ 356	$ 148

Net income attributable to common shareholders

Years ended December 31 (in $ millions)

	2004	2003	% Change
Insurance & Annuities	$ 268	$ 90	198%
Reinsurance	88	58	52%
	$ 356	$ 148	141%

Overview

Fourth quarter

Net income – Net income attributable to common shareholders increased $21 million or 23% to $111 million compared to the same period in 2003.

Premiums and deposits and sales – The premiums and deposits for the quarter increased $358 million or 16% to $2,552 million, while sales increased $327 million to $2,208 million, compared to the same quarter last year. The results reflect strong sales of payout annuity and offshore investment products in the United Kingdom, and pension products in Ireland and Germany.

Twelve months

Consolidated 2003 results are those of Canada Life from the July 10, 2003 date of acquisition, together with the full year results of LRG.

Net income – Net income attributable to common shareholders increased $208 million or 141% to $356 million compared to 2003 results.

Premiums and deposits and sales – The premiums and deposits for the year increased $3,382 million or 58% to $9,198 million, while sales increased $2,242 million to $7,427 million, compared to 2003. The results reflect primarily strong sales of payout annuity and offshore investment products in the United Kingdom, and pension products in Ireland and Germany. The strong performance was partially offset by commutation of certain reinsurance contracts in LRG and the impact of the divestiture of Bahamas and Puerto Rico at the end of 2003.

Premiums and deposits and sales Years ended December 31 (in $ millions)

	Premiums and deposits			Sales		
	2004	2003	% Change	2004	2003	% Change
Business/Product						
Insurance & Annuities	$ 5,582	$ 2,127	162%	$ 4,028	$ 1,653	144%
Reinsurance	3,616	3,689	-2%	3,399	3,532	-4%
Total premiums and deposits	$ 9,198	$ 5,816	58%	$ 7,427	$ 5,185	43%
Summary by Type						
Risk-based products	$ 6,122	$ 4,676	31%			
Segregated funds deposits – Individual products	3,074	1,139	170%			
– Group products	2	1	100%			
Total premiums and deposits	$ 9,198	$ 5,816	58%			

Net investment income

Net investment income for the three months ended December 31, 2004 decreased $1 million from the same period last year primarily as a result of investment income in 2003 on new reinsurance contracts ceded which were not present in the current year.

Net investment income Years ended December 31 (in $ millions)

	2004	2003	% Change
Investment income	$ 941	$ 775	21%
Amortization of gains and losses	95	42	
Provision for credit losses	(1)	(5)	
Gross investment income	1,035	812	27%
Less: investment expenses	13	12	8%
Net investment income	$ 1,022	$ 800	28%

For the twelve months ended December 31, 2004, net investment income increased $222 million or 28% from a year ago, primarily as a result of the inclusion of CLFC income of $735 million in 2004 versus $293 million in 2003. This was offset by the reduction in investment income resulting from the commutation of certain reinsurance contracts in the current year.

Fee income

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee for service basis. The most significant of these products are segregated funds, for which the Company earns investment management and other fees.

Fee income Years ended December 31 (in $ millions)

	2004	2003	% Change
Segregated funds and other fees	$ 400	$ 125	220%

In the United Kingdom, fee income was $59 million, and Ireland/Germany was $73 million for the three months ended December 31, 2004. For the twelve months ended December 31, 2004, fee income was $228 million for the United Kingdom, $170 million for Ireland/Germany, and $2 million for Reinsurance. The solid performance reflects the strong growth of segregated fund business in the United Kingdom and Ireland/Germany.

Paid or credited to policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (segregated funds).

In aggregate, $6.5 billion was paid or credited to policyholders in the twelve months ended December 31, 2004, compared to $5.1 billion a year ago. The results primarily reflect strong business growth in the United Kingdom and Ireland/Germany, and the unfavourable claims experience anticipated on certain property and casualty reinsurance contracts in LRG.

Income tax

Income taxes for the three and twelve month periods ended December 31, 2004 were $12 million ($2 million in 2003) and $63 million ($9 million in 2003), respectively. Income taxes in 2004 were higher due to increased income before income taxes in 2004.

Other

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other Years ended December 31 (in $ millions)

	2004	2003	% Change
Total expenses	$ 340	$ 202	68%
Less: investment expenses	13	12	8%
Operating expenses	327	190	72%
Commissions	237	103	–
Premium taxes	29	6	–
Total	$ 593	$ 299	98%

For the three months ended December 31, 2004, operating and investment expenses decreased $13 million when compared to the same period in 2003, primarily reflecting synergies achieved in the restructuring and integration of CLFC operations.

For the twelve months ended December 31, 2004, operating and investment expenses increased $138 million when compared to the same period in 2003 due to the inclusion of CLFC expenses for an additional two quarters in 2004.

Business Units – Europe

INSURANCE & ANNUITIES

Net income

Fourth quarter

Strong sales growth in wealth management products, favourable mortality and morbidity experience and improved operational efficiencies were the key contributors to the strong earnings and premium growth.

These results, combined with the impact of equity markets improvement and the strengthening of the British pound and euro against the Canadian dollar, were the key contributors to the strong performance of the business unit.

Twelve months

The reasons for the change in the twelve month periods are the same as for the fourth quarter.

Premiums and deposits and sales

Fourth quarter

The results reflect strong sales of payout annuity and offshore investment products in the United Kingdom, and pension products in Ireland and Germany.

Twelve months

Results primarily reflect strong sales of payout annuity and offshore investment products in the United Kingdom, and pension products in Ireland and Germany. The strong performance was partially offset by the impact of the divestiture of Bahamas and Puerto Rico at the end of 2003.

Outlook – Insurance & Annuities

During 2004, the Company completed an operational review of the businesses comprising its Europe segment. As a result, the Company will continue to look for opportunities to capitalize on its strong niche positions in its core businesses, and expand distribution capabilities.

A Business Efficiency Program was launched in late 2002 to focus on service enhancement and cost reduction opportunities through process improvements. The program has been very successful, resulting in significant process improvements in the administration of key business areas and a consequent saving of $51 million on run rate expenses.

United Kingdom/Isle of Man – In the payout annuity business, sales grew significantly in 2004 and the operation expects further opportunities for growth in the year ahead. In addition, offshore products saw strong growth, along with the recently launched onshore segregated fund investment product. These trends are expected to continue in 2005. As a result of restructuring distribution support in the wealth management business, onshore and offshore sales teams are now integrated. This will result in lower costs and a more effective focus on independent financial advisors within target markets. In the group business, margins were strengthened during 2004, in order to take advantage of consolidation in the group risk market that occurred in 2003. Strengthening of margins is expected to continue in 2005. In addition, the group disability insurance product offering will be strengthened to increase market share, and distribution capability will be enhanced, with particular emphasis on the more profitable small and mid-sized case market segments.

Ireland/Germany – In the Republic of Ireland, the wealth management focus will continue, leveraging the Company's strong presence in the pensions market. The emphasis will be on expanding distribution capabilities, solidifying intermediary relationships and improving direct sales force productivity.

The Company has responded to changes in the taxation of life and pensions products by becoming the first company in Germany to introduce its new product suite to brokers. As a result, the German operation is well positioned to grow market share in both the pension and protection markets. The unitised with profits product has been adapted to meet the requirements of this legislation and will continue to be a strong and profitable performer in 2005. The unit-linked pension product will be enhanced during 2005 in order to maintain its strong position in this market segment. In addition, the living benefit products have been enhanced to increase market awareness in this area. This sales growth strategy will be supported by planned growth in sales support and back office administration to maintain service levels to the Company's brokers and policyholders.

International – The Company continues to rationalize its presence in certain international locations. In 2004, the sale of the Bahamas and Cayman Islands branch was completed and the group business in Bermuda was sold. Agreements were reached in 2004 to sell operations in Brazil and the balance of the Bermuda business. Regulatory approvals are pending for these transactions.

REINSURANCE

Net income

Fourth quarter

During the year, the Company reorganized the corporate structure encompassing its reinsurance operations in Barbados. As a result, certain non-continuing property and casualty business lines will be consolidated into a single corporate entity in order to create management and other efficiencies.

In the fourth quarter, related to the reorganization described above, London Life Casualty Reinsurance Company (LLCRC), a subsidiary of LRG, entered into a reinsurance agreement with London Life. Under the agreement, LLCRC will provide guarantee risk protection to London Life on its $8.4 billion portfolio of Canadian segregated fund assets. The transaction resulted in a decrease in actuarial liabilities of $38 million.

Reinsurance results included improved margins from its continuing businesses. However, unfavourable claims experience anticipated on certain property and casualty reinsurance contracts resulted in an increase in actuarial liabilities of $60 million.

Twelve months

In Reinsurance, the Company increased actuarial liabilities in connection with certain property and casualty reinsurance contracts to reflect anticipated unfavourable claims experience, and decreased actuarial liabilities in connection with segregated fund guarantee risk. The results also reflect improved margins in the ongoing businesses in LRG.

Premiums and deposits and sales

Fourth quarter

Premiums for the quarter increased $48 million reflecting higher premiums in LRG.

Twelve months

Premiums for the twelve months ended December 31, 2004 decreased $73 million due to commutation of certain reinsurance contracts in LRG partially offset by higher premiums in Canada Life Reinsurance.

Outlook – Reinsurance

In light of continuing challenges in the global reinsurance industry, the Company will continue to focus its attention on managing its exposure on its non-continuing property and casualty portfolio. Supported by a team of professional staff, the Company expects that it will continue to benefit from the strength of its long-term client relationships.

UNITED STATES

The United States operating results for Lifeco include the net operating income of GWL&A, and the consolidated United States operations of Great-West, which includes United States operating income of CLFC for the twelve months ended December 31, 2004 and the period from July 10, 2003 (date of acquisition) through December 31, 2003, together with an allocation of a portion of Lifeco's corporate results.

Business Profile

Healthcare

GWL&A is a national employee benefits provider with expertise in self-funding and creative health care management solutions. The Company is an industry leader in self-funded solutions for companies with less than 200 employees. GWL&A provides employers in the United States with a comprehensive line of employee benefit products and services, including health plans, flexible spending account administration, dental and vision plans, life insurance benefits, and short and long-term disability coverage. Products offered include traditional and managed care plan designs, consumer-driven health plans and tiered benefit options. All products include state-of-the-art cost and care management procedures, as well as comprehensive networks that help ensure quality health care. Products and services are distributed through field sales staff located in group sales offices across the United States.

Financial Services

GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans, deferred compensation plans, and corporate 401(k) plans for a variety of markets. It also provides annuity and life insurance products for individuals, families and corporate executives. Through its FASCorp subsidiary, it offers private-label recordkeeping and administrative services for other providers of defined contribution plans.

Market Overview

Products and services

The Company provides a focused product offering that is distributed through a variety of channels.

Healthcare

Market position
- 2,021,000 medical members
- Provides life, health and disability insurance products for almost 5,200 corporate employers

Products and services
- Self-funded medical plans
- Medical stop-loss: aggregate and specific
- Consumer driven health models: health reimbursement accounts (HRA), health savings accounts (HSA)
- Pharmacy
- Flexible Spending Accounts (FSA)
- HMO, PPO, POS
- Ancillary products
  - Long and short-term disability insurance
  - Life and ADD insurance
  - Dental and vision coverage

Distribution
- 349 sales and service staff
- 16 regional offices
- Joint ventures with third party administrators (TPAs)

Financial Services

Market position
- One of the ten largest defined contribution recordkeepers in the country, providing services to 2,520,000 participants
- Significant market share in state and government deferred compensation plans

Products and services

Retirement Services
- Enrollment services, communication materials, investment options and education services to employer-sponsored contribution plans
- Comprehensive administrative and recordkeeping services for financial institutions and employer-sponsored defined contribution plans

Individual Markets
- Business-owned life insurance (BOLI) marketing products and customer services targeting the general corporate and financial institution benefit plan markets
- Simple and transactional individual term insurance products for institutional markets

Distribution
- 272 pension consultants, representatives and service personnel serving the retirement services market
- FASCorp provides recordkeeping and administrative services through institutional partners
- Marketing agreements with financial institutions to distribute individual life insurance
- Clark Consulting distributes business-owned life insurance products (BOLI)
- Charles Schwab & Co. Inc. distributes individual life insurance and annuities

Competitive conditions

Healthcare

The employee benefits industry is highly competitive. The marketplace creates pricing pressures that encourage employers to seek competitive bids each year. Although most employers are looking for affordably priced employee benefits products, they also want to offer product choices as employee needs differ. In many cases it is more cost-effective and efficient for an employer to contract with a carrier such as the Company that offers multiple product lines and centralized administration. In addition to price, there are a number of other factors that influence employer decision-making. These factors include: quality of services; size, cost-effectiveness and quality of provider networks; product responsiveness to customers' needs; cost-containment services; and the effectiveness of marketing and sales.

Financial Services

The life insurance, savings, and investments marketplace is competitive. The Company's competitors include mutual fund companies, insurance companies, banks, investment advisers, and certain service and professional organizations. No one competitor or small number of competitors is dominant. Competition focuses on service, technology, cost, variety of investment options, investment performance, product features, price, and financial strength as indicated by ratings issued by nationally recognized agencies.

2004 Highlights

- During the fourth quarter of 2004, the Company converted its pharmacy business to Express Scripts, Inc. which should enhance pricing and increase pharmaceutical options.
- Healthcare sales increased 58% to $1,409 million for the twelve months ended December 31, 2004 due primarily to the impact of efforts taken in 2003 to reorganize the sales force. These efforts reflected an increase in both the number of cases sold and the average size of cases sold in the select and mid-market segments.
- The Company contracted with CorSolutions Inc., the nation's leading provider of health intelligence solutions to further enhance the disease management programs and increase participation. This service is expected to provide additional growth and revenue in the coming year.
- Sales in 401(k) improved in 2004, however, the block also continued to experience high termination rates. A new customer relationship service model was implemented in 2004 and management continues to focus on building and maintaining better customer relationships in 2005.
- CLFC closed a financial transaction on February 29, 2004, which resulted in ceding 100% of the group life and health block of business (excluding the medical stop-loss business) to Jefferson Pilot Corporation on an indemnity-coinsurance basis.

Net income attributable to common shareholders

Years ended December 31 (in $ millions)

	2004	2003	% Change
Healthcare	$ 265	$ 288	-8%
Financial Services	368	275	34%
Corporate	3	30	-90%
	$ 636	$ 593	7%
in millions US $	$ 403	$ 375	7%

Overview

Fourth quarter

Net income

Consolidated net income of the United States segment for the three months ended December 31, 2004 was $166 million, and remained unchanged compared to the same period in 2003.

The contribution to net income from Healthcare was comparable to the fourth quarter of 2003. Lower morbidity and mortality gains were partially offset by an increase in administrative fees and investment income.

Operating Results

Selected consolidated financial information – United States (in $ millions)

	2004	2003	% Change
For the years ended December 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 1,667	$ 2,686	-38%
Self-funded premium equivalents (ASO contracts)	6,118	6,543	-6%
Segregated funds deposits:			
Individual products	231	402	-43%
Group products	2,342	2,702	-13%
Total premiums and deposits	10,358	12,333	-16%
Bulk reinsurance – initial ceded premiums (1)	–	(2,656)	–
Net premiums and deposits	10,358	9,677	7%
Fee and other income	1,191	1,177	1%
Paid or credited to policyholders (1)	2,310	480	381%
Net income attributable to:			
Preferred shareholders	–	–	–
Common shareholders	636	593	7%
At December 31			
Total assets	$ 27,473	$ 30,246	-9%
Segregated funds assets	16,820	16,825	–
Total assets under administration	$ 44,293	$ 47,071	-6%

(1) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums and paid or credited to policyholders related to the initial cession of in force policy liabilities were $2,656 million.

Financial Information – United States

Consolidated operations (in $ millions)

For the years ended December 31	2004	2003
Income:		
Premium income	$ 1,667	$ 2,686
Bulk reinsurance – initial ceded premiums (1)	–	(2,656)
	1,667	30
Net investment income	1,692	1,522
Fee and other income	1,191	1,177
Total income	4,550	2,729
Benefits and Expenses:		
Paid or credited to policyholders (1)	2,310	480
Other	1,276	1,365
Net operating income before income taxes	964	884
Income taxes	317	287
Net income before non-controlling interests	647	597
Non-controlling interests	11	4
Net income	636	593
Preferred shareholder dividends	–	–
Net income – common shareholders	$ 636	$ 593

(1) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities in GWL&A were $2,656 million, and amount paid or credited to policyholders was $2,729 million.

The contribution to net income from Financial Services increased by $11 million or 14% compared to a year ago. This reflects an increase in investment income in the Individual Markets business line partially offset by a decrease in mortality gains and investment income in the Retirement Services business line.

The contribution from Healthcare and Financial Services was offset by a $10 million decrease in investment income on Corporate assets.

Premiums and deposits

Consolidated premiums and deposits of the United States segment for the three months ended December 31, 2004 totaled $2,509 million compared to $3,041 million in 2003. The decrease of $532 million or 17% is attributable to the strengthening of the Canadian dollar and the non-recurrence of two large single premium rollovers in the Retirement Services business line.

Sales

Consolidated sales of the United States segment for the three months ended December 31, 2004 were $599 million compared to $917 million in 2003. The $318 million overall decrease reflects a $31 million increase in Healthcare sales, and a $349 million decrease in Financial Services. The decrease in Financial Services sales is attributable to the inclusion in 2003 of two large single premium rollovers in the Retirement Services business line.

Twelve months

Net income

Consolidated net income of the United States segment for the twelve months ended December 31, 2004 was $636 million, up $43 million or 7% from $593 million for 2003. The year-over-year improvement was the result of a strong contribution from the Financial Services business line offset by a decrease in the contributions from Healthcare and Corporate.

The drivers behind the changes in net income are discussed in more detail in the analysis of business unit results.

Premiums and deposits and sales

For the twelve months ended December 31, 2004, premiums and deposits were $10,358 million compared to $12,333 million in the previous year. The decrease of $1,975 million or 16% is primarily a combination of the strengthening of the Canadian dollar and the impact of the two reinsurance treaties.

For the twelve months ended December 31, 2004, sales were $3,104 million, compared to $2,985 million in the previous year. The increase of 4% is driven primarily by sales in the Healthcare business unit, which are up 58% from the prior year, offset by the decrease in sales in Financial Services of 19%.

The drivers behind the changes in premiums, and deposits and sales are discussed in more detail in the analysis of business unit results.

Bulk Reinsurance

In the third quarter of 2003, the Company's Healthcare business unit entered into a bulk reinsurance agreement with a third-party reinsurer, under which the Company ceded a portion of its direct written group health stop-loss and excess loss business.

Bulk reinsurance – 2003 (in $ millions)

	Healthcare	Financial Services	Total
Premium income	$ (563)	$ (2,093)	$ (2,656)
Investment income	–	(67)	(67)
Paid or credited to policyholders	(563)	(2,166)	(2,729)
Commissions	–	6	6
Net income	$ –	$ –	$ –

As well, in the third quarter of 2003, the Company's Financial Services business unit entered into a bulk reinsurance agreement with another third-party reinsurer to cede a portion of guaranteed investment contracts (GICs).

The premium initially ceded in connection with these two reinsurance agreements was recorded in the third quarter 2003 Summary of Consolidated Operations as a reduction of premium income of approximately $2.7 billion and a reduction of amounts paid or credited to policyholders of approximately $2.7 billion.

Net investment income

Net investment income Years ended December 31 (in $ millions)

	2004	2003	% Change
Investment income earned	$ 1,599	$ 1,462	9%
Amortization of gains and losses	107	68	57%
Provision for credit losses	5	5	–
Gross investment income	1,711	1,535	11%
Less: investment expenses	19	13	46%
Net investment income	$ 1,692	$ 1,522	11%

Net investment income for 2004 increased by $170 million or 11%, compared to the previous year. The increase was primarily a result of the inclusion of investment income on the CLFC U.S. businesses for twelve months in 2004, but only six months in 2003.

Fee income

Fee income is derived from the management of segregated funds assets, the administration of group health ASO business, and third-party administration fees.

Fee income Years ended December 31 (in $ millions)

	2004	2003	% Change
Segregated funds	$ 221	$ 209	6%
ASO contracts	843	848	-1%
Other	127	120	6%
	$ 1,191	$ 1,177	1%

Fee income for 2004 increased 1% compared to 2003 as overall fee growth was offset by the impact of a strengthening Canadian dollar. The increase in segregated funds fee income was due to asset growth resulting from improvement in the U.S. equity markets.

The decrease in ASO administrative fees is primarily the result of the strengthening of the Canadian dollar, which more than offset a $30 million Minimum Premium Plan accounting reclassification from premium in 2004, as well as increases due to improved sales and persistency. ASO administrative fees also include the impact of increased Pharmacy Benefit Management (PBM) revenue due to higher utilization combined with favourable contract amendments.

Premiums and deposits and sales Years ended December 31 (in $ millions)

	Premiums and deposits			Sales		
	2004	2003	% Change	2004	2003	% Change
Business/Product						
Healthcare						
Group life and health	$ 6,357	$ 7,842	-19%	$ 1,409	$ 891	58%
Financial Services						
Individual Markets	915	1,000	-9%	231	283	-18%
Retirement Services	3,086	3,491	-12%	1,464	1,811	-19%
Total premiums and deposits	$ 10,358	$ 12,333	-16%	$ 3,104	$ 2,985	4%
Bulk reinsurance – initial ceded premiums	–	(2,656)	–			
Net premiums and deposits	$ 10,358	$ 9,677	7%			
Summary by Type						
Risk-based products	$ 1,667	$ 2,686	-38%			
ASO contracts	6,118	6,543	-6%			
Segregated funds deposits – Individual products	231	402	-43%			
– Group products	2,342	2,702	-13%			
Total premiums and deposits	$ 10,358	$ 12,333	-16%			
Bulk reinsurance – initial ceded premiums	–	(2,656)	–			
Net premiums and deposits	$ 10,358	$ 9,677	7%			
Total premiums and deposits and sales US $	$ 7,968	$ 8,809	-10%	$ 2,387	$ 2,132	12%

Paid or credited to policyholders

Amounts paid or credited to policyholders includes changes in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payments for fee-based products such as ASO contracts and segregated funds.

For the twelve months ended December 31, 2004, amounts paid or credited to policyholders was $2,310 million. This result was after a $977 million reduction relating to a combination of the sale of the CLFC U.S. group life and health business on February 29, 2004 and the reinsurance of group health stop-loss business to a third party.

For the twelve months ended December 31, 2003, amounts paid or credited to policyholders was $480 million. This result was after a $2,729 million reduction relating to the reinsurance of the GWL&A group health stop-loss business to a third party in the third quarter of 2003.

Excluding the impact of the two reinsurance transactions, amounts paid or credited to policyholders increased by 2% from $3,209 million to $3,287 million.

Other

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other Years ended December 31 (in $ millions)

	2004	2003	% Change
Total expenses	$ 985	$ 1,054	-7%
Less: investment expenses	19	13	46%
Operating expenses	966	1,041	-7%
Commissions	264	276	-4%
Premium taxes	46	48	-4%
Total	$ 1,276	$ 1,365	-7%

For 2004, operating expenses, commission payments and premium tax payments decreased 7% to $1.3 billion, primarily due to the strengthening of the Canadian dollar.

Business Units – United States

HEALTHCARE

Net income

Fourth quarter

Fourth quarter earnings in the Healthcare business unit totaled $73 million, which was flat compared to the same period in 2003. As a result of product enhancements and the Company's marketing campaign, improved sales have contributed to steady increases in premiums and administrative fees in the latter part of the year. The impact of these increases was offset in the quarter by weaker morbidity and mortality results primarily from lower customer deficit recoveries, primarily in the Select Market.

The increase in administrative fees includes the impact of increased PBM revenue due to higher utilization combined with favourable contract amendments. Also included is the reclassification of $7.5 million Minimum Premium Plan to administrative fees from premium income. During the fourth quarter of 2004, the Company converted its pharmacy business to Express Scripts, Inc. which should enhance pricing and increase pharmaceutical options.

Twelve months

Net income for the twelve months ended December 31, 2004 was $265 million compared to $288 million a year ago. The 8% decrease is related primarily to lower premium income combined with the lower customer deficit recoveries in select and mid-market. These results were partially offset by an increase in investment income.

Administrative fees were favourably affected by increased PBM revenue due to higher utilization, and included a reclassification of $30 million Minimum Premium Plan to administrative fees.

The Company evaluated existing product lines in 2004 and created new products and options to provide employers with more affordable options while preserving the Company's underwriting margins.

To lower costs related to unfavourable morbidity and mortality experience, the Company will continue to look for opportunities to implement initiatives such as disease management programs in order to remain competitive in the self-funded market. Additionally, continued increase in membership will improve the Company's ability to obtain network discounts which can enhance pricing and earnings.

Healthcare – members Years ended December 31 (in thousands)

	2004	2003	% Change
Selected and mid-market	1,367	1,278	7%
National and specialty risk	654	578	13%
Total	2,021	1,856	9%

Healthcare – divisional summary Years ended December 31 (in $ millions)

	Premiums and deposits			Sales		
	2004	2003	% Change	2004	2003	% Change
Business/Product						
Group life and health – guaranteed	$ 239	$ 1,299	-82%			
– ASO	6,118	6,543	-6%			
Total	$ 6,357	$ 7,842	-19%	$ 1,409	$ 891	58%

Premiums and deposits and sales

Fourth quarter

Healthcare premiums and deposits for the fourth quarter declined 8% to $1,686 million including $127 million of premiums ceded in 2004 and $185 million in 2003 to a third party reinsurer.

The majority of the decrease in the Healthcare business unit in the fourth quarter 2004 compared to 2003 is attributable to the strengthening of the Canadian dollar and the accounting reclassification of $7.5 million Minimum Premium Plan to administrative fees. This decrease was partially offset by premium growth relating to increased membership at December 31, 2004 of 2.021 million members from 1.948 million members at September 30, 2004.

Healthcare sales increased 24% to $158 million for the three months ended December 31, 2004 over the same period last year. The increase was due primarily to the impact of efforts taken in 2003 to reorganize the sales force. This included the re-branding effort and the development of a centralized proposal process as well as a continued focus on sales efforts.

The expansion of the Company's specialty risk business line and the inclusion of the CLFC stop-loss business has also contributed to the overall increase in sales. This business line focuses on third-party administrators (TPAs) and other specialized distribution channels. The relationship with selected TPAs will enable the Company to extend its reach into previously untapped markets as the Company's stop-loss service and access to provider network and medical management services are made available.

Twelve months

Healthcare premiums and deposits decreased by 9% to $7,334 million compared to the same period last year, including $977 million of premiums ceded in 2004 ($417 million of premium ceded associated with the sale of CLFC group life and health business and the $560 million of reinsurance ceded opposite group health stop-loss business) and including the $185 million of premiums ceded opposite group health stop-loss business in 2003.

The majority of the change in the Healthcare segment reflects the strengthening of the Canadian dollar and the accounting reclassification of $30 million Minimum Premium Plan to administrative fees offset by increased membership in 2004.

This decrease also reflects the fact that 2003 results included CLFC group premium for six months from the July 10, 2003 acquisition of CLFC by the Company. Correspondingly, 2004 results only include premium income on this business for two months due to the sale of this business to a third party effective February 29, 2004.

Total Healthcare membership at December 31, 2004 of 2.021 million members increased from 1.856 million members at December 31, 2003. Membership at December 31, 2004 included the 43,000 stop-loss membership obtained in the CLFC acquisition which was not reflected in the December 31, 2003 membership.

Excluding CLFC, the membership increase from December 31, 2003 was 7%. The overall increase in membership is primarily the result of improved persistency, increased sales productivity, and an enhanced product portfolio. The persistency increase from 74.1% at December 31, 2003 to 82.2% at December 31, 2004 is the result of more competitive pricing of renewals, accelerated claims payments, and increased service efforts.

Healthcare sales increased 58% to $1,409 million for the twelve months ended December 31, 2004 due primarily to the impact of efforts taken in 2003 to reorganize the sales force. These efforts reflected an increase in both the number of cases sold and the average size of cases sold in the select and mid-market segments. The expansion of the Company's specialty risk business and inclusion of the CLFC stop-loss business has also contributed to this increase. The relationship with selected TPAs in the specialty risk segment will enable the Company to extend its reach into previously untapped markets as the Company's stop-loss service and access to provider network and medical management services are made available.

Integration of Canada Life

The sale of the CLFC group life and health business, other than stop-loss business, to a third party was completed February 29, 2004 and all activity successfully transferred to their systems by year end. The integration of the CLFC group stop-loss business into the GWL&A core business processes was completed in 2004. This business was successfully transferred to the Company's existing systems and included in the specialty risk market segment.

Outlook – Healthcare

The Company recognizes that the health care marketplace continues to change. An enhanced product portfolio, increased sales productivity, and improved case persistency has helped to drive membership growth during 2004 despite this changing environment.

While the Company continues to reduce its focus on its HMO products in most markets, Great-West Healthcare Consumer Advantage^{sm}, a consumer-driven tiered benefits product, has proven to be successful. This first-to-market consumer-driven PPO provides employers with a more affordable option than a traditional plan design and engages employees in health care decisions.

Also strengthening the Company's consumer-driven product portfolio is the development of a health savings account (HSA) for employer-sponsored health plans. This new offering pairs a high-deductible health plan administered by Great-West Healthcare with an HSA administered by an outside third party. These innovative product offerings are critical to the continued success of this business. The Company will continue to explore further innovations in the consumer-driven product area.

The Company continues to focus on programs that benefit members and deliver savings to employers. By expanding the Company's second-tier network program, members were offered discounts on services from thousands of additional providers outside the Company's proprietary network. The Company's expanded partnership with Express Scripts, Inc. for pharmacy benefit management should enhance pricing and increase pharmaceutical options in 2005.

Efforts surrounding provider re-contracting and more disease management programs will continue to enhance the Company's medical cost and market positions. These efforts are a key element in controlling health care costs for clients and members. The Company's disease management programs focus on asthma, cancer, diabetes, emphysema, heart disease and premature births. These programs benefit employers and members by reducing hospitalization costs, absences, and increasing productivity. To further enhance the disease management programs and increase participation, the Company contracted with CorSolutions Inc., the nation's leading provider of health intelligence solutions.

CorSolutions assists with data analysis, risk assessment, and predictive modeling for client groups and provides an interactive health and wellness website for members. This service is expected to provide additional growth and revenue in the coming year.

The Company is also expanding its specialty risk market segment, which focuses on TPAs and other specialized distribution channels. Through agreements with selected TPAs that sell the Company's stop-loss service and offer their clients access to the Company's provider network and medical management services, the Company has extended its reach into previously untapped markets. The Company has also entered into an agreement with Acordia, the fifth largest insurance brokerage in the world, to provide medical management services to their TPA clients. The Company continues to explore alternative distribution and delivery channels to enhance growth.

Evaluation of the Company's core administrative systems will be a focus in 2005 to evaluate opportunities for improvements in efficiencies and effectiveness.

Efforts to enhance brand awareness continue as the theme of the Company's targeted advertising campaign, "New Ideas From the Frontier of Health Care", communicates the strategy for delivering innovative, affordable benefits plans to businesses. The Company will continue to build on its strengths in self-funding, creative solutions, and medical management expertise.

FINANCIAL SERVICES

Net income

Fourth quarter

Fourth quarter earnings were $92 million, an increase of $11 million or 14% compared to the same period in 2003. The result reflects an increase in investment income in the Individual Markets business line primarily related to the business acquired from CLFC. Offsetting this increase were lower mortality gains and lower interest margins on the Retirement Services business line.

Premium income for the fourth quarter was $328 million, a decrease of $155 million or 32%. Premium income excludes deposits to segregated funds and is related to risk-based products only. The decrease in risk-based premiums is related primarily to the strengthening of the Canadian dollar in 2004.

Twelve months

The increase in earnings of 34% for the twelve months ended December 31, 2004, compared to a year ago, is driven primarily by the Individual Markets business line due to the inclusion of CLFC earnings for twelve months in 2004 versus only six months in 2003 from the July 10, 2003 date of acquisition. As well, the result includes expense synergies realized in the second half of 2004 from the full integration of CLFC operations.

Premium income increased $41 million in 2004 or 3% from 2003 due primarily to the inclusion of an additional six months of CLFC in the operating results in 2004.

Net investment income increased $182 million in 2004 due primarily to the inclusion of an additional six months of CLFC. As well, although interest rates were generally lower, the Retirement Services business line continued to replace money market investment options in the segregated funds with short-term fixed options in the general account. This strategy was identified in 2003 as a way to enhance both the investment performance for the customers in these funds as well as the margins earned by the Company. In 2003 and 2004, respectively, approximately $500 million and $150 million were transferred from segregated funds to the short-term fixed option. These assets have generated additional investment income for the Company.

Overall in 2004, Financial Services continued to experience the contraction of interest margins on general account liabilities due to lower interest rates on long-term investment assets in the United States. The impact of the lower interest margins was most pronounced in the Retirement Services business line.

Fee and other income increased $20 million in 2004 due to the inclusion of an additional six months of CLFC results and increased fees in the Retirement Services business line where variable fees have increased as part of the slow recovery of the U.S. equities market.

During 2004, the Individual Markets business line completed the integration of the operations of CLFC. The day-to-day processing and administration of individual annuity and wealth management blocks of business were consolidated in Regina, Canada. Consolidating corporate and other functions along with the consolidation of the individual annuity operations resulted in expense synergies that are reported in 2004 earnings. Although sales of CLFC product offerings ceased in 2003, management continues to focus its efforts on providing quality service as well as enhancing overall retention.

Financial Services – participant accounts

Years ended December 31 (in thousands)

	2004	2003	% Change
Individual Markets	452	465	-3%
Public/Non-profit	1,436	1,348	7%
FASCorp	635	450	41%
401(k)	449	499	-10%
Retirement Services	2,520	2,297	10%
Total	2,972	2,762	8%

Financial Services – divisional summary Years ended December 31 (in $ millions)

	Premiums and deposits			Sales		
	2004	2003	% Change	2004	2003	% Change
Business/Product						
Individual Markets	$ 915	$ 1,000	-9%	$ 231	$ 283	-18%
Retirement Services	3,086	3,491	-12%	1,464	1,811	-19%
Total	$ 4,001	$ 4,491	-11%	$ 1,695	$ 2,094	-19%

Premiums and deposits and sales

Fourth quarter

For the fourth quarter 2004, premiums and deposits decreased $445 million or 32% to $950 million. The decrease reflects the strengthening of the Canadian dollar and the inclusion in 2003 of two large single premium rollovers in the Retirement Services business line that totaled $335 million that were not repeated in 2004.

For the fourth quarter 2004, sales decreased $349 million or 44%. The decrease is related to the strengthening in the Canadian dollar and the two single premium deposits that occurred in 2003.

Twelve months

The decrease in premiums and deposits in Financial Services from 2003, before the impact of the reinsurance transactions, is attributable primarily to the currency exchange rates and two large single premium deposits in 2003 in the Retirement Services business line.

The depreciation of the U.S. dollar has also affected the change in sales between 2004 and 2003. Although overall sales have decreased in 2004 in the Individual Markets business line primarily in the individual annuity block, this business line experienced positive sales growth in the BOLI variable segregated funds. The Company continued its focus on sales on BOLI through its core distribution partnership with Clark Consulting in 2004 resulting in new annualized sales revenue of $68 million compared to $12 million in 2003.

Sales in 401(k) improved in 2004, however the block also continued to experience high termination rates. A new customer relationship service model was implemented in 2004 and management continues to focus on building and maintaining better customer relationships in 2005. The largest factors in plan and contract terminations appear to be the U.S. economy and the competitive nature of the industry.

Policy counts in the Individual Markets decreased 3% in 2004. Sales in the BOLI market were $68 million in 2004 representing 361 policies. The sales of new policies in the institutional markets totaled 72,000 in 2004, however net growth of 29,000 policies reflects the high first year surrenders the Company has experienced in this market. No other products are being marketed and the Company's focus is primarily on retention efforts.

Retirement Services participant accounts have increased 10% reflecting positive growth in the penetration of the existing customer base and also growth in the FASCorp record-keeping block. FASCorp's position as a leading provider of retirement plan recordkeeping services and administrative outsourcing services for major institutions in the U.S. financial services industry was reinforced during 2004 when it surpassed 600,000 institutional participants.

Account values invested in the general account investment options have decreased due to the strengthening of the Canadian dollar. Overall, variable account values have remained flat in 2004 as the increase in U.S. equity markets was offset by the strengthening of the Canadian dollar. Participant accounts values invested in unaffiliated retail investment options and participant account values where only administrative services and recordkeeping functions are provided have increased $10.8 billion or 23% from 2003. The large increase is attributable to significant growth in the institutional services segment primarily from one new institutional client relationship, the recovery of the U.S. equity markets and increased cash flows into the unaffiliated retail investment options.

Financial Services – Retirement Services customer account values

Years ended December 31 (in $ millions)

	2004	2003	% Change
General account – fixed options			
Public/Non-profit	$ 4,316	$ 4,838	-11%
401(k)	1,022	880	16%
	$ 5,339	$ 5,717	-7%
Segregated funds – variable options			
Public/Non-profit	$ 6,695	$ 6,512	3%
401(k)	7,685	7,856	-2%
	$ 14,380	$ 14,368	0%
Unaffiliated retail investment options & administrative services only			
Public/Non-profit	$ 36,167	$ 31,845	14%
401(k)	3,785	3,768	0%
Institutional (FASCorp)	18,125	11,611	56%
	$ 58,076	$ 47,224	23%

Outlook – Financial Services

Individual Markets sales remained strong through institutions in 2004 and several new financial institution partners were added during the year. The Division also launched a new term insurance product and transitioned most of its partners to a new online sales system. The Company also implemented several retention improvement efforts that trended positively during 2004.

In 2005, Individual Markets plans to continue its focus on core strengths, increasing the number of placed policies, improving retention and increasing the partnership base. Plans are also underway to launch new market-driven products and value added service enhancements to existing partners. At the close of 2004, qualitative research was completed to help formulate plans for new product development and begin laying the groundwork for electronic signatures on applications for online prospects, with a pilot program scheduled for 2005.

The Company continues to utilize its partnership with Clark Consulting to distribute BOLI. The focus is to provide creative and flexible solutions to meet client needs for financing non-qualified executive retirement plans through the use of life insurance. The area continues to enhance its relationships with key consultants and develop new marketing materials to communicate the Company's proprietary strengths and expertise. The legislative environment has stabilized considerably and the economic outlook appears to be improving. The Company introduced a new product design in 2004 which should increase sales opportunities in 2005.

The integration of CLFC was successfully completed in 2004 and the Company's goal in 2005 will be to remain focused on providing a high level of customer service and retaining this key block of business.

In Retirement Services, solid partnerships with government plan sponsors helped the Company maintain its position as the largest provider of services to state defined contribution plans, with 14 of 50 state clients as well as the government of Guam. In 2004, this business line launched the first phase of an enhanced field service model. This strategy offers a proactive, measurable approach to increasing participation among existing clients, providing education, encouraging appropriate asset allocation and meeting the information needs of participants. This initiative should position the Company to continue its penetration of the existing client base in 2005 while continuing to seek out new opportunities in this highly competitive market place.

In 2004, Retirement Services completed its integration of the operations of EMJAY, a Wells Fargo subsidiary specializing in 401(k) administration and service. This acquisition was made by the Company in late 2003, and will create additional infrastructure to support the growth experienced in the Retirement Services business line. Several key partnerships were established in 2004 with American Express Retirement Services and Fifth Third Bank. In 2004, the 401(k) marketing group developed a new product, NEXTPlan, in conjunction with American Express Retirement Services, designed for employers with $5 million to $50 million in plan assets. The product bundles investment options, administration, education and recordkeeping services.

At the end of 2004, the Company announced the acquisition of Metavante 401(k) Services, Inc. by EMJAY effective January 1, 2005. Metavante 401(k) Services, Inc. has been renamed EMJAY Retirement Plan Services Inc. The acquisition has added 3,000 plan sponsors in the small and mid-market area to the Retirement Services block of business. The added scale and dimension should allow the segment to further capitalize on the new doors it will open to additional business opportunities.

Finally, in late 2004, Advised Assets Group (AAG), the Company's registered investment advisory subsidiary, introduced Reality Investing, a program that expands AAG's participant level advice tool into a suite of investment advisory services. Reality Investing provides access to a range of advice services including professional account management at the participant level. AAG partnered with Ibbotson Associates, an industry leader in asset allocation and investment analytics to develop the new advice and managed account services.

LIFECO CORPORATE

The Lifeco Corporate segment, established in 2003, captures operating results for activities of Lifeco that are not assigned or associated with the major business units of the Company.

Financial Information – Lifeco Corporate

Consolidated operations (in $ millions)

	2004	2003
Years ended December 31		
Income:		
Premium income	$ –	$ –
Bulk reinsurance – initial ceded premiums	–	–
	–	–
Net investment income	–	2
Fee and other income	–	–
Total income	–	2
Benefits and expenses:		
Paid or credited to policyholders	–	–
Other	10	4
Restructuring costs	44	31
Net operating income before income taxes	(54)	(33)
Income taxes	(16)	(6)
Net income before non-controlling interests	(38)	(27)
Non-controlling interests	–	–
Net income	(38)	(27)
Preferred shareholder dividends	–	–
Net income – common shareholders	$ (38)	$ (27)

Corporate net earnings for Lifeco, attributable to common shareholders, were a charge of $38 million compared to a charge of $27 million in 2003, comprised of the following after-tax charges: restructuring costs incurred in 2004 related to the CLFC acquisition of $29 million ($20 million in 2003), $11 million of U.S. withholding tax ($5 million in 2003) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $2 million of operating income ($2 million charge in 2003) incurred at the Lifeco level.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at **www.sedar.com**.

FINANCIAL REPORTING RESPONSIBILITY

The consolidated financial statements are the responsibility of management and are prepared in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements. The consolidated financial statements necessarily include amounts that are based on management's best estimates. These estimates are based on careful judgments and have been properly reflected in the consolidated financial statements. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows in accordance with Canadian generally accepted accounting principles.

In carrying out its responsibilities, management maintains appropriate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements were approved by the Board of Directors, which has oversight responsibilities with respect to financial reporting. The Board of Directors carries out this responsibility principally through the Audit Committee, which is comprised of independent directors. The Audit Committee is charged with, among other things, the responsibility to:

- Review the interim and annual consolidated financial statements and report thereon to the Board of Directors.
- Review internal control procedures.
- Review the independence of the external auditors and the terms of their engagement and recommend the appointment and compensation of the external auditors to the Board of Directors.
- Review other audit, accounting and financial reporting matters as required.

In carrying out the above responsibilities, this Committee meets regularly with management, and with both the Company's external and internal auditors to review their respective audit plans and to review their audit findings. The Committee is readily accessible to the external and internal auditors.

The Board of Directors of each of the principal operating subsidiaries, The Great-West Life Assurance Company and Great-West Life & Annuity Insurance Company, appoints an actuary who is a Fellow of the Canadian Institute of Actuaries. The actuary:

- Ensures that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations and directives.
- Provides an opinion regarding the appropriateness of the policy liabilities at the balance sheet date to meet all policyholder obligations. Examination of supporting data for accuracy and completeness and analysis of assets for their ability to support the policy liabilities are important elements of the work required to form this opinion.

Deloitte & Touche LLP Chartered Accountants, as the Company's external auditors, have audited the consolidated financial statements. The Auditors' Report to the Shareholders is presented following the consolidated financial statements. Their opinion is based upon an examination conducted in accordance with Canadian generally accepted auditing standards, performing such tests and other procedures as they consider necessary in order to obtain reasonable assurance that the consolidated financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows in accordance with Canadian generally accepted accounting principles.



Raymond L. McFeetors
Co-President and Chief
Executive Officer



William T. McCallum
Co-President and Chief
Executive Officer



William W. Lovatt
Vice-President, Finance,
Canada



Mitchell T.G. Graye
Vice-President, Finance,
United States

February 17, 2005

SUMMARY OF CONSOLIDATED OPERATIONS

(in $ millions except per share amounts)

For the years ended December 31	2004	2003
Income		
Premium income	$ 14,202	$ 12,441
Bulk reinsurance – initial ceded premiums (note 19)	–	(5,372)
	14,202	7,069
Net investment income	5,266	4,529
Fee and other income	2,273	1,831
	21,741	13,429
Benefits and Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	15,490	8,346
Commissions	1,281	919
Operating expenses	2,264	2,036
Restructuring costs (note 3)	44	31
Premium taxes	251	156
Amortization of finite life intangible assets (note 6)	18	7
Distribution on Capital Trust Securities (note 11)	31	28
Net income before income taxes	2,362	1,906
Income taxes – current	398	728
– future	168	(178)
Net income before non-controlling interests	1,796	1,356
Non-controlling interests (note 11)	136	120
Net income – shareholders	1,660	1,236
Preferred shareholder dividends	60	41
Net income – common shareholders	$ 1,600	$ 1,195
Earnings per common share (note 15)		
Basic	$ 1.794	$ 1.475
Diluted	$ 1.778	$ 1.461

CONSOLIDATED BALANCE SHEET

(in $ millions)

December 31	2004	2003
Assets		
Bonds (note 4)	$ 54,960	$ 54,208
Mortgage loans (note 4)	14,554	15,088
Stocks (note 4)	3,405	3,199
Real estate (note 4)	1,646	1,594
Loans to policyholders	6,499	6,566
Cash and certificates of deposit	2,472	2,461
Funds held by ceding insurers	2,337	4,142
Goodwill (note 6)	5,328	5,265
Intangible assets (note 6)	1,508	1,398
Other assets (note 7)	3,142	3,530
Total assets	$ 95,851	$ 97,451
Liabilities		
Policy liabilities		
Actuarial liabilities (note 8)	$ 65,822	$ 66,999
Provision for claims	997	1,092
Provision for policyholder dividends	589	544
Provision for experience rating refunds	611	840
Policyholder funds	2,076	2,023
	70,095	71,498
Debentures and other borrowings (note 9)	2,088	2,576
Funds held under reinsurance contracts	4,108	4,655
Other liabilities (note 10)	4,622	4,974
Repurchase agreements	676	503
Deferred net realized gains (note 4)	2,164	2,237
	83,753	86,443
Non-controlling interests (note 11)		
Participating surplus in subsidiaries	1,654	1,582
Preferred shareholders in subsidiaries	368	370
Capital trust securities	651	466
Capital Stock and Surplus		
Capital stock (note 12)	5,947	5,783
Surplus	3,904	2,993
Currency translation account	(426)	(186)
	9,425	8,590
Liabilities, capital stock and surplus	$ 95,851	$ 97,451

Approved by the Board:


Director


Director

CONSOLIDATED STATEMENT OF SURPLUS

(in $ millions)

For the years ended December 31	2004	2003
Balance, beginning of year	$ 2,993	$ 2,382
Net income	1,660	1,236
Change in accounting policy (note 1(m))	(4)	–
Contributed surplus – stock option expense		
Change in accounting policy (note 1(m))	5	–
Current year expense (note 13)	9	–
Repatriation of Canada Life seed capital from participating policyholder account (note 11)	21	–
Share issue costs – preferred shares	(6)	–
Redemption premium – preferred shares	–	(2)
Common share cancellation excess	(103)	(123)
Dividends to shareholders		
Preferred shareholders	(60)	(41)
Common shareholders	(611)	(459)
Balance, end of year	$ 3,904	$ 2,993

CONSOLIDATED STATEMENT OF CASH FLOWS

(in $ millions)

For the years ended December 31	2004	2003
Operations		
Net income	$ 1,660	$ 1,236
Adjustments for non-cash items:		
Change in policy liabilities	685	(4,259)
Change in funds held by ceding insurers	1,805	644
Change in funds held under reinsurance contracts	(548)	4,655
Change in current income taxes payable	(221)	135
Future income tax expense	168	(178)
Other	(550)	(135)
Cash flows from operations	2,999	2,098
Financing Activities		
Issue of common shares	20	1,036
Issue of preferred shares	300	–
Purchased and cancelled common shares	(129)	(155)
Redemption of preferred shares	(130)	(102)
Issue of debentures	–	600
Issue of deferrable debentures in subsidiary	210	–
Issue (repayment) of debentures and other borrowings	(27)	516
Repayment of subordinated capital income securities in subsidiary	(210)	–
Partial payment of five year term facility	(450)	–
Share issue costs	(9)	–
Debenture issue costs	–	(5)
Dividends paid	(671)	(500)
	(1,096)	1,390
Investment Activities		
Bond sales and maturities	35,867	36,226
Mortgage loan repayments	2,650	1,890
Stock sales	1,277	1,116
Real estate sales	150	575
Change in loans to policyholders	(47)	(626)
Change in repurchase agreements	195	93
Reinsurance transactions	(430)	–
Investment in Canada Life Financial Corporation	–	(1,862)
Investment in subsidiaries	–	166
Investment in bonds	(37,640)	(37,141)
Investment in mortgage loans	(2,255)	(1,829)
Investment in stocks	(1,462)	(436)
Investment in real estate	(197)	(111)
	(1,892)	(1,939)
Increase in cash and certificates of deposit	11	1,549
Cash and certificates of deposit, beginning of year	2,461	912
Cash and certificates of deposit, end of year	$ 2,472	$ 2,461
Supplementary Cash Flow Information		
Income taxes paid	$ 552	$ 400
Interest paid	$ 130	$ 107

(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) have been prepared in accordance with Canadian generally accepted accounting principles and include the consolidated accounts of its subsidiary companies, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

(a) Portfolio Investments

Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized over the period to maturity of the security sold.

Investments in stocks (equity securities) are carried at cost plus a moving average market value adjustment of $277 ($240 in 2003). The carrying value is adjusted towards market value at a rate of 5% per quarter. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized to income at a rate of 5% per quarter on a declining-balance basis.

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $154 ($148 in 2003). The carrying value is adjusted towards market value at a rate of 3% per quarter. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized to income at a rate of 3% per quarter on a declining-balance basis.

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by management. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

(b) Derivative Financial Instruments

The Company uses derivative products as risk management instruments to hedge or manage asset, liability and capital positions including revenues. Policy guidelines prohibit the use of derivative instruments for speculative trading purposes.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives that are used in hedging transactions to specific assets and liabilities on the balance sheet or to specific firm commitments or transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments used by the Company are summarized in note 18.

The accounting policies for derivative financial instruments used for hedging correspond to those used for the underlying hedged position. In the event a designated hedged item is sold, extinguished, matures or ceases to be effective prior to the termination of the related derivative instrument, any subsequent realized or unrealized gains or losses on such derivative instruments are recognized in income.

(c) Foreign Currency Translation

The Company follows the current rate method of foreign currency translation for its net investment in its self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expense items are translated at an average of daily rates. The Currency Translation Account is presented separately on the Consolidated Balance Sheet. The Company has entered into certain daily average rate forward exchange contracts to manage volatility associated with the translation of a portion of revenues and investment in foreign operations into Canadian dollars. Foreign currency translation gains and losses on foreign currency transactions of the Company are included in net investment income and are not material to the financial statements of the Company.

(d) Costs Associated with Exit and Disposal Activities

In March 2003, the Canadian Institute of Chartered Accountants (CICA) issued Emerging Issues Committee (EIC) Abstract EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. See note 3 for the impact of this standard on the financial statements of the Company.

(e) Loans to Policyholders

Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

1. Basis of Presentation and Summary of Accounting Policies (cont'd)

(f) Funds Held by Ceding Insurers/Funds Held Under Reinsurance Contracts

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. The Company records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited by the ceding insurer.

(g) Goodwill and Intangible Assets

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Company. Intangible assets represent finite life and indefinite life intangible assets of acquired subsidiaries of the Company. Finite life intangible assets include the value of customer contracts and distribution channels. These intangible assets are amortized on a straight-line basis over 20 years and 30 years respectively. The Company tests goodwill and indefinite life intangible assets for impairment on an annual basis by reviewing the fair value of the related businesses and the intangible assets. Goodwill and intangible assets are written down when impaired.

(h) Revenue Recognition

Premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

The Company's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

Fee and other income is recognized when earned and primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts and fees earned from investment management services.

(i) Software Costs

Included in other assets are software acquisition and development costs that are carried at cost less accumulated amortization computed on a straight-line basis over the estimated useful life to a maximum of 10 years. Impairment exists when the carrying value of the capitalized software costs exceeds the undiscounted cash flows expected from the use of the software, and is measured as the excess of the carrying value over the fair value.

(j) Income Taxes

The Company uses the liability method of income tax allocation. Current income taxes are based on taxable income and future income taxes are based on taxable temporary differences. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantially enacted at the balance sheet date.

(k) Repurchase Agreements

The Company enters into repurchase agreements with third-party broker-dealers in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

(l) Pension Plans and Other Post-Retirement Benefits

The Company maintains contributory and non-contributory defined benefit pension plans for certain of its employees and agents. The Company also maintains defined contribution pension plans for certain of its employees and agents.

The defined benefit plans provide pensions based on length of service and final average pay. Certain pension payments are indexed to cost of living increases either on an ad hoc basis or on a guaranteed basis. As future salary levels affect the amount of employee future benefits, the projected benefit method prorated on services has been used to determine the accrued benefit obligation. The assets supporting the trusteed pension plans of the Company are held in separate trusteed pension funds. The remaining benefits are included in other liabilities and are supported by general assets of the Company. The recognized cost of pension benefits is charged to earnings.

The Company also provides post-retirement health and life insurance benefits to eligible employees, agents and their dependents. Retirees share in the cost of benefits through deductibles, co-insurance and caps on benefits. As the amount of some of the post-retirement benefits other than pensions depend on future salary levels and future cost escalation, the projected benefit method prorated on services has been used to determine the accrued benefit obligation. The amount of the obligation for these benefits is included in other liabilities and is supported by general assets of the Company. The current cost of post retirement non-pension benefits is charged to earnings.

Past service costs, transitional assets and transitional obligations associated with pension and post-retirement plans are amortized over the expected average remaining service life of the employee/agent group. Prior years' cumulative experience gains or losses in excess of the greater of 10% of the beginning of year plan assets or accrued benefit obligation are amortized over the expected average remaining service life of the employee/agent group.

During 2004, the Company adopted the recommendations of the CICA Handbook Section 3461 Employee Future Benefits. The amended standard requires enhanced disclosure of the Company's Pension Plans and Other Post-Retirement Benefits (see note 14). Other than the disclosures required in note 14, this change in accounting policy did not have a material impact on the financial statements of the Company.

(m) Stock-Based Compensation

The Company provides compensation to certain employees of the Company and its affiliates in the form of stock options, which is described in note 13. Effective January 1, 2004 the CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments was amended to require expense treatment of all stock based compensation and payments at grant date for options granted beginning on or after January 1, 2002. This change in accounting policy has been applied retroactively without restatement of prior years' financial statements and, results in a charge of $4 to shareholders' surplus, a charge of $1 to non-controlling interests and an increase in contributed surplus of $5.

(n) Earnings Per Common Share

Earnings per common share is calculated using net income after preferred share dividends and the weighted average number of common shares outstanding (see note 15). The treasury stock method is used for calculating diluted earnings per common share (see note 15).

(o) Geographic Segmentation

The Company has significant operations in Canada, Europe and the United States. Operations in all countries other than Canada and the United States are reported as part of the Europe segment.

(p) Comparative Figures

Certain of the 2003 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Acquisitions and Dispositions

(a) Acquisition of Canada Life Financial Corporation

On July 10, 2003, the Company acquired all of the outstanding common shares of Canada Life Financial Corporation (CLFC), the parent company of The Canada Life Assurance Company (Canada Life), that were not already beneficially owned by the Company at a price of $44.50 per CLFC common share, representing an aggregate transaction value of $7.2 billion, including estimated transaction costs.

The acquisition was completed by way of a capital reorganization of CLFC pursuant to which CLFC shareholders received as consideration one of the following alternatives for each of their CLFC common shares (Lifeco common share amounts have been adjusted to reflect two-for-one subdivision of the Company's common shares in 2004 (see note 12)):

- $44.50 in cash (to an aggregate maximum of approximately $4.4 billion); or
- 1.78 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E (to an aggregate maximum of 24 million Lifeco Series E Shares); or
- 1.78 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F (to an aggregate maximum of 8 million Lifeco Series F Shares); or
- 2.3698 Lifeco common shares (to an aggregate maximum of approximately 112 million Lifeco common shares); or
- any combination of the foregoing;

in each case subject to election and proration as a result of the stated maximums.

After election and proration, Lifeco issued 111,917,010 common shares at a price of $18.778 per common share which represents the weighted-average trading price of Lifeco common shares on the last five trading days prior to February 17, 2003, the effective date of the transaction agreement. Lifeco also issued 23,868,131 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E and 7,957,006 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F, both at a price of $25.00 per preferred share.

Vested stock options on 2,766,834 CLFC common shares, outstanding at acquisition were exchanged for an equivalent value of Lifeco stock options on 6,556,842 Lifeco common shares at exercise prices based on a value of $18.778 for each Lifeco common share and $44.50 for each CLFC common share. These options immediately vested and had an expiry date of August 25, 2003 and were essentially all exercised between July 10 and August 25, 2003.

On July 10, 2003, to support the financing of the transaction, Power Financial Corporation invested $800 to purchase 42,603,046 common shares of Lifeco from treasury via private placement. Investors Group Inc. also invested $100 by purchasing 5,325,380 Lifeco common shares from treasury via private placement. See note 12 for a summary of capital stock activity in connection with the acquisition.

Lifeco also entered into an arrangement with a Canadian chartered bank (the Bank) pursuant to which the Bank agreed to underwrite a credit facility in favour of the Company, Great-West, or one or more of its subsidiaries. The credit facility originally provided a one year bank facility of up to $1,400 and also up to $600 of five year term financing. The five year term financing is syndicated to a group of international financial institutions. The outstanding loan balances under these facilities on December 31, 2004 were $0 and $149 respectively ($0 and $596 respectively on December 31, 2003).

Immediately after the acquisition, Lifeco conveyed its ownership of CLFC common shares to Great-West, at cost.

2. Acquisitions and Dispositions (cont'd)

The allocation of the purchase price was finalized in 2004 and is summarized as follows:

	Participating account	Shareholder account	Total
Value of assets acquired:			
Cash and certificates of deposit	$ 251	$ 2,142	$ 2,393
Bonds	4,031	18,572	22,603
Mortgage loans	1,042	6,358	7,400
Stocks	694	757	1,451
Real estate	157	807	964
Loans to policyholders	716	339	1,055
Other invested assets	9	458	467
Intangible assets	–	997	997
Other assets	121	1,470	1,591
	$ 7,021	$ 31,900	$ 38,921
Value of liabilities assumed:			
Policy liabilities	6,588	25,143	31,731
Commercial paper and other loans	–	594	594
Income taxes payable	39	74	113
Net deferred gains on portfolio investments sold	332	842	1,174
Other liabilities	19	1,591	1,610
Non-controlling interests	–	492	492
Participating policyholder surplus	43	–	43
Preferred shares	–	162	162
	7,021	28,898	35,919
Fair value of net assets acquired	$ –	$ 3,002	$ 3,002
Total purchase consideration:			
Cash			$ 4,219
Lifeco common shares			2,102
Lifeco 4.80% Preferred Shares, Series E			597
Lifeco 5.90% Preferred Shares, Series F			199
Fair value of Lifeco options exchanged for CLFC options			10
Value of CLFC common shares already owned			21
Transaction and related costs, net of income taxes			23
			7,171
Goodwill on acquisition			$ 4,169

During 2004, the Company finalized its accounting for the CLFC acquisition and allocated the goodwill to the major reportable segments of the Company. As a result, the allocation of the purchase price was revised (see note 6).

The acquired intangible assets include distribution channels and customer contract related intangible assets which are subject to amortization and brands and customer contract related intangible assets which are not subject to amortization (see note 6). Included in other liabilities assumed are accruals for CLFC costs related to planned exit and consolidation activities involving operations and systems, compensation costs and facilities (see note 3).

(b) Sale of Lifestyle Retirement Communities

During 2003, London Life Insurance Company (London Life) completed its previously announced sale of Lifestyle Retirement Communities Ltd., a wholly-owned subsidiary of London Life, which resulted in an after-tax gain of $35 in the participating account and $17 in the shareholder account.

3. Restructuring Costs

Following the acquisition of CLFC on July 10, 2003, the Company developed a plan to restructure and integrate the operations of CLFC with its wholly owned subsidiaries Great-West, London Life and GWL&A. Costs are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations, facilities, systems and compensation costs.

Significant administrative activities performed by CLFC prior to July 10, 2003 are being exited, restructured and integrated with the activities performed by Great-West, London Life and GWL&A. In Canada, selected administrative functions, facilities and systems are being restructured and integrated with Great-West and London Life functions. These activities are expected to be substantially completed by the end of 2005. In Europe, selected administrative functions, facilities and systems are being restructured and non-strategic international operations and locations are being exited. These activities are expected to be substantially completed by the end of 2005.

In the United States, selected administrative functions, facilities and systems are being restructured and integrated with GWL&A functions. These activities have been substantially completed as of December 31, 2004.

Expected total restructuring costs were revised during the second quarter of 2004 from $497 to $448. The revised expected total restructuring costs primarily reflect lower compensation costs being incurred. The costs include $350 that was recognized as part of the finalization of the allocation of the purchase equation of CLFC, a reduction of $62 from December 31, 2003 estimate of $412. Costs of $98 are expected to be charged to income as incurred, an increase of $13 from December 31, 2003 estimate of $85. These costs are included in the Summary of Consolidated Operations in the line restructuring costs and included in the Corporate segment (note 23).

The following details the amount and status of restructuring and exit program costs:

	Expected total costs	Amounts utilized – 2003	Amounts utilized – 2004	Total amounts utilized	Balance December 31, 2004
Eliminating duplicate systems	$ 128	$ 13	$ 50	$ 63	$ 65
Exiting and consolidating operations	115	28	68	96	19
Compensation costs	205	84	102	186	19
	$ 448	$ 125	$ 220	$ 345	$ 103
Accrued on acquisition	$ 350	$ 94	$ 176	$ 270	$ 80
Expense as incurred	98	31	44	75	23
	$ 448	$ 125	$ 220	$ 345	$ 103
Canada	$ 356	$ 95	$ 163	$ 258	$ 98
Europe	47	13	30	43	4
United States	45	17	27	44	1
	$ 448	$ 125	$ 220	$ 345	$ 103

4. Portfolio Investments

(a) Carrying values and estimated market values of portfolio investments are as follows:

		2004		2003	
		Carrying value	Market value	Carrying value	Market value
Bonds	– government	$ 21,094	$ 21,942	$ 21,434	$ 21,808
	– corporate	33,866	35,070	32,774	33,887
		54,960	57,012	54,208	55,695
Mortgage loans	– residential	6,934	7,252	7,310	7,606
	– non-residential	7,620	7,898	7,778	8,049
		14,554	15,150	15,088	15,655
Stocks		3,405	3,837	3,199	3,448
Real estate		1,646	1,852	1,594	1,766
		$ 74,565	$ 77,851	$ 74,089	$ 76,564

(b) The significant terms and conditions and interest rate ranges of applicable fixed-term portfolio investments gross of provisions are as follows:

	Carrying value					
	Term to maturity					
2004	1 year or less	1–5 years	Over 5 years	Total	Principal amount	Effective interest rate ranges
Short-term bonds	$ 2,435	$ –	$ –	$ 2,435	$ 2,431	1.0%–3.0%
Bonds	2,582	12,750	37,331	52,663	57,832	1.3%–16.8%
Mortgage loans	167	5,054	9,385	14,606	14,112	3.0%–13.8%
	$ 5,184	$ 17,804	$ 46,716	$ 69,704	$ 74,375	

	Carrying value					
	Term to maturity					
2003	1 year or less	1–5 years	Over 5 years	Total	Principal amount	Effective interest rate ranges
Short-term bonds	$ 2,470	$ –	$ –	$ 2,470	$ 2,464	0.6%–2.9%
Bonds	3,295	13,358	35,231	51,884	57,709	0.9%–19.9%
Mortgage loans	272	5,358	9,502	15,132	15,549	3.6%–13.8%
	$ 6,037	$ 18,716	$ 44,733	$ 69,486	$ 75,722	

4. Portfolio Investments (cont'd)

(c) Included in portfolio investments are the following:

(i) Non-performing loans:

	2004	2003
Asset Class		
Bonds	$ 150	$ 223
Mortgage loans	20	10
Foreclosed real estate	2	1
	$ 172	$ 234

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

(2) The Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

(ii) Allowance for credit losses:

	2004	2003
Bonds & mortgage loans	$ 190	$ 190

(iii) Changes in the allowance for credit losses are as follows:

	2004	2003
Balance, beginning of year	$ 190	$ 166
Provision for credit losses	(10)	(4)
Recoveries of prior write offs	(18)	(9)
Write offs	33	(55)
CLFC at date of acquisition	–	111
Other (including foreign exchange rate changes)	(5)	(19)
Balance, end of year	$ 190	$ 190

The allowance for credit losses is supplemented by the provision for future credit losses included in actuarial liabilities.

(d) Investments in real estate include an asset value allowance of $19 ($22 in 2003) which provides for deterioration of market values associated with real estate held for investment.

(e) Also included in portfolio investments are modified/restructured loans of $85 ($112 in 2003) that are performing in accordance with their current terms.

(f) Net investment income includes amortization of net deferred realized gains on portfolio investments and unrealized gains on stocks and real estate as follows:

	2004	2003
Bonds	$ 269	$ 179
Mortgage loans	51	27
Stocks	139	96
Real estate	38	26
	$ 497	$ 328

(g) The balance of deferred net realized gains is comprised of the following:

	2004	2003
Bonds	$ 1,503	$ 1,568
Mortgage loans	144	126
Stocks	350	385
Real estate	167	158
	$ 2,164	$ 2,237

5. Pledging of Assets

The amount of assets which have a security interest by way of pledging is outlined below by major pledging activity:

	2004	2003
Derivative transactions	$ 10	$ 18
In respect of reinsurance agreements	26	35
	$ 36	$ 53

6. Goodwill and Intangible Assets

(a) Goodwill

The carrying value of goodwill and changes in the carrying value of goodwill are as follows:

	2004	2003
Balance, beginning of year	$ 5,265	$ 1,158
Acquisition of CLFC	66	4,103
Other acquisitions	3	17
Sale of subsidiary	(2)	–
Changes in foreign exchange rates	(4)	(13)
Balance, end of year	$ 5,328	$ 5,265
Canada	$ 3,769	$ 5,099
Europe	1,504	7
United States	55	159
	$ 5,328	$ 5,265

The change in the allocation of the purchase price of CLFC during 2004 consists of decreases in the values of invested and other assets acquired of $91, increases in the value of intangible assets of $127, increases in the value of policy liabilities of $164 and decreases in the value of other liabilities assumed of $62.

The Company has finalized its accounting for the CLFC acquisition and allocated the goodwill to the major reportable segments of the Company. $2,669 of goodwill has been allocated to the Company's Canada segment and $1,500 of goodwill has been allocated to the Company's Europe segment.

(b) Intangible Assets

The carrying value of intangible assets and changes in the carrying value of intangible assets are as follows:

2004	Cost, beginning of year	Accumulated amortization	Changes in foreign exchange rates	Carrying value, end of year
Indefinite life intangible assets				
– Brands and trademarks	$ 410	$ –	$ 4	$ 414
– Customer contract related	354	–	–	354
– Shareholder portion of acquired future Participating account profits	354	–	–	354
	1,118	–	4	1,122
Finite life intangible assets				
– Customer contract related	281	(21)	–	260
– Distribution channels	127	(4)	3	126
	408	(25)	3	386
Total	$ 1,526	$ (25)	$ 7	$ 1,508

2003	Cost, beginning of year	Accumulated amortization	Changes in foreign exchange rates	Carrying value, end of year
Indefinite life intangible assets				
– Brands and trademarks	$ 410	$ –	$ 5	$ 415
– Customer contract related	354	–	–	354
– Shareholder portion of acquired future Participating account profits	354	–	–	354
	1,118	–	5	1,123
Finite life intangible assets				
– Customer contract related	281	(7)	1	275
Total	$ 1,399	$ (7)	$ 6	$ 1,398

6. Goodwill and Intangible Assets (cont'd)

During 2004, as part of the revision of the allocation of the purchase price of CLFC the Company identified $127 of additional finite life intangible assets relating to distribution channels of CLFC. During 2003, the Company had identified $870 of finite life intangible assets as part of the allocation of the purchase price of CLFC.

7. Other Assets

Other assets consist of the following:

	2004	2003
Premiums in course of collection	$ 480	$ 448
Interest due and accrued	852	882
Future income taxes (note 17)	395	482
Fixed assets	280	367
Prepaid expenses	74	81
Accounts receivable	586	592
Accrued pension asset (note 14)	151	180
Other	324	498
	$ 3,142	$ 3,530

8. Actuarial Liabilities

(a) Composition of Actuarial Liabilities and Related Supporting Assets

(i) The composition of actuarial liabilities is as follows:

	Participating		Non-participating		Total	
	2004	2003	2004	2003	2004	2003
Canada	$ 15,534	$ 14,635	$ 16,062	$ 15,694	$ 31,596	$ 30,329
Europe	1,894	1,962	11,518	12,189	13,412	14,151
United States	7,656	7,883	13,158	14,636	20,814	22,519
Total	$ 25,084	$ 24,480	$ 40,738	$ 42,519	$ 65,822	$ 66,999

(ii) The composition of the assets supporting liabilities and surplus is as follows:

2004	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Carrying Value						
Participating	$ 12,935	$ 4,378	$ 768	$ 126	$ 6,877	$ 25,084
Non-Participating						
Canada	9,921	4,813	450	15	863	16,062
Europe	7,440	768	221	548	2,541	11,518
United States	9,944	2,056	114	–	1,044	13,158
Other	11,554	2,425	1,259	433	4,933	20,604
Capital and surplus	3,166	114	593	524	5,028	9,425
Total Carrying Value	$ 54,960	$ 14,554	$ 3,405	$ 1,646	$ 21,286	$ 95,851
Fair Value	$ 57,012	$ 15,150	$ 3,837	$ 1,852	$ 21,286	$ 99,137

2003	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Carrying Value						
Participating	$ 11,997	$ 3,895	$ 289	$ 37	$ 8,262	$ 24,480
Non-Participating						
Canada	9,077	5,144	427	–	1,046	15,694
Europe	8,649	640	648	582	1,670	12,189
United States	10,547	2,639	30	–	1,420	14,636
Other	11,687	2,723	1,173	483	5,796	21,862
Capital and surplus	2,251	47	632	492	5,168	8,590
Total Carrying Value	$ 54,208	$ 15,088	$ 3,199	$ 1,594	$ 23,362	$ 97,451
Fair Value	$ 55,695	$ 15,655	$ 3,448	$ 1,766	$ 23,362	$ 99,926

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair value of these assets are essentially offset by changes in the fair value of actuarial liabilities.

Changes in the fair value of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time, in accordance with investment accounting policies.

The carrying value of assets backing actuarial liabilities plus the portion of deferred gains associated with actuarial liabilities is $67,350 ($68,594 in 2003). The fair value of these assets is $69,295 ($70,252 in 2003).

(b) Nature of Actuarial Liabilities

Actuarial liabilities represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge the Company's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method.

(c) Changes in Actuarial Liabilities

The change in actuarial liabilities is as follows:

	2004	2003
Balance, beginning of year	$ 66,999	$ 44,508
CLFC acquisition	–	30,114
Normal change – new business	2,433	1,343
– in force	(2,112)	151
Valuation assumption changes	(54)	(130)
Foreign exchange rate changes	(1,902)	(4,480)
Bulk reinsurance	(329)	(4,507)
Business movement to/from affiliates	787	–
Balance, end of year	$ 65,822	$ 66,999

2004 – non-participating liabilities for Canadian individual life insurance were reduced in recognition of improved mortality and improvements in asset-liability matching; non-participating liabilities were updated for annuitant longevity assumptions resulting in an increase in the UK and a decrease in Canada; and non-participating liabilities were reduced by improved experience on group health claims in the UK.

2003 – non-participating liabilities in Canada reflect the release of excess interest rate provisions, as well as lower expense rates and improved morbidity (offset by an increase of $66 in other policy liabilities). Valuation assumptions for Canadian participating business were updated for improved mortality and lower expense rates.

(d) Actuarial Assumptions

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality – A life insurance mortality study is carried out annually, for each major block of insurance business. The results of each study are used to update the Company's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margins) do not allow for future improvements.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

Morbidity – The Company uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

Property and Casualty Reinsurance – Actuarial liabilities for property and casualty reinsurance written by London Reinsurance Group (LRG), a subsidiary of London Life are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques including discounting. The reserves are based on cession statements provided by ceding companies. Sometimes LRG management reduces cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyzes the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in-depth analysis is undertaken of the cedant experience.

Investment returns – The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method to determine actuarial liabilities.

8. Actuarial Liabilities (cont'd)

Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

Expenses – Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption is incorporated in the estimate of future expenses.

Policy termination – Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited.

Policyholder dividends – Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies.

(e) Risk Management

(i) Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

(ii) Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on assets. The net effective yield rate reduction averaged .15% (.17% in 2003).

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	2004	2003
Participating	$ 492	$ 422
Non-participating	467	482
	$ 959	$ 904

(iii) Reinsurance risk

Maximum benefit amount limits per insured life (which vary by line of business) are established for life and health insurance and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts, which include the reinsurance transaction described in Note 19:

	2004	2003
Participating	$ 142	$ 173
Non-participating	6,896	7,156
	$ 7,038	$ 7,329

Certain of the reinsurance contracts are on a funds withheld basis where the Company retains the assets supporting the reinsured actuarial liabilities, thus minimizing the exposure to significant losses from reinsurer insolvency on those contracts.

(iv) Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Company to the risk of foreign exchange losses not offset by liability decreases. Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Company to modify an asset position to more closely match actual or committed liability currency.

(v) Liquidity risk

Liquidity risk is the risk that the Company will have difficulty raising funds to meet commitments. The liquidity needs of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 65% of policy liabilities in are non-cashable prior to maturity or subject to market value adjustments.

(f) Sensitivity of Actuarial Assumptions

The actuarial assumption most susceptible to change in the short run is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will also impact the projected cash flows. When the change to the projected cash flows is included in the calculation, the effect of an immediate 1% increase in interest rates would be to decrease the present value of these projected cash flows by $19 and the effect of an immediate 1% decrease in interest rates would be to decrease the present value of these projected cash flows by $221. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

9. Debentures and Other Borrowings

(a) Debentures and other borrowings consist of the following:

	2004		2003	
	Carrying value	Fair value	Carrying value	Fair value
Short Term				
Commercial paper and other short term borrowings with interest rates from 2.2% to 2.5% (1.1% to 1.2% in 2003)	$ 114	$ 114	$ 124	$ 124
Revolving credit in respect of reinsurance business with interest rates from 2.2% to 3.2% maturing within one year (1.3% to 2.9% in 2003)	20	20	29	29
Total Short Term	134	134	153	153
Long Term				
Operating				
Notes payable with interest of 8.0%	10	10	12	12
Capital				
Lifeco				
Five year term facility at rates of: $118 (2003 – $471) at Canadian 90-day Bankers' Acceptance; $31 (2003 – $125) at 90-day LIBOR rate	149	149	596	596
6.75% Debentures due August 10, 2015, unsecured	200	225	200	223
6.14% Debentures due March 21, 2018, unsecured	200	217	200	212
6.74% Debentures due November 24, 2031, unsecured	200	222	200	217
6.67% Debentures due March 21, 2033, unsecured	400	443	400	431
	1,149	1,256	1,596	1,679
Canada Life				
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	250	270	250	278
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	214	200	213
6.40% Debentures due December 11, 2028, unsecured	100	106	100	104
Acquisition related fair market value adjustment	35	–	39	–
	585	590	589	595
Great-West Life & Annuity Insurance Capital, LP				
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	210	214	–	–
GWL&A Financial Inc.				
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S. $175)	–	–	226	229
	1,944	2,060	2,411	2,503
Total Long Term	1,954	2,070	2,423	2,515
Total Debentures and Other Borrowings	$ 2,088	$ 2,204	$ 2,576	$ 2,668
Interest expense on long-term borrowings included in net investment income	$ 130		$ 107	

(b) Principal Repayments of Long Term Debentures and Other Borrowings

	Operating	Capital	Total
2005	$ 1	$ –	$ 1
2006	1	–	1
2007	1	–	1
2008	1	149	150
2009	1	–	1
2010 and thereafter	5	1,760	1,765
	$ 10	$ 1,909	$ 1,919

10. Other Liabilities

Other liabilities consist of the following:

	2004	2003
Current income taxes	$ 363	$ 619
Accounts payable	589	906
Liability for restructuring costs (note 3)	80	318
Post retirement benefits provision (note 14)	455	416
Bank overdraft	363	390
Future income taxes (note 17)	262	–
Other	2,510	2,325
	$ 4,622	$ 4,974

11. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West, London Life, Canada Life and GWL&A at December 31, 2004 and December 31, 2003.

(a) The non-controlling interests of GWL&A, Great-West, London Life, Canada Life and their subsidiaries are reflected in the Summary of Consolidated Operations as follows:

	2004	2003
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	$ 107	$ 105
London Life	623	613
Canada Life	185	45
GWL&A	164	186
Policyholder dividends		
Great-West	(91)	(89)
London Life	(523)	(531)
Canada Life	(194)	(46)
GWL&A	(154)	(178)
Net income	117	105
Preferred shareholder dividends of subsidiaries	19	14
Non-controlling interests in capital stock and surplus	–	1
Total non-controlling interests	$ 136	$ 120
Distribution on Great-West Life Capital Trust Securities	$ 21	$ 21
Distribution on Canada Life Capital Trust Securities	28	13
Trust securities held by consolidated group as temporary investments	(18)	(6)
Total distribution on Capital Trust Securities	$ 31	$ 28

(b) The carrying value of non-controlling interests consists of the following:

	2004	2003
Participating surplus		
Great-West	$ 360	$ 345
London Life	1,081	985
Canada Life	17	50
GWL&A	196	202
	$ 1,654	$ 1,582
Preferred shareholders of subsidiaries		
Great-West Series L, 5.20% Non-Cumulative Preferred Shares	$ 52	$ 52
Great-West Series O, 5.55% Non-Cumulative Preferred Shares	157	157
CLFC Series B, 6.25% Non-Cumulative Preferred Shares	145	145
Acquisition related fair market value adjustment	14	16
	$ 368	$ 370
Capital trust units		
Trust units issued by Great-West Life Capital Trust	$ 350	$ 350
Trust units issued by Canada Life Capital Trust	450	450
Acquisition related fair market value adjustment	37	41
Trust securities held by consolidated group as temporary investments	(186)	(375)
	$ 651	$ 466

Participating Policyholder

On demutualization, $50 of seed capital was transferred from the shareholder account to the participating policyholder account of Canada Life. In accordance with the Conversion Proposal of Canada Life and subject to approval by OSFI, the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholder account if the seed capital is no longer required to support the new participating policies.

During 2004, following OSFI approval, $21 of seed capital related to the Irish open block of the participating account, together with accrued interest of $5 (after tax), was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $21 and a decrease in non-controlling interests of $21.

Trust Units

Great-West Life Capital Trust Securities (GREATs) – Great-West Life Capital Trust (GWLCT), a trust controlled by Great-West, issued $350 of non-voting GREATs which constitutes Tier 1 capital for Canadian regulatory purposes. Each holder of the GREATs will be entitled to receive a semi-annual non-cumulative fixed cash distribution of $29.975 per GREATs, representing an annual yield of 5.995%, payable out of GWLCT's net distributable funds. Subject to regulatory approval, GWLCT may redeem the GREATs, in whole or in part, at any time on or after December 31, 2007 and, under limited circumstances may redeem all, but not less than all of the GREATs prior to December 31, 2007.

Canada Life Capital Trust Securities (CLiCS) – Canada Life Capital Trust (CLCT), a trust controlled by Canada Life, issued $450 of non-voting CLiCS consisting of $300 of non-voting CLiCS – Series A and $150 of non-voting CLiCS – Series B, which constitutes Tier 1 capital for Canadian regulatory purposes. Each holder of the CLiCS – Series A and CLiCS – Series B will be entitled to receive a semi-annual non-cumulative fixed cash distribution of $33.395 and $37.645 per CLiCS, respectively, representing an annual yield of 6.679% and 7.529%, payable out of CLCT's net distributable funds. Subject to regulatory approval, CLCT may redeem the CLiCS, in whole or in part, at any time on or after June 30, 2007 and, under limited circumstances may redeem all, but not less than all of the CLiCS prior to June 30, 2007.

Companies within the consolidated group have purchased positions in both GREATs and CLiCS as temporary investments, which are shown as a reduction to non-controlling interests of $186 at December 31, 2004 ($375 at December 31, 2003).

12. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,
Unlimited Common Shares

	2004		2003	
	Number	Stated value	Number	Stated value
Issued and outstanding				
Preferred Shares:				
Series D, 4.70% Non-Cumulative First Preferred Shares	8,000,000	$ 200	8,000,000	$ 200
Series E, 4.80% Non-Cumulative First Preferred Shares	23,868,115	597	23,868,131	597
Series F, 5.90% Non-Cumulative First Preferred Shares	7,957,001	199	7,957,006	199
Series G, 5.20% Non-Cumulative First Preferred Shares	12,000,000	300	–	–
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	–	–	5,192,242	130
Balance, end of year	51,825,116	$ 1,296	45,017,379	$ 1,126
Common Shares:				
Balance, beginning of year	893,123,924	4,657	732,753,424	1,552
Purchased and cancelled under Normal Course Issuer Bid	(5,217,700)	(26)	(7,707,200)	(32)
Issued under Stock Option Plan	2,686,124	20	1,681,874	13
Private placement	–	–	47,928,426	900
Issued on acquisition of CLFC	–	–	111,917,010	2,102
Issued and exchanged for vested CLFC options	–	–	6,550,390	122
Balance, end of year	890,592,348	$ 4,651	893,123,924	$ 4,657
Total Capital Stock		$ 5,947		$ 5,783

12. Capital Stock (cont'd)

Preferred Shares:

The Series D, 4.70% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after March 31, 2009 for $25 per share plus a premium if the shares are redeemed before March 31, 2011 or are convertible to a variable amount of common shares of the Company at the option of the Company on or after March 31, 2009, and are convertible to a variable amount of common shares of the Company at the option of the holder on or after March 31, 2014.

On acquisition of CLFC, the Company issued 23,868,131 Series E, 4.80% Non-Cumulative First Preferred Shares for a value of $597 or $25 per share. The shares are redeemable at the option of the Company on or after September 30, 2009 for $25 per share plus a premium if the shares are redeemed before September 30, 2012 or are convertible to a variable amount of common shares of the Company at the option of the Company on or after September 30, 2009, and are convertible to a variable amount of common shares of the Company at the option of the holder on or after September 30, 2013.

On acquisition of CLFC the Company issued 7,957,006 Series F, 5.90% Non-Cumulative First Preferred Shares for a value of $199 or $25 per share. The shares are redeemable at the option of the Company on or after September 30, 2008 for $25 per share plus a premium if the shares are redeemed before September 30, 2012.

During 2004, the Company issued 12,000,000 Series G, 5.20% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after December 31, 2009 for $25 per share plus a premium if the shares are redeemed before December 31, 2013.

During 2004, the Company redeemed the Series 1, 5.00% Non-Cumulative Class A Preferred Shares at a price of $25 per share.

During 2003, the Company redeemed the Series C, 7.75% Non-Cumulative First Preferred at a price of $25.50 per share.

Common Shares:

On September 24, 2004, the shareholders of the Company approved a subdivision of the Company's common shares on a two-for-one basis. The subdivision, which was effective October 6, 2004, increased the number of common shares outstanding on October 6, 2004 from 445,401,757 to 890,803,514. Common share amounts and per common share computations have been retroactively adjusted to reflect the subdivision.

On July 10, 2003, to support the financing of the acquisition of CLFC, 42,603,046 common shares were issued from treasury via private placement to Power Financial Corporation for a value of $800 or $18.778 per share and 5,325,380 common shares were issued from treasury via private placement to Investors Group Inc. for $100 or $18.778 per common share.

On acquisition of CLFC 111,917,010 common shares were issued to CLFC common shareholders for a value of $2,102 or $18.778 per share.

During 2003, Lifeco issued 6,550,390 common shares under stock options granted to vested CLFC option holders (see note 13) for a value of $123 or $18.778 per share.

During 2004, 5,217,700 (7,707,200 in 2003) common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bids for a total expenditure of $129 ($155 in 2003) or $24.82 ($20.06 in 2003) per share and the price in excess of stated value was charged to surplus.

13. Stock-Based Compensation

The Company has a stock option plan (the Plan) pursuant to which options to subscribe for common shares of Lifeco may be granted to certain officers and employees of Lifeco and its affiliates. The Company's Compensation Committee (the Committee) administers the Plan and, subject to the specific provisions of the Plan, fixes the terms and conditions upon which options are granted. The exercise price of each option granted under the Plan is fixed by the Committee, but cannot under any circumstances be less than the weighted-average trading price per Lifeco common share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. Termination of employment may, in certain circumstances, result in forfeiture of the options, unless otherwise determined by the Committee.

To date, four categories of options have been granted under the Plan. The exercise of the options in three of these four categories is subject to the attainment of certain financial targets by certain of the Company's subsidiaries. In two of these categories the financial targets have been attained. All of the options have a maximum exercise period of ten years. The maximum number of Lifeco common shares that may be issued under the Plan is currently 37,000,000.

The following table summarizes the status of, and changes in, options outstanding and the weighted-average exercise price:

	2004		2003	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price
Outstanding, beginning of year [1]	20,152,000	$ 12.81	20,061,474	$ 10.89
Granted	831,000	24.93	3,842,000	19.38
Granted – Acquisition of CLFC	–	–	6,556,310	18.78
Exercised	(2,686,124)	7.59	(1,681,874)	7.84
Exercised – Acquisition of CLFC	–	–	(6,550,390)	18.78
Forfeited	(350,900)	19.70	(2,075,520)	10.39
Outstanding, end of year	17,945,976	$ 13.45	20,152,000	$ 12.81
Options exercisable at year-end	11,895,809	$ 12.00	11,805,630	$ 10.16

(1) Amounts have been adjusted to reflect the two-for-one subdivision of the Company's common shares in 2004 (see note 12).

The weighted average fair value of options granted during 2004 was $6.17 per option ($4.99 per option granted during 2003). The fair value of each option was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for those options granted in 2004 and 2003 respectively: dividend yield 2.582% (2.810%), expected volatility 24.639% (26.21%), risk-free interest rate 4.328% (4.480%), and expected life of 7 years (7 years).

The following table summarizes information on the ranges of exercise prices including weighted-average remaining contractual life at December 31, 2004:

	Outstanding			Exercisable		
Exercise price ranges	Options	Weighted-average remaining contractual life	Weighted-average exercise price	Options	Weighted average exercise price	Expiry
$4.24	925,640	1.56	$ 4.24	925,640	$ 4.24	2006
$8.12 – $8.38	1,642,632	2.67	8.24	1,642,632	8.24	2007
$10.12 – $11.14	1,860,100	3.28	11.05	1,860,100	11.05	2008
$11.06 – $13.63	773,600	4.36	12.01	773,600	12.01	2009
$10.11 – $16.48	6,083,404	5.47	12.26	4,394,904	12.25	2010
$17.14 – $17.70	2,044,500	6.82	17.23	1,262,300	17.23	2011
$17.20 – $18.69	317,800	7.56	17.42	139,600	17.42	2012
$18.84 – $20.83	3,497,300	8.45	19.40	897,033	19.40	2013
$24.17 – $25.12	801,000	9.39	24.92	–	–	2014

On July 10, 2003, 2,766,834 vested stock options of CLFC, outstanding at acquisition, were exchanged for an equivalent value of Lifeco stock options to purchase an aggregate of 6,556,310 Lifeco common shares at exercise prices based on a value of $18.778 for each Lifeco common share and $44.50 for each CLFC common share. These options were essentially all exercised between July 10 and August 25, 2003. The value ascribed to the options, which was included in the purchase price of CLFC (as described in note 2), represents the difference in exercise price between the Lifeco options issued, which immediately vested and had an expiry date of August 25, 2003, and the vested CLFC options at the date of the exchange.

In accordance with the fair value based method of accounting, compensation expense has been recognized on the options granted under the Company's stock option plan since January 1, 2002 based on the fair value of the options granted, and amortized over the vesting period. Compensation expense of $8, after tax, has been recognized for the year ended December 31, 2004. For 2003 the intrinsic value based method of accounting was applied, and as a result, no compensation expense was recorded for options granted under the Company's plan. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for the options granted under the Company's plan since January 1, 2002. The Company's net income for 2003 on this basis would have been reduced by less than $5 and earnings per common share would have been reduced by less than $0.005.

14. Pension Plans and Other Post-Retirement Benefits

(a) Costs Recognized

	All pension plans		Other post-retirement benefits	
	2004	2003	2004	2003
Amounts arising from events in the period				
Defined benefit service cost	$ 85	$ 63	$ 17	$ 11
Defined contribution service cost	11	11	–	–
Employee contributions	(11)	(8)	–	–
Employer service cost	85	66	17	11
Past service cost	17	–	–	–
Interest cost on the accrued pension obligation	153	121	28	24
Actual return on plan assets	(174)	(261)	–	–
Actuarial (gain) loss on accrued benefit obligation	112	69	(45)	117
Curtailment gain	(11)	–	(4)	–
Cost incurred	182	(5)	(4)	152
Adjustments to reflect costs recognized				
Difference between actual and expected return on plan assets	(7)	127	–	–
Difference between actuarial gains (losses) arising during the period and actuarial gains (losses) amortized	(101)	(70)	48	(117)
Amortization of transitional obligations	1	1	–	–
Difference between past service costs arising in period and past service costs amortized	(16)	–	(2)	–
Decrease in valuation allowance	(9)	–	–	–
Net benefit cost recognized for the period	$ 50	$ 53	$ 42	$ 35

(b) Status

	Defined benefit pension plans		Other post-retirement benefits	
	2004	2003	2004	2003
Fair value of plan assets	$ 2,689	$ 2,628	$ –	$ –
Accrued benefit obligation	(2,712)	(2,516)	(479)	(530)
Funded status	(23)	112	(479)	(530)
Employer contributions after measurement date	1	–	1	–
Unamortized past service costs	25	–	(22)	–
Unamortized net losses	168	75	88	114
Unamortized transitional obligation	5	–	–	–
Valuation allowance	(68)	(7)	–	–
Accrued benefit asset (liability)	$ 108	$ 180	$ (412)	$ (416)
Recorded in:				
Other assets	$ 151	$ 180	$ –	$ –
Other liabilities	(43)	–	(412)	(416)
Accrued benefit asset (liability)	$ 108	$ 180	$ (412)	$ (416)

(c) Plans with Accrued Benefit Obligations in Excess of Plan Assets

	Defined benefit pension plans		Other post-retirement benefits	
	2004	2003	2004	2003
Plans with plan assets				
Fair value of plan assets	$ 1,361	$ 1,288		
Accrued benefit obligation	(1,559)	(1,419)		
Plan deficit	$ (198)	$ (131)		
Plans without plan assets				
Fair value of plan assets	$ –	$ –	$ –	$ –
Accrued benefit obligation	(157)	(121)	(479)	(530)
Plan deficit	$ (157)	$ (121)	$ (479)	$ (530)

The above plans' assets and accrued benefit obligations are disclosed separately as the accrued benefit obligations exceed the fair value of the plans' assets. These amounts have been included in previously aggregated results.

(d) Measurement and Valuation

Measurement date is November 30. In years prior to 2004, the measurement date was December 31. The dates of the actuarial valuations for funding purposes for the funded defined benefit pension plans (weighted by accrued benefit obligation) are:

Most recent valuation	% of plans
December 31, 2001	44%
December 31, 2002	17%
December 31, 2003	35%
April 1, 2004	4%

Next required valuation	% of plans
December 31, 2004	62%
December 31, 2005	18%
December 31, 2006	16%
April 1, 2007	4%

The fair value of assets is used to determine the expected return on assets.

(e) Cash Payments

	All pension plans		Other post-retirement benefits	
	2004	2003	2004	2003
Contributions – Funded defined benefit plans	$ 16	$ 21	$ –	$ –
– Funded defined contribution plans	11	11	–	–
Benefits paid for unfunded plans	4	4	16	13
Total cash payment	$ 31	$ 36	$ 16	$ 13

(f) Reconciliations

	Defined benefit pension plans		Other post-retirement benefits	
	2004	2003	2004	2003
(i) Accrued benefit obligation, beginning of year	$ 2,516	$ 1,370	$ 530	$ 270
Adjustment to opening balance	(5)	–	(6)	–
Reclassified to Other Liabilities	–	–	(20)	–
Employer current service cost	74	55	17	11
Employee contributions	11	8	–	–
Interest on accrued pension obligation	153	121	28	24
Actuarial (gains) losses	112	69	(45)	117
Benefits paid	(114)	(94)	(15)	(13)
Past service cost	17	–	–	–
Acquisition	–	1,043	–	132
Curtailment gain	(11)	–	(4)	–
Foreign exchange rate changes	(41)	(56)	(6)	(11)
Accrued benefit obligation, end of year	$ 2,712	$ 2,516	$ 479	$ 530
(ii) Fair value of assets, beginning of year	$ 2,628	$ 1,302	$ –	$ –
Employee contributions	11	8	–	–
Employer contributions	20	21	15	13
Return on plan assets	174	261	–	–
Benefits paid	(114)	(91)	(15)	(13)
Acquisition	–	1,171	–	–
Foreign exchange rate changes	(30)	(44)	–	–
Fair value of assets, end of year	$ 2,689	$ 2,628	$ –	$ –

14. Pension Plans and Other Post Retirement Benefits (cont'd)

(g) Asset Allocation by Major Category Weighted by Plan Assets

	Defined benefit pension plans	
	2004	2003
Equity securities	51%	50%
Debt securities	39%	39%
All other assets	10%	11%
	100%	100%

No plan assets are directly invested in the Company's or related parties' securities. Nominal amounts may be invested in the Company's or related parties' securities through investment in pooled funds.

(h) Significant Assumptions

	Defined benefit pension plans		Other post-retirement benefits	
	2004	2003	2004	2003
Weighted average assumptions used to determine benefit cost				
Discount rate	6.15%	6.75%	6.25%	6.75%
Expected long-term rate of return on plan assets	6.99%	7.75%	–	–
Rate of compensation increase	4.73%	5.25%	4.98%	5.25%
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	5.94%	6.15%	6.22%	6.25%
Rate of compensation increase	4.89%	4.71%	5.01%	4.93%

Weighted average health care trend rates

In determining the expected cost of health care benefits, health care costs were assumed to increase by 7.51% in 2004 and gradually decrease to a level of 4.80% by 2009. For 2004, the impact of a 1% increase or decrease to assumed health care rates on the accrued post-retirement benefit obligation is a $69 increase and a $53 decrease, respectively, and on the post-retirement benefit expense is a $8 increase and a $6 decrease, respectively.

15. Earnings per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	2004	2003
(a) Earnings		
Net income – common shareholders	$ 1,600	$ 1,195
(b) Number of common shares [1]		
Average number of common shares outstanding	891,966,102	810,094,788
Add:		
– Potential exercise of outstanding stock options	8,174,647	7,851,622
Average number of common shares outstanding – diluted basis	900,140,749	817,946,410
Earnings per common share ((a) divided by (b))		
Basic	$ 1.794	$ 1.475
Diluted	$ 1.778	$ 1.461

(1) Earnings per Common Share computations have been adjusted to reflect two-for-one subdivision of the Company's common shares in 2004 (see note 12).

16. Related Party Transactions

In the normal course of business, Great-West provided insurance benefits to other companies within the Power Financial Corporation group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West provided to and received from IGM Financial Inc. and its subsidiaries (IGM), a member of the Power Financial Corporation group of companies, certain administrative services. Great-West also provided life insurance, annuity and disability insurance products under a distribution agreement with IGM. London Life provided distribution services to IGM. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

During 2004, Great-West and London Life and segregated funds maintained by London Life purchased residential mortgages of $77 from IGM ($161 in 2003). Great-West and London Life sold residential mortgages of $17 ($37 in 2003) to segregated funds maintained by Great-West and $110 ($115 in 2003) to segregated funds maintained by London Life. All transactions were at market terms and conditions.

17. Income Taxes

(a) Future income taxes consist of the following taxable temporary differences on:

	2004	2003
Policy liabilities	$ 477	$ 528
Portfolio investments	(315)	(79)
Other	(29)	33
Future income taxes receivable	$ 133	$ 482
Recorded in:		
Other assets	$ 395	$ 482
Other liabilities	(262)	–
	$ 133	$ 482

(b) The Company's effective income tax rate is derived as follows:

	2004	2003
Combined basic Canadian federal and provincial tax rate	35.5%	36.6%
Increase (decrease) in the income tax rate resulting from:		
Non-taxable investment income	(6.5)	(5.7)
Lower effective tax rates on income not subject to tax in Canada	(4.2)	(2.5)
Investment income tax	–	1.4
Large corporations tax	0.2	0.1
Impact of rate changes on future income taxes	–	0.4
Miscellaneous	0.9	0.8
Effective income tax rate applicable to current year	25.9	31.1
Increase (decrease) in the income tax rate resulting from prior years' tax adjustments	(2.0)	(2.2)
Effective income tax rate	23.9%	28.9%

At December 31, 2004, CLFC had tax loss carryforwards, primarily in Canada, totalling $1,071 ($749 in 2003). The future tax benefit of these tax loss carryforwards has been recognized, to the extent that they are more likely than not to be realized, in the amount of $380 ($244 in 2003) in future tax assets. The Company will realize this benefit in future years through a reduction in current income taxes payable.

2004 results include a $45 ($56 in 2003) net reduction in the Canadian provisions for income taxes due to favourable tax experience arising from the completion of tax audits. The impact of this reduction in provisions was an increase in after tax income of $45 in 2004 ($56 in 2003).

18. Off Balance Sheet Financial Instruments

In the normal course of managing exposure to fluctuations in interest and foreign exchange rates, and to market risks, the Company is an end user of various derivative financial instruments that are not reported on the balance sheet. Contracts are either exchange traded or over-the-counter traded with counterparties that are highly rated financial institutions.

(a) The following table summarizes the Company's derivative portfolio and related credit exposure:

2004	Notional amount	Maximum credit risk	Future credit exposure	Credit risk equivalent	Risk weighted equivalent
Interest Rate Contracts					
Futures – long	$ 152	$ –	$ –	$ –	$ –
Futures – short	238	–	–	–	–
Swaps	1,584	39	9	48	9
Options written	26	–	–	–	–
Options purchased	1,015	60	10	70	14
	3,015	99	19	118	23
Foreign Exchange Contracts					
Forward contracts	1,052	–	10	10	2
Cross-currency swaps	2,781	329	171	500	122
	3,833	329	181	510	124
Other Derivative Contracts					
Equity contracts	453	18	24	42	8
Credit default swaps	112	1	2	3	1
	565	19	26	45	9
	$ 7,413	$ 447	$ 226	$ 673	$ 156

18. Off Balance Sheet Financial Instruments (cont'd)

2003	Notional amount	Maximum credit risk	Future credit exposure	Credit risk equivalent*	Risk weighted equivalent
Interest Rate Contracts					
Futures – long	$ 468	$ –	$ –	$ –	$ –
Futures – short	334	–	–	–	–
Swaps	1,830	30	10	40	11
Options written	120	–	–	–	–
Options purchased	1,533	56	12	68	14
	4,285	86	22	108	25
Foreign Exchange Contracts					
Forward contracts	2,568	140	36	176	35
Cross-currency swaps	1,834	146	112	258	65
	4,402	286	148	434	100
Other Derivative Contracts					
Equity contracts	433	67	23	86	19
Credit default swaps	26	–	2	2	1
	459	67	25	88	20
	$ 9,146	$ 439	$ 195	$ 630	$ 145

*Credit risk equivalent for equity contracts includes a reduction for collateral of $4.

(b) The following table provides the use, notional amount and estimated fair value of the Company's derivative portfolio:

	Contracts held for asset/liability management				Contracts held for other purposes			
	Notional amount			Total	Notional amount			Total
2004	1 year or less	1–5 years	Over 5 years	estimated fair value	1 year or less	1–5 years	Over 5 years	estimated fair value
Interest Rate Contracts								
Futures – long	$ 152	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Futures – short	238	–	–	–	–	–	–	–
Swaps	671	222	541	25	150	–	–	(1)
Options written	–	26	–	(86)	–	–	–	–
Options purchased	360	–	655	59	–	–	–	–
	1,421	248	1,196	(2)	150	–	–	(1)
Foreign Exchange Contracts								
Forward contracts	256	–	–	19	796	–	–	(34)
Cross-currency swaps	192	856	1,619	271	20	94	–	13
	448	856	1,619	290	816	94	–	(21)
Other Derivative Contracts								
Equity contracts	275	–	–	15	178	–	–	3
Credit default swaps	24	88	–	–	–	–	–	–
	299	88	–	15	178	–	–	3
	$ 2,168	$ 1,192	$ 2,815	$ 303	$ 1,144	$ 94	$ –	$ (19)

2003	Contracts held for asset/liability management – Notional amount – 1 year or less	1–5 years	Over 5 years	Total estimated fair value	Contracts held for other purposes – Notional amount – 1 year or less	1–5 years	Over 5 years	Total estimated fair value
Interest Rate Contracts								
Futures – long	$ 468	$ –	$ –	$ 1	$ –	$ –	$ –	$ –
Futures – short	334	–	–	(2)	–	–	–	–
Swaps	374	544	312	14	200	400	–	(3)
Options written	56	64	–	(5)	–	–	–	–
Options purchased	409	406	718	–	–	–	–	–
	1,641	1,014	1,030	8	200	400	–	(3)
Foreign Exchange Contracts								
Forward contracts	74	–	–	(2)	2,244	250	–	102
Cross-currency swaps	87	669	944	94	20	87	27	13
	161	669	944	92	2,264	337	27	115
Other Derivative Contracts								
Equity contracts	278	2	–	61	153	–	–	6
Credit default swaps	–	26	–	1	–	–	–	–
	278	28	–	62	153	–	–	6
	$ 2,080	$ 1,711	$ 1,974	$ 162	$ 2,617	$ 737	$ 27	$ 118

(c) ***Interest Rate Contracts***

Interest rate swaps are used to hedge interest rate risk related to asset and liability management. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which payments are based. Interest income is adjusted to reflect the interest receivable and interest payable under the interest rate swaps.

Written call options are used with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate securities as part of the Company's overall asset/liability matching program. The written call option hedges the Company's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the options. Gains and losses realized upon exercise of the options are amortized into income over the remaining term of the underlying security.

Put options are purchased to protect against significant drops in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the options are recognized in net investment income.

Interest rate swaptions are used to hedge interest rate risk related to asset and liability management. Premiums paid are amortized over the term of the swaption. Realized gains and losses are amortized over the remaining term of the contract.

Foreign Exchange Contracts

Cross-currency swaps are used to hedge foreign currency risk related to asset and liability management. Under these swaps principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Company also enters into certain foreign exchange forward contracts to hedge certain product liabilities and to hedge a portion of the translation of its foreign revenues as well as a portion of both operating results and net investment in its foreign operations. The realized and unrealized gains and losses on contracts for product liabilities are included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. The realized gains and losses on contracts related to revenues are recognized in net investment income and in 2004, gains net of tax were $111 ($73 net of tax in 2003). The gains and losses on contracts related to net investment in foreign operations are included in the currency translation account which is part of capital stock and surplus. Hedge effectiveness is reviewed quarterly through critical terms matching and correlation testing.

Other Derivative Contracts

Equity index swaps and futures are used to hedge certain product liabilities and are marked to market with realized and unrealized gains and losses included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments and are marked to market with realized and unrealized gains and losses included in net investment income.

The Company uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio. Unrealized gains and losses are deferred on the balance sheet and are recognized in net investment income in the period in which the underlying investment is recognized.

19. Reinsurance Transactions

During the first quarter of 2004, the Company's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $416 associated with the transactions have been recorded in the Summary of Consolidated Operations as a reduction in premium income with a corresponding reduction to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of cash and other assets of $416, a reduction of policyholder liabilities of $384, and a reduction of other liabilities of $32.

During the third quarter of 2003, Great-West, London Life, and GWL&A reinsured certain blocks of individual non-participating life insurance on a yearly renewable term reinsurance basis and group life, long term disability and group annuity business, on a coinsurance/funds withheld basis. The ceded premiums of $5,372 associated with the transaction have been recorded on the Summary of Consolidated Operations as a reduction to premium income with a corresponding reduction to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheet, this transaction resulted in a reduction in policyholder liabilities of $4,655 and an increase in funds held under reinsurance contracts of the same amount.

20. Contingent Liabilities

The Company and its subsidiaries are subject to legal actions, including proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Company.

In addition, there are two proposed class proceedings in Ontario regarding the participation of the London Life participating policyholder account in the financing of the acquisition of London Insurance Group in 1997 by Great-West. These proceedings are in their early stages, and it is difficult to predict the outcome with certainty. However, based on information presently known, these proceedings are not expected to have a material adverse effect on the consolidated financial position of the Company.

21. The Event of September 11, 2001

As part of its reinsurance business, Canada Life has special risk reinsurance contracts with other insurers and reinsurers on which it has incurred losses as a result of the event of September 11, 2001. In 2001, Canada Life set up a total provision of $131 pre-tax ($85 after-tax) relating to these claims. Canada Life's remaining net provision is $79 pre-tax as at December 31, 2004 ($83 pre-tax as at December 31, 2003). The provision is recorded net of estimated reinsurance recoveries and catastrophe coverage.

Canada Life has entered into, and may in the future enter into, negotiations, arbitration proceedings or litigation with certain of its retrocessionaires in order to collect all amounts owed by such parties. Based on information and developments to date, Canada Life believes that it will succeed in enforcing its rights in respect of each of its reinsurance agreements.

LRG results in 2001 included a charge of $82 after-tax ($73 in the shareholder account and $9 in the participating policyholder account) relating to estimated claims provisions from the event of September 11, 2001. The payment of claims to the end of 2004 has not resulted in a change to those estimates, and no further charges have been recorded.

22. Commitments

(a) Syndicated Letters of Credit

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on LRG's behalf from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing U.S. $970 in letters of credit capacity. The facility has two tranches. One tranche, arranged in 2004 in the amount of U.S. $600, is for a one year term to November 29, 2005. The second tranche arranged in 2002 in the amount of U.S. $370, has a three year term expiring November 15, 2005. Under the terms and conditions of the facility, collateralization may be required dependant on the future credit ratings of specific LRG subsidiaries and London Life or if a default under the letters of credit agreement occurs. LRG has issued U.S. $748 in letters of credit under the facility as at December 31, 2004. LRG had issued U.S. $925 under a previous letter of credit facility at December 31, 2003. In addition, LRG has other bilateral letter of credit facilities totalling U.S. $36 (2003 – U.S. $40). Bonds and debentures in the amount of Cdn $2 (2003 – Cdn $4) have been pledged to support these letters of credit.

(b) Disclosure of Guarantees

The Company has adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, effective January 1, 2003, which identifies disclosure requirements for certain guarantees or groups of similar guarantees, even when the likelihood of the guarantor having to make any payments is slight.

The syndicated letters of credit described above meet the definition of guarantees.

(c) Crown Life Acquisition Agreements

As part of the 1999 acquisition by CLFC of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

23. Segmented Information

In 2004 the Company changed its major reportable segments by separating the former Canada/Europe segment into two segments, Canada and Europe. The segments reflect the management structure and organization of the Company. Comparative information has been separated on this basis.

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life offer a broad range of financial and benefit plan solutions for individuals, families, businesses and organizations through a network of Freedom 55 Financial and Great-West financial security advisors, through a multi-channel network of brokers, advisors and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct businesses: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany and Reinsurance, which operates primarily in the United States and Europe. Great-West provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, as well as through LRG.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

The Lifeco Corporate segment represents the Lifeco holding company activities and transactions that are not directly attributable to measurement of the business segments of the Company.

23. Segmented Information (cont'd)

(a) Consolidated Operations

For the year ended December 31, 2004	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 6,413	$ 6,122	$ 1,667	$ –	$ 14,202
Net investment income	2,552	1,022	1,692	–	5,266
Fee and other income	682	400	1,191	–	2,273
Total income	9,647	7,544	4,550	–	21,741
Benefits and Expenses:					
Paid or credited to policyholders	6,656	6,524	2,310	–	15,490
Other	1,917	593	1,276	10	3,796
Restructuring costs	–	–	–	44	44
Amortization of finite life intangible assets	13	5	–	–	18
Distribution on Capital Trust Securities	31	–	–	–	31
Net operating income before income taxes	1,030	422	964	(54)	2,362
Income taxes	202	63	317	(16)	566
Net income before non-controlling interests	828	359	647	(38)	1,796
Non-controlling interests	122	3	11	–	136
Net income – shareholders	706	356	636	(38)	1,660
Preferred shareholder dividends	60	–	–	–	60
Net income – common shareholders	$ 646	$ 356	$ 636	$ (38)	$ 1,600

For the year ended December 31, 2003	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 5,079	$ 4,676	$ 2,686	$ –	$ 12,441
Bulk reinsurance – initial ceded premiums	(2,716)	–	(2,656)	–	(5,372)
	2,363	4,676	30	–	7,069
Net investment income	2,205	800	1,522	2	4,529
Fee and other income	529	125	1,177	–	1,831
Total income	5,097	5,601	2,729	2	13,429
Benefits and Expenses:					
Paid or credited to policyholders	2,723	5,143	480	–	8,346
Other	1,443	299	1,365	4	3,111
Restructuring costs	–	–	–	31	31
Amortization of finite life intangible assets	7	–	–	–	7
Distribution on Capital Trust Securities	28	–	–	–	28
Net operating income before income taxes	896	159	884	(33)	1,906
Income taxes	260	9	287	(6)	550
Net income before non-controlling interests	636	150	597	(27)	1,356
Non-controlling interests	114	2	4	–	120
Net income – shareholders	522	148	593	(27)	1,236
Preferred shareholder dividends	41	–	–	–	41
Net income – common shareholders	$ 481	$ 148	$ 593	$ (27)	$ 1,195

(b) Consolidated Total Assets

2004	Canada	Europe	United States	Total
Assets				
Invested assets	$ 40,902	$ 16,494	$ 26,140	$ 83,536
Goodwill and intangible assets	5,003	1,778	55	6,836
Other assets	1,359	2,842	1,278	5,479
Total assets	$ 47,264	$ 21,114	$ 27,473	$ 95,851

2003	Canada	Europe	United States	Total
Assets				
Invested assets	$ 39,353	$ 15,368	$ 28,395	$ 83,116
Goodwill and intangible assets	6,294	210	159	6,663
Other assets	1,284	4,696	1,692	7,672
Total assets	$ 46,931	$ 20,274	$ 30,246	$ 97,451

AUDITORS' REPORT

To the Shareholders of Great-West Lifeco Inc.

We have audited the consolidated balance sheets of Great-West Lifeco Inc. as at December 31, 2004 and 2003 and the summaries of consolidated operations, the consolidated statements of surplus and the consolidated statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Winnipeg, Manitoba
February 17, 2005

FIVE YEAR SUMMARY

(in millions of dollars except per common share amounts)

	2004	2003	2002	2001	2000
At December 31					
Life insurance in force (face amount)	$ 1,492,844	$ 1,264,587	$ 479,124	$ 487,216	$ 501,838
Annuities in force (funds held)	93,572	76,810	45,511	49,306	48,690
Health insurance in force (annualized premiums)	12,139	11,731	13,762	14,045	13,903
Total assets under administration	164,884	159,150	96,119	98,026	92,913
For the Year Ended December 31					
Premiums:					
Life insurance, guaranteed annuities and insured health products	$ 14,202	$ 12,441	$ 11,187	$ 10,477	$ 9,976
Self-funded premium equivalents (ASO contracts)	7,981	8,218	9,564	10,099	8,797
Segregated funds deposits:					
Individual products	5,501	3,034	2,293	2,955	2,776
Group products	6,406	4,510	4,382	4,695	5,325
Total premiums and deposits	34,090	28,203	27,426	28,226	26,874
Bulk reinsurance – initial ceded premium	–	(5,372)	–	–	–
Net premiums and deposits	$ 34,090	$ 22,831	$ 27,426	$ 28,226	$ 26,874
Condensed Summary of Operations					
Income					
Premium income	$ 14,202	$ 12,441	$ 11,187	$ 10,477	$ 9,976
Bulk reinsurance – initial ceded premium	–	(5,372)	–	–	–
	14,202	7,069	11,187	10,477	9,976
Net investment income	5,266	4,529	3,638	3,713	3,649
Fee and other income	2,273	1,831	1,807	1,858	1,641
Total income	21,741	13,429	16,632	16,048	15,266
Benefits and Expenses					
Paid or credited to policyholders	15,490	8,346	12,593	12,030	11,374
Other	3,796	3,111	2,613	2,761	2,639
Restructuring costs	44	31	–	–	–
Amortization of intangible assets	18	7	–	–	–
Distribution on capital trust securities	31	28	1	–	–
Special charges	–	–	–	204	–
Net operating income before income taxes	2,362	1,906	1,425	1,053	1,253
Income taxes	566	550	430	397	451
Net income before non-controlling interests	1,796	1,356	995	656	802
Non-controlling interests	136	120	33	44	63
Net income before amortization of goodwill	1,660	1,236	962	612	739
Amortization of goodwill	–	–	–	66	65
Net income – shareholders	1,660	1,236	962	546	674
Preferred shareholder dividends	60	41	31	31	31
Net income – common shareholders	$ 1,600	$ 1,195	$ 931	$ 515	$ 643
Earnings per common share	$ 1.794	$ 1.475	$ 1.265	$ 0.695	$ 0.860
Return on common shareholders' equity	20.5%	20.4%	22.9%	13.7%	18.6%
Book value per common share	$ 9.13	$ 8.36	$ 5.84	$ 5.24	$ 4.91
Dividends to common shareholders – per share	$ 0.685	$ 0.5625	$ 0.4725	$ 0.39	$ 0.325

(1) Per share computations have been adjusted to reflect the two-for-one subdivision of the Company's common shares effective October 6, 2004.

DIRECTORS AND OFFICERS

Board of Directors

As of December 31, 2004

Robert Gratton [2,3]

Chairman of the Board of the Corporation

President and Chief Executive Officer, Power Financial Corporation

Gail S. Asper [1]

Corporate Secretary, CanWest Global Communications Corporation

James W. Burns, O.C. [3]

Director Emeritus, Power Corporation of Canada

Orest T. Dackow [3]

Corporate Director

André Desmarais, O.C. [2,3]

President and Co-Chief Executive Officer, Power Corporation of Canada

Deputy Chairman, Power Financial Corporation

Paul Desmarais, Jr. [2,3]

Chairman and Co-Chief Executive Officer, Power Corporation of Canada

Chairman, Power Financial Corporation

Daniel Johnson [2,3]

Of Counsel to McCarthy Tétrault LLP

Kevin P. Kavanagh, C.M. [3]

Corporate Director

Chancellor Emeritus, Brandon University

Peter Kruyt

Vice-President, Power Corporation of Canada

J. Blair MacAulay [3]

Of Counsel to Fraser Milner Casgrain LLP

The Right Honourable Donald F. Mazankowski, P.C., O.C. [3]

Senior Advisor to Gowling Lafleur Henderson LLP

William T. McCallum [3]

Co-President and Chief Executive Officer of the Corporation

President and Chief Executive Officer, Great-West Life & Annuity Insurance Company

Raymond L. McFeetors [3]

Co-President and Chief Executive Officer of the Corporation

President and Chief Executive Officer, The Great-West Life Assurance Company

President and Chief Executive Officer, London Life Insurance Company

President and Chief Executive Officer, Canada Life Financial Corporation

President and Chief Executive Officer, The Canada Life Assurance Company

Randall L. Moffat [1,2]

Corporate Director

Jerry E.A. Nickerson [1,3]

Chairman of the Board, H.B. Nickerson & Sons Limited

David A. Nield

Corporate Director

R. Jeffrey Orr

President and Chief Executive Officer, IGM Financial Inc.

Gordon F. Osbaldeston, P.C., C.C.

Corporate Director

Michel Plessis-Bélair, F.C.A. [3]

Vice-Chairman and Chief Financial Officer, Power Corporation of Canada

Executive Vice-President and Chief Financial Officer, Power Financial Corporation

Guy St-Germain, C.M. [1,3]

President, Placements Laugerma Inc.

Gérard Veilleux, O.C.

Vice-President, Power Corporation of Canada

Director Emeritus
The Honourable Paul Desmarais, P.C., C.C.

1 member of the Audit Committee
2 member of the Compensation Committee
3 member of the Executive Committee

Executive Officers

Raymond L. McFeetors

Co-President and Chief Executive Officer

William T. McCallum

Co-President and Chief Executive Officer

Mitchell T.G. Graye

Vice-President, Finance, United States

D. Craig Lennox

Vice-President, Counsel and Secretary, United States

William W. Lovatt

Vice-President, Finance, Canada

Sheila A. Wagar

Vice-President, Counsel and Secretary, Canada

SHAREHOLDER INFORMATION

Registered Office

100 Osborne Street North, Winnipeg, Manitoba R3C 3A5

Stock Exchange Listings

Symbol: GWO

The Common Shares (**GWO**), First Preferred Shares Series D (**GWO.PR.E**), Series E (**GWO.PR.X**), Series F (**GWO.PR.F**) and Series G (**GWO.PR.G**) are listed on the Toronto Stock Exchange.

Transfer Agent and Registrar

The transfer agent and registrar of Great-West Lifeco Inc. is **Computershare Trust Company of Canada.**

In Canada, the Common Shares and Non-Cumulative First Preferred Shares, Series D, E and F are transferable at the following locations:

Canadian Offices
Computershare Trust Company of Canada
11th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1
6th Floor, 530 8th Avenue S.W., Calgary, Alberta T2P 3S8
1500 University Street, Suite 700, Montreal, Quebec H3A 3S8
2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9
1190-201 Portage Avenue, Winnipeg, Manitoba R3B 3K6
Phone: 1-888-284-9137 (toll free in North America), 514-982-8885 (direct dial)

The Non-Cumulative First Preferred Shares, Series G are only transferable at the Toronto Office of Computershare Trust Company of Canada.

Internationally, the Common Shares and Non-Cumulative First Preferred Shares, Series E and F are also transferable at the following locations:

United States Office
Computershare Investor Services, LLC, P.O. Box A3504, Chicago, Illinois 60690 3504,
Phone: 1-888-284-9137 (toll free in North America)

United Kingdom Office
Computershare Investor Services PLC,
P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, United Kingdom,
Phone: 0870-702-0164

Ireland Office
Computershare Investor Services (Ireland) Limited,
P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland
Phone: 353-1-216-3100

Shareholders wishing to contact the transfer agent by e-mail can do so by e-mailing: GWO@computershare.com

Dividends

Common Shares and First Preferred Shares Series D, E,F and G – Dividend record dates are usually between the 1st and 4th of March, June, September and December. Dividends are usually paid the last day of each quarter.

Investor Information

For financial information about Great-West Lifeco Inc., please contact:

Canadian and European Operations: Vice-President, Finance 204-946-7341
United States Operations: Vice-President, Finance 303-737-6770

For copies of the Annual or Quarterly Reports, please contact the Secretary's Office at 204-946-8366 or visit our website: **www.greatwestlifeco.com**

Common Share Investment Data*

	Market price per common share($)				Dividend	Dividend
	High	Low	Close	Paid ($)	payout ratio	yield**
2004	26.99	21.87	26.70	0.685	38.2%	2.8%
2003	23.08	17.44	22.75	0.5625	38.1%	2.8%
2002	19.90	16.25	18.63	0.4725	37.4%	2.6%
2001	20.02	15.18	17.15	0.39	56.2%	2.2%
2000	21.00	8.35	18.58	0.325	37.8%	2.2%
1999	15.63	8.68	11.68	0.265	37.1%	2.2%
1998	13.57	8.38	13.00	0.22	37.6%	2.0%
1997	9.75	4.99	9.63	0.185	38.1%	2.5%

* In October 2004 and September 1998 the Company's common shares were subdivided on a two for one basis. 2004 and previous year data are presented on a subdivided basis.
** Dividends as percent of average high and low market price.

Designed and Produced by SUTTON Integrated Solutions Printed in Canada



GREAT-WEST
LIFECO INC.

A MEMBER OF THE POWER FINANCIAL CORPORATION GROUP OF COMPANIES.

E987(04LIFECO)-03/05